As filed with the Securities and Exchange Commission on January 9, 2013

Registration No. 333-_________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST QUANTUM MINERALS LTD.

(Exact Name of Registrant as specified in its charter)

British Columbia, Canada	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	I.R.S. Employer Identification Number (if applicable)

543 Granville Street, 8th Floor, Vancouver, British Columbia, Canada V6C 1X8, 604-688-6577

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

302-738-6680

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copy to:

P.J. Himelfarb, Esq.	Daniel Batista, Esq.
Weil, Gotshal & Manages LLP	Fasken Martineau DuMoulin LLP
200 Crescent Court, Suite 300	333 Bay Street, Suite 2400
Dallas, TX 75201	Toronto, ON M5H 2T6
(214) 746-7700	(416) 868-3423

Approximate date of commencement or proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Shares	86,814,830	US$68.11	US$1,793,588,140	US$244,645

(1)	Represents the maximum number of common shares of First Quantum Minerals Ltd. that may be issued in the United States pursuant to the transaction described herein. The calculation assumes the purchase of all outstanding common shares of Inmet Mining Corporation (“Inmet Shares”).

(2)	Estimated solely for purposes of calculating the amount of the filing fee only. In accordance with General Instruction IV.G of Form F-80, the registration fee has been calculated on the basis of the market value of the estimated number of Inmet Shares held by U.S. holders, which is Cdn. $1,766,211,856 (U.S. $1,793,588,140). The market value of each such Inmet Share was calculated as Cdn. $67.07 (U.S. $68.11) based upon the average of the high and low prices for such common shares on the Toronto Stock Exchange as of December 13, 2012. The U.S. dollar value thereof was calculated at Cdn. $1.0000 = U.S. $1.0155, which was the Bank of Canada’s noon exchange rate on December 13, 2012.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

ITEM 1.	HOME JURISDICTION DOCUMENTS

Offer to Purchase and Circular

Letter of Acceptance and Transmittal

Notice of Guaranteed Delivery

ITEM 2.	INFORMATIONAL LEGENDS

See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular.

ITEM 3.	INCORPORATION OF CERTAIN INFORMATION BY REFERENCES

See “Documents Incorporated by Reference” in the Offer to Purchase and Circular. As required by this Item, the Offer to Purchase and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of First Quantum Minerals Ltd. at 8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada, V6C 1X8 (telephone: (604) 688-6577).

ITEM 4.	LIST OF DOCUMENTS FILED WITH THE COMMISSION

See “Documents Filed With the SEC as Part of the Registration Statement” in the Offer to Purchase and Circular.

I-1

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of, the offer contained in this document, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer is not being made or directed to, nor will deposits of shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, the offeror may, in its sole discretion, take such action as it may deem necessary to extend the offer to shareholders in any such jurisdiction.

January 9, 2013

OFFER TO PURCHASE

all of the outstanding common shares (together with associated rights issued under the shareholder rights plan)

of

INMET MINING CORPORATION

for consideration per common share of Inmet Mining Corporation (“Inmet”) of, at the election of each holder,

$72.00 in cash (the “Cash Alternative”)

or

3.2967 common shares of First Quantum (the “Share Alternative”)

or

$36.00 and 1.6484 common shares of First Quantum (the “Cash and Share Alternative”)

subject, in each case, to proration as set out herein

FQM (Akubra) Inc. (the “Offeror”), a direct wholly-owned subsidiary of First Quantum Minerals Ltd. (“First Quantum”), hereby offers (the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares of Inmet, including any common shares of Inmet that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined herein) upon the exercise, conversion or exchange of any Convertible Securities (as defined herein), together with the associated rights (the “SRP Rights”) issued under the Inmet Shareholder Rights Plan (as defined herein) (collectively, the “Inmet Shares”).

The Offer is open for acceptance until 5:00 p.m. (Eastern Standard Time) on February 14, 2013 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Information Agent for the Offer is:

If you have any questions or need any assistance in depositing your Inmet Shares, please call Georgeson at:

Toll Free (North America): 1-866-656-4120

Outside North America Call Collect: 1-781-575-2421

Email: askus@georgeson.com

Under the Offer, each holder of Inmet Shares (a “Shareholder”) may elect to receive either the Cash Alternative, the Share Alternative or the Cash and Share Alternative in respect of all of the Inmet Shares deposited under the Offer by such Shareholder, subject, in each case, to proration as set out herein. The total amount of cash available under the Offer shall not exceed $2,531,212,776 and the total number of common shares of First Quantum (“First Quantum Shares”) available to be issued under the Offer shall not exceed 115,901,421 First Quantum Shares. Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive $36.00 in cash and 1.6484 First Quantum Shares for each Inmet Share tendered, subject to adjustment for fractional shares. See Section 1 of the Offer to Purchase, “The Offer”.

The First Quantum Shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “FM” and are admitted for trading on the London Stock Exchange plc (the “LSE”) under the trading symbol “FQM”. The Inmet Shares are listed on the TSX under the symbol “IMN”.

The Offer represents a premium of (i) 65 percent to Inmet’s underlying net cash adjusted equity value, adjusted for Inmet’s net cash balance of $1.9 billion (or $26 per Inmet Share) as of November 23, 2012, which was the last trading day prior to the submission of First Quantum’s second proposal to Inmet, and (ii) 35 percent to the 30-day VWAP, and 33 percent to the closing share price, of the Inmet Shares on the TSX on November 23, 2012. The Share Alternative has been calculated based on First Quantum’s closing share price on the TSX on November 23, 2012, which was the last trading day prior to the submission of First Quantum’s second proposal to Inmet.

The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Inmet Shares that constitutes at least 66 2/3 percent of the outstanding Inmet Shares (on a fully diluted basis). See Section 4 of the Offer to Purchase, “Conditions of the Offer”. Subject to applicable Laws (as defined herein), the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Deposited Inmet Shares (as defined herein) unless each of the conditions of the Offer is satisfied or, where permitted, waived by the Offeror (at its sole discretion) at or prior to the Expiry Time.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper) or a manually signed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing their Inmet Shares and all other required documents, at the Toronto office of Computershare Investor Services Inc. (the “Depositary”) in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of Inmet Shares set out in Section 3 of the Offer to Purchase, “Manner for Acceptance – Acceptance by Book-Entry Transfer”, or (ii) follow the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Manner for Acceptance – Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) or a manually signed facsimile thereof.

Shareholders whose Inmet Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Inmet Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

All payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Inmet Shares directly with the Depositary.

Questions and requests for assistance may be directed to the Depositary or the information agent for the Offer, Georgeson Shareholder Communications Canada, Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent and are accessible on the Canadian Securities Administrators’ website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, First Quantum, the Information Agent or the Depositary.

This document does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Inmet Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

This document contains no offer to the public within the meaning of section 102B of the United Kingdom Financial Services and Markets Act 2000, as amended (“FSMA”) or otherwise. This document is not a prospectus for the purposes of section 85(1) of the FSMA. Accordingly, this document has not been nor will it be approved as a prospectus by the United Kingdom Financial Services Authority (the “FSA”) under section 87A of the FSMA and it has not been filed with the FSA pursuant to the United Kingdom Prospectus Rules nor has it been approved by a person authorized under the FSMA or by the LSE.

NOTICE TO INMET SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated thereunder. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder as applicable to a tender offer (i) in which less than 40 percent of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under applicable U.S. – Canadian multijurisdictional disclosure system and cross-border tender offer rules that permit the Offeror, a Canadian foreign private issuer, to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canadian provincial and federal law. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 promulgated under the U.S. Exchange Act, in accordance with Canadian provincial and federal corporate and takeover offer rules.

First Quantum has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80 and other documents and information, and expects to mail this Offer to Purchase and Circular to Shareholders concerning the Offer and the proposed combination or acquisition of Inmet. Pursuant to Section V(D) of the Form F-80 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.

The Offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Inmet Shares and the acquisition of First Quantum Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that First Quantum is incorporated under the laws of the Province of British Columbia, that Inmet is incorporated under the laws of Canada, and that some or all of their respective officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of First Quantum and Inmet and said persons may be located outside the United States.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Inmet Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. The Offeror may, in its sole discretion, take such action as it may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, the Offeror may elect not to complete such action in any given instance. Accordingly, the Offeror cannot at this time assure holders of Inmet Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of First Quantum Shares or Inmet Shares, or certain related securities, as permitted by applicable laws or regulations of the United States, Canada or its provinces or territories.

The Offer to Purchase and Circular and certain of the information incorporated by reference into the Offer to Purchase and Circular have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserves”, “probable reserves”, “proven reserves”, “inferred resources”, “indicated resources”, “measured resources” and “mineral resources” used or incorporated by reference in the Offer to Purchase and Circular are, unless otherwise stated, Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves (“CIM”). CIM standards differ significantly from standards in the United States. While the terms “mineral resource”, “measured resources”, “indicated resources”, and “inferred resources” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information regarding mineralization and resources contained or incorporated by reference in the Offer to Purchase and Circular may not be comparable to similar information made public by United States companies.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for the Inmet Shares and not for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Inmet Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Inmet Shares at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner for Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase.

The tax consequences to holders of Convertible Securities of converting, exchanging or exercising such Convertible Securities are not described in either Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, or in Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations”. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision whether to convert, exchange or exercise such Convertible Securities.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in the accompanying Circular under Section 7, “Reasons to Accept the Offer”, Section 8, “Purpose of the Offer and First Quantum’s Plans for Inmet”, Section 10, “Source of Funds” and Section 13, “Acquisition of Inmet Shares Not Deposited”, in addition to certain information contained elsewhere in this Offer to Purchase and Circular, contain “forward-looking statements” and are prospective. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”,

v

“might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by assumptions and the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Offeror or First Quantum to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations of the Offeror or First Quantum include, among other things: the inherent risks and uncertainties involved in mining or the exploration and development of mineral properties; possible variations in ore reserves, grade or recovery rates; fluctuations in metal prices (including copper prices); fluctuations in currency exchange rates; fluctuations in interest rates; the availability of labour, equipment and other infrastructure; changes in project parameters as plans continue to be refined; potential project cost delays and overruns or unanticipated costs and expenses; political instability whether globally or in the countries in which Inmet or First Quantum operate; changes in applicable Laws, including Laws related to mining development, foreign investment, environmental protection, labour and employment and the protection of the health and safety of workers; possible defects to title of properties; failure of plant, equipment or processes to operate as anticipated; uncertainties relating to timing of production and the cash and total costs of production; the possibility of accidents, labour strikes and work stoppages; general business and economic conditions globally; industry trends; the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from government authorities on a timely basis or at all if the Offer is successful, the inability to successfully integrate Inmet’s operations and programs with those of First Quantum, including incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the integration of Inmet; and disruptions in business operations due to reorganization activities. Such forward-looking statements should therefore be construed in light of such factors. These factors are not intended to represent a complete list of the general or specific factors that could affect the Offeror or First Quantum. Additional factors may be noted elsewhere in this Offer to Purchase and Circular and in any documents incorporated by reference into this Offer to Purchase and Circular. Readers are cautioned not to put undue reliance on forward-looking statements. The Offeror and First Quantum disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws.

Neither the Offeror or First Quantum nor any of their respective directors or officers has verified the accuracy or completeness of information or statements contained herein which are made by or derived from third-party sources (including any projections or estimates made by third-party research analysts). Such third-party sources may have failed to identify events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements. The Offeror and First Quantum have no means of verifying the accuracy or completeness of such information or statements made by or derived from third-party sources or whether there has been any failure by such sources to identify events that may have occurred or may affect the significance or accuracy of any information or statements.

CURRENCY AND EXCHANGE RATES

In the Offer to Purchase and Circular, all references to (i) “$” or “dollars” refer to Canadian dollars, (ii) “US$” refer to U.S. dollars and (iii) “£” refer to Great British Pounds.

The Bank of Canada noon rates of exchange on the following dates were:

Date	U.S. Dollars	Great British Pounds
September 28, 2012	$1.00 = US$1.0166	$1.00 = £0.6302
November 23, 2012	$1.00 = US$1.0074	$1.00 = £0.6284
January 4, 2013	$1.00 = US$1.0146	$1.00 = £0.6327

ABBREVIATIONS

In the Offer to Purchase and Circular, unless otherwise specified or the subject matter or context is inconsistent therewith, the following abbreviations shall have the meanings set out below.

Metals		Metrics

Au	Gold	koz	thousand ounces
Cu	Copper	kt	thousand tonnes
Ni	Nickel	ktpa	thousand tonnes per annum
Zn	Zinc	Moz	million ounces
		Mt	million tonnes
		Mtpa	million tonnes per annum

NON-GAAP FINANCIAL MEASURES

In this Offer to Purchase and Circular and certain information incorporated by reference in this Offer to Purchase and Circular, including the management discussion and analysis of financial condition and results of operations of First Quantum for the three and nine month periods ended September 30, 2012, the terms “cash costs”, “total costs per unit of production”, “operating cash flow per share”, “EBITDA” and “comparative earnings” are used as performance measures. The consolidated cash costs and total costs presented by First Quantum are measures that are prepared on a basis consistent with the industry standard definitions but are not measures recognized under GAAP (as defined herein). In calculating the cash and total costs for each segment, the costs are prepared on the same basis as the segmented financial information that is contained in the financial statements. Cash costs include all mining and processing costs less any profits from by-products such as gold, cobalt or PGE. TC/RC and freight deductions on metal sales, which are typically recognized as a component of sales revenues, are added to cash costs to arrive at an approximate cost of finished metal. Total costs are cash costs plus depreciation, exploration, interest and royalties. In calculating the operating cash flow per share, before and after working capital movements, the operating cash flow calculated for GAAP purposes is divided by the basic weighted average common shares outstanding for the respective period. EBITDA is calculated as operating profit before depletion and amortization and the comparative earnings and comparative earnings per share have been adjusted to remove the effect of the settlement of claims and sale of DRC assets in 2012 and bond inducement costs in 2011. The terms “cash costs”, “total costs per unit of production”, “operating cash flow per share”, “EBITDA” and “comparative earnings” differ from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP and may not be comparable to similarly titled measures of other companies.

INFORMATION CONCERNING INMET

Except as otherwise indicated, the information concerning Inmet contained in this Offer to Purchase and Circular has been taken from and is based solely upon Inmet’s public disclosure on file with the Securities Regulatory Authorities (as defined herein). Inmet has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Inmet contained in this document. Although the Offeror and First Quantum have no knowledge that would indicate that any information or statements contained in this document concerning Inmet taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither the Offeror or First Quantum nor any of their respective directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Inmet to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to the Offeror or First Quantum. The Offeror and First Quantum have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Inmet’s publicly available documents or records or whether there has been any failure by Inmet to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Inmet is given based on information in Inmet’s public disclosure available as of January 4, 2013. All references to the number of Inmet Shares outstanding on a fully diluted basis as at September 30, 2012 in this document are references to estimates of such figures based solely on Inmet’s public disclosure.

SUMMARY

This summary highlights information more fully discussed elsewhere in this Offer to Purchase and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in the Offer to Purchase and Circular. Shareholders are urged to review the more detailed information about the Offeror and First Quantum, the Offer and the First Quantum Shares provided elsewhere in this Offer to Purchase and Circular and in the documents incorporated by reference herein, which should be read in their entirety. Terms defined in the Glossary and not otherwise defined in this Summary have the respective meanings given to them in the Glossary, unless the context otherwise requires.

The Offer

The Offeror hereby offers to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Inmet Shares for consideration per Inmet Share, at the option of the Shareholder, of:

(a)	$72.00 cash;

(b)	3.2967 First Quantum Shares; or

(c)	$36.00 cash and 1.6484 First Quantum Shares,

as elected by the Shareholder in the applicable Letter of Transmittal or Notice of Guaranteed Delivery, subject, in each case, to proration as set out herein.

In addition, the Offeror will, to the extent required, remit to the Panamanian tax authority, on behalf of each Shareholder who deposits (and does not withdraw) Inmet Shares to the Offer prior to the Expiry Time, the Remitted Amount in respect of each Inmet Share so deposited (and not withdrawn) under the Offer as an advance payment of the Panama Capital Gains Tax, if any, payable by such Shareholder. See Section 21 of the Circular, “Certain Panamanian Income Tax Considerations”.

The total amount of cash available under the Offer shall not exceed $2,531,212,776 and the total number of First Quantum Shares available to be issued under the Offer shall not exceed 115,901,421. The consideration available under the Offer will be prorated on each Take-Up Date, as necessary, to ensure that the total aggregate consideration available under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Inmet Shares acquired in proportion to the number of Inmet Shares outstanding on a fully diluted basis. See Section 1 of the Offer to Purchase, “The Offer”.

Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive $36.00 in cash and 1.6484 First Quantum Shares for each Inmet Share tendered, subject to adjustment for fractional shares.

SHAREHOLDERS WHO DO NOT PROPERLY ELECT THE CASH ALTERNATIVE, THE SHARE ALTERNATIVE OR THE CASH AND SHARE ALTERNATIVE WITH RESPECT TO ANY INMET SHARES DEPOSITED BY THEM PURSUANT TO THE OFFER WILL BE DEEMED TO HAVE ELECTED THE CASH ALTERNATIVE.

The Offer is made only for the Inmet Shares and not for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Inmet Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Inmet Shares at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner for Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase.

The Offer represents a premium of (i) 65 percent to Inmet’s underlying net cash adjusted equity value, adjusted for Inmet’s net cash balance of $1.9 billion (or $26 per Inmet Share) as of November 23, 2012, which was the last trading day prior to the submission of First Quantum’s second proposal to Inmet, and (ii) 35 percent to the 30-day VWAP, and 33 percent to the closing share price, of the Inmet Shares on the TSX on November 23, 2012. The Share Alternative has been calculated based on First Quantum’s closing share price on the TSX on November 23, 2012, which was the last trading day prior to the submission of First Quantum’s second proposal to Inmet.

The obligation of the Offeror to take up and pay for the Inmet Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

No fractional First Quantum Shares will be issued pursuant to the Offer. In lieu of fractional First Quantum Shares, a Shareholder accepting the Offer who would otherwise receive a fraction of a First Quantum Share will receive a cash payment determined on the basis of $21.84 for each whole First Quantum Share.

Time for Acceptance

The Offer will be open for acceptance until 5:00 p.m. (Eastern Standard Time) on February 14, 2013 unless the Offer is extended or withdrawn by First Quantum. See Section 5 of the Offer to Purchase, “Extension, Variation and Changes in the Offer”.

First Quantum Minerals Ltd.

First Quantum Minerals Ltd. is a well-established and rapidly growing mining and metals company engaged in mineral exploration, development and mining. First Quantum currently produces LME grade equivalent copper cathode, copper in concentrate, nickel, gold, PGE and cobalt. Its operations and projects are located in Zambia, Australia, Finland, Mauritania and Peru. For the twelve months ended September 30, 2012, First Quantum produced 290 thousand tonnes of copper and 181 thousand ounces of gold and entered the nickel market with the commissioning of the Ravensthorpe Mine and Kevitsa Mine, producing 32 thousand tonnes of nickel. First Quantum is developing several large-scale projects which, when in production, are expected to place it amongst the world’s top ten largest producers of both copper and nickel.

The First Quantum Shares are listed on the TSX under the trading symbol “FM” and are admitted for trading on the LSE under the trading symbol “FQM”. First Quantum is a reporting issuer or the equivalent in all of the provinces of Canada and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces. Such documents are available on SEDAR at www.sedar.com. See Section 1 of the Circular, “First Quantum Minerals Ltd.”.

FQM (Akubra) Inc.

FQM (Akubra) Inc. is incorporated under the laws of Canada and is a direct wholly-owned subsidiary of First Quantum. FQM Akubra was organized solely for the purpose of making the Offer and has not otherwise conducted any business activities to date. FQM Akubra’s registered office is located at 333 Bay Street, Suite 2400, Toronto ON M5H 2T6. See Section 2 of the Circular, “FQM (Akubra) Inc.”.

Inmet Mining Corporation

Inmet Mining Corporation is a Canadian-based global mining company that produces copper and zinc. Inmet has three wholly-owned mining operations, in Turkey, Spain and Finland. Inmet also has an 80 percent interest in a mining project located in Panama, currently under development.

The Inmet Shares are listed and posted for trading on the TSX under the symbol “IMN”. See Section 3 of the Circular, “Inmet Mining Corporation”. Inmet is a reporting issuer or the equivalent in all of the provinces and territories of Canada and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces and territories. Such documents are available on SEDAR at www.sedar.com.

Reasons to Accept the Offer

Shareholders should consider the following factors in making a decision to accept the Offer:

•	Significant Premium

The Offer represents a premium of:

(i)	65 percent to Inmet’s underlying equity value (adjusted for net cash balance of $1.9 billion on Inmet’s balance sheet, or $26 per Inmet Share) as of November 23, 2012, which was the last trading day prior to the submission of First Quantum’s second proposal to Inmet; and

(ii)	35 percent to the 30-day VWAP, and 33 percent to the closing share price, of the Inmet Shares on the TSX on November 23, 2012.

The Share Alternative has been calculated based on First Quantum’s closing share price on the TSX on November 23, 2012, which was the last trading day prior to the submission of First Quantum’s second proposal to Inmet.

Implied Premiums to Inmet’s Underlying Equity Value[1]

Source:Bloomberg

(1)     Adjusted for $1.9 billion net cash on Inmet’s balance sheet

(2)     As of October 26, 2012, the last trading day before the

         initial friendly approach to Inmet management

(3)     As of November 23, 2012, the last trading day before

         the second friendly approach to Inmet management

Implied Premiums to Inmet’s Share Price

Source:Bloomberg

(1)     As of October 26, 2012, the last trading day before the

         initial friendly approach to Inmet management

(2)     As of November 23, 2012, the last trading day before

         the second friendly approach to Inmet management

•	Opportunity to Elect for Cash or Shares in the Combined Entity

The Offer provides Shareholders with the opportunity to receive their consideration in the form of cash, First Quantum Shares or a combination thereof, in each case being subject to proration as set out in Section 1 of the Offer to Purchase, “The Offer”.

This flexibility of consideration allows Shareholders, to the extent that they receive cash, to lock in the premium represented by the Offer. First Quantum has a long-standing track record of achieving superior shareholder returns, and to the extent Shareholders receive First Quantum Shares, they will be provided with the opportunity to benefit from on-going exposure to the significant upside potential of the combined First Quantum and Inmet business going forward.

A Track Record of Delivering Value

Total Annualized Shareholder Return1 (January 1, 2000 – November 23, 2012)

Source:	S&P Capital IQ

(1)	Based on $ basis

(2)	Based on October 7, 2002 – November 23, 2012 period (period since listing)
(3)	Based on February 10, 2010 – November 23, 2012 period (period since listing)

(4)	Based on October 7, 2005 – November 23, 2012 period (period since listing)

•	Premier Globally Diversified Base Metals Company

To the extent that Shareholders receive First Quantum Shares as part of or all of their consideration under the Offer, they will gain exposure to a premier base metals company with a portfolio of high quality assets in eight countries across six continents.

The combined entity would have a geographically diversified operating platform comprised of seven producing mines and four world-class development projects in the Sentinel Copper Project (Zambia), the Enterprise Nickel Project (Zambia), the Haquira Prospect (Peru) and the Cobre Panama Project (Panama).

Premier Asset Portfolio

Source:	Company information

(1)	Commercial production achieved on August 18, 2012

(2)	Commercial production achieved on December 28, 2011

•	A New Global Leader Focused on Copper

To the extent that Shareholders receive First Quantum Shares under the Offer as part of or all of their consideration, they will gain exposure to the strong growth profile of the combined entity.

The combined entity’s production growth profile is expected to grow at a compound annual rate of over 24 percent from 2012 to 2018, well above growth rates anticipated for any of its global copper peers. This growth is driven by a strong pipeline of low capital intensity development projects and low cost expansion of existing operating assets.

2012 – 2018 Expected Copper Production Growth (compound annual growth rate)

Source:	BrookHunt, Q3 2012

•	Benefit from Enhanced Scale, Liquidity and Industry Presence

To the extent that Shareholders receive First Quantum Shares as part of or all of their consideration under the Offer, they will receive the benefits of owning shares in a major international and widely owned copper mining company with enhanced scale, liquidity and industry presence.

2018 Expected Copper Production (million tonnes)

Source:	BrookHunt, Q3 2012

Through its rapidly expanding copper production footprint, the combined entity is expected to be one of the world’s top five copper producers, with the capacity to deliver, according to BrookHunt estimates, in excess of 1.3 million tonnes of copper production per annum by 2018.

•	Benefit from Enhanced Financial Profile

To the extent that Shareholders receive First Quantum Shares as part of or all of their consideration under the Offer, they will be provided with exposure to a combined entity with an enhanced financial profile with greater liquidity, greater free cash flow generation ability and enhanced flexibility to raise capital, when necessary. The combined entity will have a clear path to an enhanced credit profile which should result in a lower long-term cost of capital.

•	Benefit from First Quantum’s Unique and Proven Experience in Project Development

To the extent that Shareholders receive First Quantum Shares as part of or all of their consideration under the Offer, they will directly and indirectly benefit from First Quantum’s approach to project development.

First Quantum has a management team with a strong track record and proven experience in project development, having brought five mines to production in the last ten years, on time and on budget. The team has demonstrated its ability to build large scale projects, often exceeding its stated intentions in terms of capital costs, development timelines, and/or production milestones achieved. First Quantum’s achievements include, among others, the successful development of the Kansanshi Mine in Zambia (now the largest mine in the country), the Ravensthorpe Mine in Australia, the Kevitsa Mine in Finland and the Guelb Moghrein Mine in Mauritania.

Strong Operating and Development Track Record

Source:	Company Information

(1)	Delivered Phase 1 production of 130 Ktpa on time and budget, reaching 245 Ktpa in 2009

First Quantum is currently applying its experience and expertise to the development of the Sentinel Copper Project and Enterprise Nickel Project (collectively forming the Trident License Area in Zambia). Both the Sentinel Copper Project and the Enterprise Nickel Project remain on track and on budget. The Sentinel Copper Project will have a similar throughput to Cobre Panama, at an estimated 55 million tonnes per annum, and substantially the same style of process plant.

The combined entity will also have the opportunity to benefit from the implementation of First Quantum’s unique and proven approach to project construction at the Cobre Panama Project. This is expected to de-risk the project significantly and to improve its development, both in terms of method and capital cost, substantially.

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire, on the terms and subject to the conditions of the Offer, all of the outstanding Inmet Shares. If the Offeror takes up and pays for the Deposited Inmet Shares, the Offeror currently intends, subject to compliance with all applicable Laws, to acquire all of the outstanding Inmet Shares not deposited under the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 8 of the Circular, “Purpose of the Offer and First Quantum’s Plans for Inmet”, and Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited”.

Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to applicable Laws, the Offeror reserves the right to withdraw or extend the Offer, and shall not be required to take up and pay for any Deposited Inmet Shares, unless all of the conditions of the Offer contained in Section 4 of the Offer to Purchase, “Conditions of the Offer”, are satisfied or, where permitted, waived (at the sole discretion of the Offeror) at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Inmet Shares that constitutes at least 66 2/3 percent of the outstanding Inmet Shares (on a fully diluted basis). See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Regulatory Matters

The Offer will be subject to the approval of the TSX. The Offeror’s obligation to accept for purchase and pay for Deposited Inmet Shares is conditional upon obtaining all governmental and regulatory approvals, waivers, permits, consents, reviews, orders, rulings, decisions, exemptions and waiting periods (including, without limitation, Competition Act Approval, ICA Approval, Turkish Competition Approval and those of any stock exchange or other Securities Regulatory Authorities) that in the Offeror’s sole judgment are necessary or desirable to complete the Offer. See Section 15 of the Circular, “Regulatory Matters”.

Manner for Acceptance

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper) or a manually signed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing their Inmet Shares and all other required documents, at the Toronto office of Computershare Investor Services Inc. (the “Depositary”) in accordance with the instructions in the Letter of Transmittal. See Section 3 of the Offer to Purchase, “Manner for Acceptance – Letter of Transmittal”.

If a Shareholder wishes to accept the Offer and deposit its Inmet Shares under the Offer and the certificate(s) representing such Shareholder’s Inmet Shares is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Inmet Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on yellow paper), or a manually executed facsimile thereof, in accordance with the instructions in the Notice of Guaranteed Delivery. See Section 3 of the Offer to Purchase, “Manner for Acceptance – Procedure for Guaranteed Delivery”.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a Letter of Transmittal, properly completed and executed in accordance with the instructions therein, with the signatures guaranteed, if required, and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders accepting the Offer through a book-entry transfer shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof (in the event they have not otherwise completed a Letter of Transmittal) and therefore such instructions shall be considered a valid tender in accordance with the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Inmet Shares directly with the Depositary.

Shareholders whose Inmet Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Inmet Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders should contact the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing their Inmet Shares with the Depositary.

Take-Up of and Payment for Deposited Inmet Shares

If all of the conditions of the Offer described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, have been satisfied or, where permitted, waived by the Offeror (at its sole discretion) at or prior to the Expiry Time, the Offeror will take up and pay for Deposited Inmet Shares that have not been properly withdrawn from the Offer not later than 10 days after the Expiry Date. Any Inmet Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of (i) three business days after they are taken up and (ii) ten days after the Expiry Time. Any Inmet Shares deposited under the Offer after the first date on which Inmet Shares have been taken up by the Offeror will be taken up and paid for by the Offeror not later than 10 days after such deposit. See Section 6 of the Offer to Purchase, “Take Up of and Payment for Deposited Inmet Shares”.

Withdrawal of Deposited Inmet Shares

Deposited Inmet Shares may be withdrawn by or on behalf of the depositing Shareholder at any time before the Inmet Shares have been taken up by the Offeror under the Offer and in the other circumstances described in Section 7 of the Offer to Purchase, “Withdrawal of Deposited Inmet Shares”. Except as so indicated or as otherwise required by applicable Laws, deposits of Inmet Shares are irrevocable.

Acquisition of Inmet Shares Not Deposited

If, within 120 days after the date of the Offer, the Offer is accepted by Shareholders who, in the aggregate, hold not less than 90 percent of the issued and outstanding Inmet Shares (on a fully diluted basis) in respect of which the Offer was made as at the Expiry Time and the Offeror acquires or is bound to take up and pay for such Deposited Inmet Shares, the Offeror intends, to the extent possible, to acquire those Inmet Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If the right of Compulsory Acquisition is not available for any reason, or if the Offeror elects not to pursue such right, the Offeror may pursue other means of acquiring, directly or indirectly, all of the Inmet Shares not tendered under the Offer in accordance with applicable Laws, including by means of a Subsequent Acquisition Transaction. If the Offeror proposes a Subsequent Acquisition Transaction, the Offeror intends to cause the Inmet Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by applicable Laws, to be counted as part of any Minority Approval that may be required in connection with such transaction. The timing and details of such a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including the number of Inmet Shares acquired pursuant to the Offer. There is no assurance that a Compulsory Acquisition or a Subsequent Acquisition Transaction will be completed on the terms described herein or at all, in particular if the Offeror acquires less than 66 2/3 percent of the outstanding Inmet Shares (on a fully diluted basis). See Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited”.

Shareholders who do not deposit their Inmet Shares under the Offer will not be entitled to any right of dissent or appraisal. However, Shareholders who do not deposit their Inmet Shares under the Offer may have certain rights of dissent in the event the Offeror acquires such Inmet Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their Inmet Shares. See Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited”.

Stock Exchange Listing and Reporting Issuer Status

The Inmet Shares are listed on the TSX under the trading symbol “IMN”. See Section 3 of the Circular, “Inmet Mining Corporation – Price Range and Trading Volumes of Inmet Shares”. Depending on the number of Inmet Shares purchased by the Offeror under the Offer, it is possible that the Inmet Shares will fail to meet the criteria of the TSX for continued listing on the TSX. If permitted by applicable Laws, the Offeror intends to cause Inmet to apply to delist the Inmet Shares from the TSX and to cause Inmet to cease to be a reporting issuer under the securities Laws of each province and territory of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction in which it currently has such obligations as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of Inmet Shares and Reporting Issuer Status”.

Shareholder Rights Plan

On November 28, 2012, Inmet announced that it had adopted the Shareholder Rights Plan. The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Inmet Board or by a Securities Regulatory Authority or a court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed. See Section 9 of the Circular, “Shareholder Rights Plan”.

According to Inmet, the Shareholder Rights Plan is intended to ensure that the Shareholders and the Inmet Board be given sufficient time to evaluate the bid, negotiate with the initial bidder and encourage competing bids. The Offeror believes that, by the Expiry Time, Inmet and the Inmet Board will have had more than adequate time to fully consider the Offer and any available alternative transactions and Shareholders likewise will have had sufficient time to determine whether to deposit their Inmet Shares to the Offer.

Certain Canadian Federal Income Tax Considerations

Generally, a Resident Holder who disposes of Inmet Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the aggregate of any cash received on the disposition, the fair market value, as at the time of the disposition, of the First Quantum Shares received on the disposition pursuant to the Offer, and the Remitted Amount, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Inmet Shares immediately before the disposition.

Generally, a Non-Resident Holder will not be subject to tax under the Tax Act on any capital gains realized on the disposition of Inmet Shares pursuant to the Offer, unless the Inmet Shares are “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

The foregoing is a very brief summary of certain principal Canadian federal income tax considerations and is qualified in its entirety by Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, which provides a summary of certain material Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Inmet Shares pursuant to the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction. Holders of options and Convertible Securities should consult their own tax advisors having regard to their own personal circumstances.

Certain U.S. Federal Income Tax Considerations

First Quantum intends to acquire 100 percent of the Inmet Shares through the Offer and any Compulsory Acquisition, Compelled Acquisition or Subsequent Acquisition Transaction, and to amalgamate Inmet and the Offeror. If these steps are properly viewed as an integrated plan, the Offeror is properly viewed as the acquiror of substantially all of Inmet’s assets (in each case for U.S. federal income tax purposes), and the aggregate fair market value of the First Quantum Shares issued to the holders of Inmet Shares pursuant to the integrated acquisition equals or exceeds 40 percent of the aggregate fair market value of the consideration paid for 100 percent of the Inmet Shares pursuant to the integrated acquisition (measured under U.S. federal income tax rules), then First Quantum believes that the integrated acquisition of Inmet should constitute a reorganization within the meaning of Section 368(a) of the Code. If the Offer qualifies as part of a reorganization, a U.S. holder of Inmet Shares receives First Quantum Shares in exchange for Inmet Shares, and Inmet is not and has not been a PFIC for U.S. federal income tax purposes, such U.S. holder will not recognize gain or loss for U.S. federal income tax purposes on the exchange of its Inmet Shares for First Quantum Shares and any cash (including any Remitted Amount), except that any gain realized will be taxable to the extent of the amount of any cash received in the exchange (including any Remitted Amount). If the Offer does not qualify as part of a reorganization or if a U.S. holder does not receive First Quantum Shares in the exchange, then (assuming Inmet is not a PFIC) the U.S. holder will recognize gain or loss equal to the difference between (i) the sum of the fair market value of any First Quantum Shares received and the amount of any cash received (including any Remitted Amount) and (ii) the U.S. Holder’s adjusted tax basis in the Inmet Shares surrendered.

The foregoing is a very brief summary of certain U.S. federal income tax considerations and is qualified in its entirety by Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations”, which provides a summary of certain U.S. federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Inmet Shares pursuant to the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction.

Certain Panamanian Income Tax Considerations

Shareholders may be liable for Panama Capital Gains Tax on the disposition of Inmet Shares pursuant to the Offer. To the extent required, the Offeror will remit to the Panamanian tax authority, on behalf of each Shareholder who deposits (and does not withdraw) Inmet Shares to the Offer prior to the Expiry Time, the Remitted Amount in respect of each Inmet Share so deposited (and not withdrawn) under the Offer as an advance payment of the Panama Capital Gains Tax, if any, payable by such Shareholder, in addition to any other payment made by the Offeror to such Shareholder under the Cash Alternative, the Share Alternative, or the Cash and Share Alternative, as applicable.

The foregoing is a very brief summary of certain Panamanian income tax considerations only. Shareholders are urged to read the information under Section 21 of the Circular, “Certain Panamanian Income Tax Considerations” and to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Inmet Shares pursuant to the Offer.

Risk Factors

An investment in First Quantum Shares and the combination of First Quantum and Inmet are subject to certain risks and uncertainties. In assessing the Offer, Shareholders should carefully consider the risks and uncertainties identified in Section 17 of the Circular, “Risk Factors” and the risks described in First Quantum’s annual information form dated March 31, 2012 for the year ended December 31, 2011, which is incorporated by reference in the Offer to Purchase and Circular.

Depositary and Information Agent

The Offeror and First Quantum have retained Computershare Investor Services Inc. to act as the Depositary under the Offer. The Depositary will be responsible for receiving deposits of certificates representing Deposited Inmet Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Inmet Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Inmet Shares. See Section 3 of the Offer to Purchase, “Manner for Acceptance” and Section 24 of the Circular, “Other Matters Relating to the Offer – Depositary and Information Agent”.

The Offeror and First Quantum have also retained Georgeson Shareholder Communications Canada, Inc. to act as information agent to provide information to Shareholders in connection with the Offer.

Computershare Investor Services Inc., in its capacity as Depositary, and Georgeson Shareholder Communications Canada, Inc. in its capacity as Information Agent, will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Contact details for the Depositary and the Information Agent are provided on the back cover of this document.

Financial Advisors

Jefferies International Limited, Goldman, Sachs & Co. and RBC Capital Markets have been retained to act as financial advisors to the Offeror. See Section 24 of the Circular, “Other Matters Relating to the Offer – Financial Advisors”.

Pro Forma Financial Statements

Shareholders should refer to Appendix “A” to the Offer to Purchase and Circular for unaudited pro forma consolidated balance sheet as at September 30, 2012 and consolidated statements of earnings of First Quantum for the nine month period ended September 30, 2012 and the year ended December 31, 2011, giving effect to the proposed acquisition of all of the issued and outstanding Inmet Shares in the manner set forth therein. Such pro forma financial statements have been prepared using certain of First Quantum’s and Inmet’s respective financial statements as more particularly described in the notes to the pro forma financial statements. First Quantum has not had access to any non-public books and records of Inmet, has relied entirely on Inmet’s publicly filed financial statements and is not in a position to independently assess or verify the information in Inmet’s publicly filed documents, including the financial statements of Inmet that were used to prepare the pro forma financial statements. Such pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such pro forma financial statements. Any potential synergies that may be realized after consummation of the transaction have been excluded from such pro forma financial statements. Since the pro forma financial statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. Also, neither First Quantum nor its independent auditors have had an opportunity to meet with Inmet’s independent auditors to discuss Inmet’s financial statements upon which the pro forma financial statements are based. Furthermore, First Quantum has not obtained the consent of Inmet’s independent auditors as to the use of their audit report in respect of the Inmet audited financial statements upon which the pro forma financial statements are partially derived. The data contained in the pro forma financial statements represents only a simulation of the potential impact of the Offeror’s acquisition of Inmet. Shareholders are cautioned to not place undue reliance on such pro forma financial statements.

GLOSSARY

This Glossary forms a part of the Offer to Purchase and Circular. In the Offer to Purchase and Circular, unless otherwise specified or the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below, and grammatical variations thereof shall have the corresponding meanings, unless the context requires otherwise:

“Acquiring Person” has the meaning set forth in Section 9 of the Circular, “Shareholder Rights Plan – Exercise of SRP Rights and Flip-in Events”;

“Admission” has the meaning set forth in Section 15 of the Circular, “Regulatory Matters – Stock Exchange Listing Requirements”;

“affiliate” means an ‘affiliate’ as defined in Section 1.3 of National Instrument 45-106 – Prospectus Exempt Distributions;

“allowable capital loss” has the meaning set forth in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses”;

“Application for Review” has the meaning set forth in Section 15 of the Circular, “Regulatory Matters – Investment Canada Act Matters”;

“ARC” has the meaning set forth in Section 15 of the Circular, “Regulatory Matters – Competition Act Matters”;

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Inmet Shares into the Depositary’s account at CDS or DTC;

“business day” means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Canada, Vancouver, Canada or London, England;

“Çayeli Mine” means the Çayeli copper and zinc mine located in the province of Rize near the Black Sea coast of northeastern Turkey;

“Cash Alternative” has the meaning set forth on the front page of this Offer to Purchase and Circular;

“Cash and Share Alternative” has the meaning set forth on the front page of this Offer to Purchase and Circular;

“Cash and Share Electing Shareholders” has the meaning ascribed thereto in Section 1 of the Offer to Purchase, “The Offer”;

“Cash Electing Shareholders” has the meaning ascribed thereto in Section 1 of the Offer to Purchase, “The Offer”;

“CBCA” means the Canada Business Corporations Act, as amended from time to time, and the regulations thereunder;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the offering circular accompanying the Offer to Purchase and forming part of the Offer to Purchase and Circular;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“Cobre Panama Project” means the Cobre Panama copper-gold porphyry development project in the District of Donoso, Colon Province in Panama, currently in construction;

“Code” means the Internal Revenue Code of 1986, as amended;

“Commitment Letter” has the meaning set forth in Section 10 of the Circular, “Source of Funds”;

“Compelled Acquisition” has the meaning set forth in Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited – Compelled Acquisition”;

“Competing Permitted Bid” has the meaning set forth in Section 9 of the Circular, “Shareholder Rights Plan – Permitted Bid”;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any person duly authorized to perform duties on behalf of the Commissioner of Competition;

“Competition Act” means the Competition Act (Canada), as amended from time to time, and the regulations thereunder;

“Competition Act Approval” means (i) that the Commissioner shall have issued (and not rescinded or amended) an advance ruling certificate under Section 102 of the Competition Act with respect to the transactions contemplated by the Offer and any Compulsory Acquisition, Subsequent Acquisition Transaction or other alternative transactions, or (ii) that (a) the waiting period under Section 123 of the Competition Act shall have expired or been terminated or the notification requirement shall have been waived pursuant to Section 113(c) of the Competition Act, and (b) the Commissioner shall have advised the Offeror in writing (and not rescinded or amended such advice, referred to herein as a “no action” letter) that the Commissioner does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Offer and any Compulsory Acquisition, Subsequent Acquisition Transaction or other alternative transactions, and the form of and any terms and conditions to any such advice are satisfactory to the Offeror in its sole judgment;

“Compulsory Acquisition” has the meaning set forth in Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited – Compulsory Acquisition”;

“Convertible Securities” means any securities of Inmet that are convertible into or exchangeable or exercisable for, or existing rights to acquire, Inmet Shares, other than SRP Rights, including any right to purchase Inmet Shares granted under the Incentive Plans or pursuant to any other arrangement;

“CRA” has the meaning set forth in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“CSR” means corporate social responsibility;

“Depositary” means Computershare Investor Services Inc.;

“Deposited Inmet Shares” has the meaning set forth in Section 3 of the Offer to Purchase, “Manner for Acceptance – Distributions and Dividends”;

“Director” means the director appointed under Section 260 of the CBCA;

“Dissenting Offeree” has the meaning set forth in Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited – Compulsory Acquisition”;

“Distributions” has the meaning set forth in Section 3 of the Offer to Purchase, “Manner for Acceptance – Dividends and Distributions”;

“DRC” means Democratic Republic of Congo;

“DTC” means The Depository Trust Company or its nominee, which at the date hereof is Cede & Co.;

“Effective Time” has the meaning set forth in Section 3 of the Offer to Purchase, “Manner for Acceptance – Powers of Attorney”;

“Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States;

“ENRC” has the meaning set forth in Section 1 of the Circular, “First Quantum Minerals Ltd. – Description of the Business”;

“Enterprise Nickel Project” means the nickel project approximately 12 kilometres north of the Sentinel Copper Project;

“entity” means, in relation to either First Quantum or Inmet, the subsidiaries, associates, affiliates or other persons in which First Quantum or Inmet, as applicable, has a direct or indirect material interest;

“Exchanges” means the TSX and the LSE, and “Exchange” means any one of them;

“Expiry Date” means February 14, 2013 or such later date as is set out in a notice of extension of the Offer issued at any time and from time to time extending the period during which Inmet Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day;

“Expiry Time” means 5:00 p.m. (Eastern Standard Time) on the Expiry Date;

“Facility” has the meaning set forth in Section 10 of the Circular, “Source of Funds”;

“First Quantum” means First Quantum Minerals Ltd., a company existing under the BCBCA, and, unless the context requires otherwise, includes its subsidiaries;

“FQM Akubra” means FQM (Akubra) Inc., a company existing under the CBCA;

“First Quantum Board” means the board of directors of First Quantum;

“First Quantum Share” means a common share in the capital of First Quantum;

“Flip-in Event” has the meaning set forth in Section 9 of the Circular, “Shareholder Rights Plan – Exercise Price of SRP Rights and Flip-in Events”;

“Franco-Nevada” means Franco-Nevada Corporation;

“Frontier Mine” means the Frontier copper mine in the DRC;

“FSA” means the United Kingdom Financial Services Authority;

“FSMA” means the United Kingdom Financial Services and Markets Act 2000, as amended;

“fully diluted basis” means, with respect to the number of outstanding Inmet Shares at any time, the number of Inmet Shares that would be outstanding if all rights to acquire Inmet Shares were exercised, other than those which are not, and cannot in accordance with their terms, become exercisable within 120 days following the Expiry Time, but including, for the purposes of this calculation, all Inmet Shares issuable upon the exercise of Convertible Securities, whether vested or unvested, and excluding Inmet Shares issuable upon the exercise of the SRP Rights;

“GAAP” means Canadian generally accepted accounting principles determined with reference to the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, and, for greater certainty, in respect of any financial year beginning on and after January 1, 2011 includes International Reporting Financial Standards;

“Guelb Moghrein Mine” means the Guelb Moghrein copper and gold mine in Mauritania;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any self-regulatory authority or any of the Exchanges, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Haquira Prospect” means the Haquira copper prospect located in southern Peru adjacent to Xstrata Copper’s Las Bambas copper gold project;

“Holder” has the meaning set forth in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“ICA Approval” means First Quantum or FQM Akubra shall have received, in writing, from the responsible minister under the Investment Canada Act a determination that the transactions contemplated by the Offer are likely to be of net benefit to Canada, or the Minister having been deemed to be satisfied that the transactions contemplated by the Offer are likely to be of net benefit to Canada;

“Incentive Plans” means Inmet’s share option plan, Inmet’s deferred share unit plan, Inmet’s long-term incentive plan, Inmet’s share award plan and Inmet’s performance share unit plan and “Incentive Plan” means any one of them;

“Information Agent” means Georgeson Shareholder Communications Canada, Inc.;

“Inmet” means Inmet Mining Corporation, a company existing under the CBCA, and, unless the context requires otherwise, includes its subsidiaries;

“Inmet Board” means the board of directors of Inmet;

“Inmet Purchased Securities” has the meaning set forth in Section 3 of the Offer to Purchase, “Manner for Acceptance – Power of Attorney”;

“Inmet Shares” means, collectively, common shares in the capital of Inmet, and including any common shares of Inmet that may become issued and outstanding after the date of the Offer but before the Expiry upon the exercise, conversion or exchange of any Convertible Securities, together with the SRP Rights;

“Investment Canada Act” means the Investment Canada Act, as amended from time to time, and the regulations thereunder;

“IRS” has the meaning set forth in Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations”;

“Kansanshi Mine” means the copper and gold mine located north of Solwezi in the Northwestern Province, Zambia;

“Kevitsa Mine” means the nickel-copper-PGE mine in Finland;

“Kolwezi Project” means the Kolwezi copper-cobalt development project in the DRC;

“Las Cruces Mine” means the Las Cruces copper mine in Southern Spain approximately 20 kilometres northwest of Seville;

“Laws” means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of acceptance and transmittal in the form accompanying the Offer to Purchase and Circular (printed on blue paper);

“LIBOR” means the London Interbank Offered Rate;

“LME” means the London Metal Exchange;

“LOM” means life of mine;

“Lonshi Mine” means the Lonshi copper exploration prospect in the DRC;

“LSE” means the London Stock Exchange plc.;

“LTM” means last twelve months;

“Market Price” has the meaning set forth in Section 9 of the Circular, “Shareholder Rights Plan – Exercise of SRP Rights and Flip-in Events”;

“Material Adverse Effect” means any condition, event, circumstance, change, effect, development, occurrence or state of facts which, when considered either individually or in the aggregate, (i) is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of Inmet, its subsidiaries and its material joint ventures, taken as a whole, (ii) could be reasonably expected to reduce the anticipated economic value to the Offeror of the acquisition of the Inmet Shares or make it inadvisable for, or impair the ability of, the Offeror to proceed with the Offer and/or with taking up and paying for Deposited Inmet Shares or completing a Compulsory Acquisition or Subsequent Acquisition Transaction or (iii) could, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, be material and adverse to the Offeror or any of its affiliates or which could limit, restrict or impose limitations or conditions on the ability of the Offeror or any of its affiliates to own, operate or effect control over Inmet or any material portion of the business or assets of Inmet or its subsidiaries or material joint ventures or would compel the Offeror or any of its affiliates to dispose of or hold separate any material portion of the business or assets of Inmet or its subsidiaries or material joint ventures;

“Material Group” has the meaning set forth in Section 10 of the Circular, “Source of Funds”;

“Maximum Cash Consideration” means $2,531,212,776;

“Maximum Share Consideration” means 115,901,421 First Quantum Shares;

“Maximum Take-Up Date Cash Consideration” means, in respect of any Take-Up Date, the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of Inmet Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding Inmet Shares on a fully diluted basis on such Take-Up Date;

“Maximum Take-Up Date Share Consideration” means, in respect of any Take-Up Date, the Maximum Share Consideration multiplied by a fraction, the numerator of which is the number of Inmet Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding Inmet Shares on a fully diluted basis on such Take-Up Date;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended from time to time;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended from time to time;

“Minimum Tender Condition” has the meaning set forth in Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“Minister” has the meaning set forth in Section 15 of the Circular, “Regulatory Matters – Investment Canada Act Matters”;

“Minority” has the meaning set forth in Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited – Subsequent Acquisition Transaction”;

“Minority Approval” has the meaning set forth in Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited – Subsequent Acquisition Transaction”;

“Non-Resident Holder” has the meaning set forth in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Non-U.S. Holder” has the meaning set forth in Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer to Purchase and Circular (printed on yellow paper);

“Notifiable Transactions” has the meaning set forth in Section 15 of the Circular, “Regulatory Matters – Competition Act Matters”;

“Offer” means the Offeror’s offer to purchase the Inmet Shares made hereby to the Shareholders pursuant to the terms and subject to the conditions set out herein;

“Offeror” means FQM Akubra, a direct wholly-owned subsidiary of First Quantum;

“Offeror’s Notice” has the meaning set forth in Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited – Compulsory Acquisition”;

“Offer to Purchase” means the offer to purchase Inmet Shares forming part of the Offer to Purchase and Circular;

“Offer to Purchase and Circular” means, collectively, the Offer to Purchase and the Circular, including the Summary, the Glossary and all schedules to the Offer to Purchase and Circular;

“Official List” means the Official List of the FSA;

“Ontario Securities Act” means the Securities Act (Ontario), as amended, and the regulations and rules made thereunder;

“OSC” means the Ontario Securities Commission;

“OSC Rule 62-504” means OSC Rule 62-504 – Take-Over Bids and Issuer Bids, as amended from time to time;

“Panama” means the Republic of Panama;

“Panama Capital Gains Tax” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Panamanian Income Tax Considerations”;

“Permitted Bid” has the meaning ascribed thereto in Section 9 of the Circular, “Shareholder Rights Plan – Permitted Bid”;

“person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PFIC” means a passive foreign investment company for U.S. federal income tax purposes;

“PGE” means platinum group elements;

“Proposed Amendments” has the meaning set forth in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Pyhäsalmi Mine” means the Pyhäsalmi copper and zinc mine in central Finland, four kilometres southeast of the town of Pyhäjärvi;

“QEF” has the meaning set forth in Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations – U.S. Holders”;

“Ravensthorpe Mine” means the Ravensthorpe nickel mine located approximately 550 kilometres south-east of Perth in Western Australia;

“RBC Capital Markets” means RBC Dominion Securities Inc., a member company of RBC Capital Markets;

“Redemption Price” has the meaning set forth in Section 9 of the Circular, “Shareholder Rights Plan – Redemption and Waiver”;

“Registered Plans” has the meaning set forth in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations – Potential Delisting”;

“Remitted Amount” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Panamanian Income Tax Considerations”;

“Resident Holder” has the meaning set forth in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Reviewable Transaction” has the meaning set forth in Section 15 of the Circular, “Regulatory Matters – Investment Canada Act Matters”;

“Rights Certificates” has the meaning ascribed thereto in Section 9 of the Circular, “Shareholder Rights Plan – Rights Certificates”;

“RRIF” has the meaning set forth in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations – Potential Delisting”;

“RRSP” has the meaning set forth in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations – Potential Delisting”;

“SCB” has the meaning set forth in Section 10 of the Circular, “Source of Funds”;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Regulatory Authorities” means the applicable securities commissions or similar regulatory authorities in each of the provinces and territories of Canada;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;

“Sentinel Copper Project” means the copper project in northwest Zambia;

“Separation Time” has the meaning ascribed thereto in Section 9 of the Circular, “Shareholder Rights Plan”;

“Share Alternative” has the meaning set forth on the front page of this Offer to Purchase and Circular;

“Share Electing Shareholders” has the meaning ascribed thereto in Section 1 of the Offer to Purchase, “The Offer”;

“Shareholder” means a holder of Inmet Shares;

“Shareholder Rights Plan” means the shareholder rights plan entered into between Inmet and the SRP Rights Agent, dated November 28, 2012;

“SRP Exercise Price” has the meaning set forth in Section 9 of the Circular, “Shareholder Rights Plan”;

“SRP Expiration Time” has the meaning set forth in Section 9 of the Circular, “Shareholder Rights Plan”;

“SRP Rights” means the rights issued under the Shareholder Rights Plan;

“SRP Rights Agent” means CIBC Mellon Trust Company, in its capacity as rights agent under the Shareholder Rights Plan;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited”;

“subsidiary” means, with respect to a person, any body corporate of which more than 50 percent of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and shall include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary;

“Supplementary Information Request” has the meaning set forth in Section 15 of the Circular, “Regulatory Matters – Competition Act (Canada)”;

“Take-Up Date” means any date upon which the Offeror takes up or acquires Inmet Shares pursuant to the Offer;

“Tax Act” has the meaning set forth in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning set forth in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses”;

“Termination Date” has the meaning set forth in Section 10 of the Circular, “Source of Funds”;

“TFSA” has the meaning set forth in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations – Potential Delisting”;

“Transaction Subject to Approval of the Turkish Competition Board” has the meaning set forth in Section 15 of the Circular, “Regulatory Matters – Turkish Competition Law Matters”;

“Trident License Area” means the Trident development project in Northwestern Province, Zambia, and includes the Sentinel Copper Project and the Enterprise Nickel Project;

“TSX” means the Toronto Stock Exchange;

“Turkey” means the Republic of Turkey;

“Turkish Competition Approval” means (i) receipt by the Offeror of a letter from the Turkish Competition Board authorizing the transactions contemplated by the Offer and any Compulsory Acquisition, Subsequent Acquisition Transaction or other alternative transactions, or (ii) the deemed approval of the transactions contemplated by the Offer and any Compulsory Acquisition, Subsequent Acquisition Transaction or other alternative transaction;

“Turkish Competition Board” means Competition Board of the Turkish Competition Authority;

“Turkish Competition Law” means the Law on the Protection of Competition (Law No.4054) (published in the Official Gazette dated December 13, 1994 and numbered 22140);

“U.S.” or “United States” means the United States of America;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Holder” has the meaning set forth in Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“VWAP” means volume weighted average trading price.

OFFER TO PURCHASE

The accompanying Circular, which is incorporated into and forms part of the Offer to Purchase, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, terms used but not defined in the Offer to Purchase have the respective meanings given to them in the accompanying Glossary, unless the context otherwise requires.

January 9, 2013

TO:    THE HOLDERS OF COMMON SHARES OF INMET

1.	The Offer

The Offeror hereby offers to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Inmet Shares for consideration per Inmet Share, at the option of the Shareholder, of:

(a)	$72.00 cash;

(b)	3.2967 First Quantum Shares; or

(c)	$36.00 cash and 1.6484 First Quantum Shares,

as elected by the Shareholder in the applicable Letter of Transmittal or Notice of Guaranteed Delivery, subject, in each case, to proration as set out herein.

In addition, the Offeror will, to the extent required, remit to the Panamanian tax authority, on behalf of each Shareholder who deposits (and does not withdraw) Inmet Shares to the Offer prior to the Expiry Time, the Remitted Amount in respect of each Inmet Share so deposited (and not withdrawn) under the Offer as an advance payment of the Panama Capital Gains Tax, if any, payable by such Shareholder. See Section 21 of the Circular, “Certain Panamanian Income Tax Considerations”.

Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive $36.00 in cash and 1.6484 First Quantum Shares for each Inmet Share tendered, subject to adjustment for fractional shares.

SHAREHOLDERS WHO DO NOT PROPERLY ELECT THE CASH ALTERNATIVE, THE SHARE ALTERNATIVE OR THE CASH AND SHARE ALTERNATIVE WITH RESPECT TO ANY INMET SHARES DEPOSITED BY THEM PURSUANT TO THE OFFER WILL BE DEEMED TO HAVE ELECTED THE CASH ALTERNATIVE.

The Offer is made only for the Inmet Shares and not for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Inmet Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Inmet Shares at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner for Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase.

The Offer represents a premium of (i) 65 percent to Inmet’s underlying net cash adjusted equity value, adjusted for Inmet’s net cash balance of $1.9 billion (or $26 per Inmet Share) as of November 23, 2012, which was the last trading day prior to the submission of First Quantum’s second proposal to Inmet, and (ii) 35 percent to the 30-day VWAP, and 33 percent to the closing share price, of the Inmet Shares on the TSX on November 23, 2012. The Share Alternative has been calculated based on First Quantum’s closing share price on the TSX on November 23, 2012, which was the last trading day prior to the submission of First Quantum’s second proposal to Inmet.

The total amount of cash available under the Offer shall not exceed the Maximum Cash Consideration and the total number of First Quantum Shares available to be issued under the Offer shall not exceed the Maximum Share Consideration.

The consideration payable under the Offer will be prorated on each Take-Up Date, as necessary, to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition

Transaction does not exceed the maximum aggregate amounts and will be based on the number of Inmet Shares acquired in proportion to the number of Inmet Shares outstanding on a fully diluted basis at the Take-Up Date. The Offeror reserves the right, to the extent permitted by applicable Laws, to have multiple Take-Up Dates. The actual consideration to be received by a Shareholder will be determined in accordance with the following:

(a)	the aggregate amount of cash to be paid as consideration for Inmet Shares acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Cash Consideration;

(b)	the aggregate number of First Quantum Shares to be issued as consideration for Inmet Shares acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Share Consideration;

(c)	the Maximum Take-Up Date Cash Consideration and the Maximum Take-Up Date Share Consideration will be first used to satisfy the consideration payable to Shareholders who have elected the Cash and Share Alternative (“Cash and Share Electing Shareholders”), and the remaining amount of the Maximum Take-Up Date Cash Consideration and Maximum Take-Up Date Share Consideration will then be available to satisfy the consideration payable to Shareholders who have elected (or have been deemed to have elected) the Cash Alternative (“Cash Electing Shareholders”) and Shareholders who have elected the Share Alternative (“Share Electing Shareholders”), respectively;

(d)	if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable to Cash Electing Shareholders in respect of their Inmet Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, after satisfying the aggregate cash consideration payable on such Take-Up Date to Cash and Share Electing Shareholders, the amount of cash consideration available to the Cash Electing Shareholders will be allocated pro rata (on a per share basis) among such Cash Electing Shareholders in an amount equal to the aggregate amount of the cash sought by each such Cash Electing Shareholder multiplied by a fraction, the numerator of which shall be the Maximum Take-Up Date Cash Consideration, less the amount of cash payable on such Take-Up Date to Cash and Share Electing Shareholders, and the denominator of which shall be the aggregate amount of the cash consideration sought by Cash Electing Shareholders in respect of their Inmet Shares to be taken up on such Take-Up Date, and each such Cash Electing Shareholder will receive First Quantum Shares (or cash in lieu of any fractional First Quantum Share) as consideration for any balance which exceeds the amount of cash so allocated to the Shareholder (calculated by valuing each First Quantum Share at $21.84); and

(e)	if, on any Take-Up Date, the number of First Quantum Shares that would otherwise be issuable to Share Electing Shareholders in respect of their Inmet Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, after satisfying the aggregate number of First Quantum Shares issuable on such Take-Up Date to Cash and Share Electing Shareholders, the number of First Quantum Shares available to the Share Electing Shareholders will be allocated pro rata (on a per share basis) among such Share Electing Shareholders in an amount equal to the number of First Quantum Shares sought by each such Share Electing Shareholder in respect of its Inmet Shares to be taken up on such Take-Up Date multiplied by a fraction, the numerator of which shall be the Maximum Take-Up Date Share Consideration, less the number of First Quantum Shares issuable on such Take-Up Date to Cash and Share Electing Shareholders, and the denominator of which shall be the aggregate number of First Quantum Shares sought by Share Electing Shareholders in respect of their Inmet Shares to be taken up on such Take-Up Date, rounded down to the nearest whole number, and each such Share Electing Shareholder will receive cash as consideration for any balance which exceeds the number of First Quantum Shares allocated to the Shareholder (calculated by valuing each First Quantum Share at $21.84).

No fractional First Quantum Shares will be issued pursuant to the Offer. In lieu of fractional First Quantum Shares, a Shareholder accepting the Offer who would otherwise receive a fraction of a First Quantum Share will receive a cash payment determined on the basis of $21.84 for each whole First Quantum Share. As a result of such rounding and such payments, it is possible that the actual amount of cash paid in consideration for Inmet Shares, in the aggregate, may exceed the Maximum Cash Consideration.

All cash payable under the Offer will be denominated in Canadian dollars.

The obligation of the Offeror to take up and pay for the Inmet Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Shareholders who have deposited their Inmet Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Inmet Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror for the Inmet Shares will be allocated to the SRP Rights.

Shareholders who do not deposit their Inmet Shares under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer. However, Shareholders who do not tender their Inmet Shares under the Offer may have certain rights of dissent in the event the Offeror acquires such Inmet Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their Inmet Shares. See Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited”.

Shareholders should contact the Depositary, the Information Agent, or a broker or dealer for assistance in accepting the Offer and in depositing Inmet Shares with the Depositary.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Inmet Shares directly with the Depositary.

Shareholders whose Inmet Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Inmet Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

This document does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Inmet Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

2.	Time for Acceptance

The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Eastern Standard Time) on February 14, 2013, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation and Changes in the Offer”, unless the Offer is withdrawn by the Offeror.

3.	Manner for Acceptance

Letter of Transmittal

The Offer may be accepted by depositing the following documents with the Depositary at the offices specified in the Letter of Transmittal (printed on blue paper) no later than the Expiry Time:

(a)	the certificate or certificates representing Inmet Shares in respect of which the Offer is being accepted and Rights Certificates, if applicable (see “– SRP Rights” below);

(b)	the Letter of Transmittal (or a manually signed facsimile copy), properly completed and duly signed, with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and

(c)	all other documents required by the terms of the Offer and the Letter of Transmittal.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Inmet Shares directly with the Depositary.

The signature on the Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Shareholder which is an Eligible Institution) if it is signed by a person other than the registered owners of the Inmet Shares being deposited, or if the Inmet Shares not purchased are to be returned to a person other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Inmet, or if payment of the consideration under the Offer is to be issued in the name of a person other than the registered owner(s) of the Inmet Shares being deposited. If a Letter of Transmittal is executed by a person other than the registered holder of the Inmet Shares represented by the certificates (and Rights Certificates, if applicable) deposited therewith, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its office in Toronto, Ontario as specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Inmet Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “– Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “– Acceptance by Book-Entry Transfer”.

Procedure for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and deposit Inmet Shares pursuant to the Offer and (i) the certificate(s) representing such Shareholder’s Inmet Shares are not immediately available, (ii) such Shareholder cannot deliver the certificates, the Letter of Transmittal and all other required documents to the Depositary by the Expiry Time, or (iii) such Shareholder cannot comply with the procedures for book-entry transfer on a timely basis, those Inmet Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery printed on yellow paper (or a manually signed facsimile) is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time;

(c)	the certificate or certificates representing the Deposited Inmet Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal, and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Eastern Standard Time) on or before the third trading day on the TSX after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Eastern Standard Time) on or before the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

If a Shareholder delivers a Notice of Guaranteed Delivery in respect of Inmet Shares deposited with a subsequent Letter of Transmittal, the election (or deemed election) made in the Notice of Guaranteed delivery as to the consideration to be received will supersede any election made in such subsequent Letter of Transmittal.

The Notice of Guaranteed Delivery must be delivered by mail, hand or courier or transmitted by electronic facsimile to the Depositary only at its principal office in Toronto, Ontario at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Inmet Shares and, if applicable, SRP Rights and all other required documents to an address or transmission by facsimile to facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX into the Depositary’s account at CDS is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of Inmet Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of the Inmet Shares through the CDS book-entry transfer system will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid deposit under and in accordance with the terms of the Offer.

Participants of CDS should contact the Depositary with respect to the deposit of their Inmet Shares under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such Inmet Shares under the terms of the Offer.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as described below) in respect thereof or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Inmet Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Inmet Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal, properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary and Information Agent.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Inmet Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

SRP Rights

Unless waived by the Offeror, Shareholders are required to deposit one SRP Right under the Shareholder Rights Plan for each Deposited Inmet Share in order to effect a valid deposit of such Inmet Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror for the Deposited Inmet Shares will be allocated to the SRP Rights. The following procedures must be followed in order to effect the valid deposit of the SRP Rights associated with the Deposited Inmet Shares:

(a)	if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Inmet, a deposit of Inmet Shares will also constitute a deposit of the associated SRP Rights;

(b)	if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Inmet prior to the time Inmet Shares are deposited under the Offer, Rights Certificates representing SRP Rights equal in number to the number of Deposited Inmet Shares must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto; and

(c)	if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time Inmet Shares are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Shareholder making the deposit, the Shareholder may deposit its SRP Rights before receiving Rights Certificates by using the guaranteed delivery procedure set out above under the heading, “– Procedure for Guaranteed Delivery”.

Note that, in any case, a deposit of Inmet Shares constitutes an agreement by the Shareholder making the deposit to deliver Rights Certificates representing SRP Rights equal in number to the number of Deposited Inmet Shares by the Shareholder, or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Shareholder making the deposit, prior to taking up the Deposited Inmet Shares by the undersigned for payment pursuant to the Offer, Rights Certificates (or, if available, a Book-Entry Confirmation) from the Shareholder representing SRP Rights equal in number to the Inmet Shares deposited by the Shareholder.

Holders of Convertible Securities

The Offer is made only for the Inmet Shares and the associated SRP Rights and not for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Inmet Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Inmet Shares at or prior to the Expiry Time, or in sufficient time to comply with the procedures set out above under the heading “– Procedure for Guaranteed Delivery”.

General Matters

The Offer will be deemed to be accepted by Shareholders only if the Depositary actually has received the requisite documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or before the Expiry Time. In all cases, payment for Inmet Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (i) certificate(s) representing the Inmet Shares (or, in the case of a book-entry transfer to the Depositary, a Book-Entry Confirmation for the Inmet Shares, as applicable) and, if applicable, Rights Certificates, (ii) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Inmet Shares, with the signature(s) guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and (iii) all other required documents.

The method of delivery of certificates representing Inmet Shares and, if applicable, Rights Certificates (or a Book-Entry Confirmation, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other documents is at the option and risk of the person depositing such documents. The Offeror recommends that certificates, the accompanying Letter of Transmittal, the Notice of Guaranteed Delivery and any other documents be delivered by hand to the Depositary and that a receipt be obtained for their deposit. If the documents are mailed, the Offeror recommends that registered mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual physical receipt by the Depositary.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Deposited Inmet Shares, including the propriety and effect of the execution of the Letter of Transmittal, will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Inmet Shares. There shall be no obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in acceptance and no liability shall be incurred or suffered by any of them to any person for failure to give such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set out in this Section 3.

Under no circumstances will any interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging Inmet Shares or making payments for any Inmet Shares to any person on account of Inmet Shares accepted for purchase pursuant to the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Inmet Shares directly with the Depositary.

Shareholders whose Inmet Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Inmet Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders should contact the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Inmet Shares with the Depositary.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Inmet Shares being validly withdrawn by or on behalf of a depositing Shareholder, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Inmet Shares covered by the Letter of Transmittal or book-entry transfer (collectively, the “Deposited Inmet Shares”) and in and to all rights and benefits arising from such Deposited Inmet Shares including, without limitation, any and all distributions, dividends, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Inmet Shares or any of them on and after the date of the Offer, including, without limitation, any distributions, dividends or payments on such distributions, dividends, payments, securities, property or other interests (collectively, “Distributions”).

Powers of Attorney

The execution of a Letter of Transmittal (or, in the case of Inmet Shares deposited by book-entry transfer of Inmet Shares, by the making of a book-entry transfer) irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that the Offeror takes up the Deposited Inmet Shares, each director and officer of the Offeror, and any other person designated by the Offeror, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Inmet Shares (which Deposited Inmet Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Inmet Purchased Securities”) with respect to such Inmet Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Inmet Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Inmet;

(b)	for so long as any such Inmet Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Inmet Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Inmet Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Inmet;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Inmet Purchased Securities, all as set out in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Inmet Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Inmet Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Inmet Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer to Purchase, “Withdrawal of Deposited Inmet Shares”.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) also agrees not to vote any of the Inmet Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Inmet and, except as may otherwise be agreed with the Offeror, not to exercise any of the other rights or privileges attached to the Inmet Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Inmet Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Inmet Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Inmet Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Inmet Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement, Shareholders’ Representations and Warranties

The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between the depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up such Deposited Inmet Shares, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. This agreement includes representations and warranties of the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Inmet Shares and all rights and benefits arising from such Deposited Inmet Shares including, without limitation, any Distributions, (ii) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Inmet Shares and any Distributions deposited under the Offer, (iii) the Deposited Inmet Shares and Distributions deposited under the Offer have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Inmet Shares or Distributions deposited under the Offer, to any person, (iv) the deposit of the Deposited Inmet Shares and Distributions complies with applicable Laws, and (v) when the Deposited Inmet Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to applicable Laws, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Changes in the Offer”, the Offeror has the right to withdraw the Offer and not take up and pay for any Deposited Inmet Shares, and will have the right to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for any Deposited Inmet Shares, unless all of the following conditions are satisfied or, where permitted, waived by the Offeror (in its sole discretion) at or prior to the Expiry Time:

(a)

there shall have been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Inmet Shares that constitutes at least 66 2/3 percent of the outstanding Inmet Shares (on a fully diluted basis);

(b)	the Offeror shall have determined, in its sole judgment that on terms and conditions satisfactory to the Offeror, the Shareholder Rights Plan (or any other Shareholder rights plan adopted by Inmet) does not and will not adversely affect the Offer or the Offeror or its affiliates (as applicable) either before, on or after consummation of the Offer or the purchase of Inmet Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(c)	the Offeror shall have determined in its sole judgment that none of Inmet or any of its entities shall have taken any action or failed to take any action, or shall have disclosed a previously undisclosed action, or authorized, recommended, proposed or announced the intention to take any action, having or which might have the effect of impairing the ability of the Offeror to acquire Inmet Shares, otherwise materially diminishing the expected economic value to the Offeror of the acquisition of Inmet Shares or making it inadvisable in the Offeror’s sole judgment for the Offeror to proceed with the Offer and/or with the taking up and paying for Inmet Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction and/or with the implementation of the Offeror’s plans as described in Section 8 of the Circular, “Purpose of the Offer and First Quantum’s Plans for Inmet”, including, without limitation:

(i)	issuing, selling or authorizing any additional Inmet Shares, shares of any other class or series in the capital of Inmet or any of its subsidiaries, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for, any shares in Inmet’s or any of its subsidiaries’ share capital, other than issuances of securities of Inmet required by Law upon the exercise of any Convertible Securities outstanding on the date of the Offer in accordance with the terms of such Convertible Securities as publicly disclosed prior to the date of the Offer;

(ii)	acquiring or otherwise causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of, outstanding Inmet Shares or other securities of Inmet or any of its entities;

(iii)	declaring, paying, authorizing or making any payment, distribution or dividend on any of Inmet’s securities other than (x) semi-annual dividends paid in the ordinary course and in accordance with Inmet’s dividend policy as publicly disclosed prior to the date of the Offer and (y) interest payments required by Law to be made on existing publicly disclosed debt securities in accordance with the terms of such debt securities as publicly disclosed prior to the date of the Offer;

(iv)	altering or proposing to alter any material term of any outstanding security;

(v)	issuing or selling, or authorizing or proposing the issuance or sale of, any debt securities or otherwise incurring, authorizing, committing to incur or proposing the incurrence of any debt or the making of any loans or advances or guaranteeing or becoming otherwise responsible for any liabilities or obligations of any other person;

(vi)	any purchase, licence, lease or other acquisition of an interest in assets or securities that, individually or in the aggregate, is material to Inmet and its entities on a consolidated basis;

(vii)	any action or event with respect to, or any agreement, proposal, offer or understanding relating to, any sale, disposition, licence, lease, pledge, earn-in, joint venture, spin-out or other dealing with any of the assets of Inmet or any of its entities, including, without limitation, granting an interest to any person in any of the Çayeli Mine, the Las Cruces Mine, the Pyhäsalmi Mine and/or the Cobre Panama Project, other than any such sale, disposition, licence, lease, pledge, earn-in, joint venture, spin-out or other dealing between Inmet and any entity which is a wholly-owned subsidiary of Inmet as of the date of the Offer or that, individually or in the aggregate, is not material to Inmet and its entities on a consolidated basis;

(viii)	any action or event related to any take-over bid (other than the Offer) or tender offer (including, without limitation, an issuer bid or self-tender offer) or exchange offer, merger, amalgamation, statutory arrangement, recapitalization, reorganization, consolidation, business combination, share exchange, liquidation, dissolution, winding up or similar transaction involving Inmet or any of its entities;

(ix)	making or committing to make, or otherwise incurring any obligation in respect of, any material capital expenditure that, individually or in the aggregate, is material to Inmet and its entities on a consolidated basis, other than such commitments or obligations in respect of which Inmet has entered into legally binding agreements prior to the date of the Offer;

(x)	entering into, adopting, amending, varying, modifying or taking any other action with respect to any bonus, profit sharing, option, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee of Inmet or its entities, or similar rights or other benefits;

(xi)	waiving, releasing, relinquishing, impairing, exercising, granting, transferring or amending any rights of material value under any material contract, license, lease, permit, authorization, concession, agreement, instrument or other document, other than in the ordinary course of business consistent with past practice and only if so doing would not in the Offer’s sole judgment adversely affect Inmet or its entities considered individually or on a consolidated basis;

(xii)	entering into or completing any joint venture agreement, other mutual co-operation agreement, distribution agreement, off-take agreement, streaming agreement or other material transaction or transactions that, individually or in the aggregate, is or are material to Inmet and its entities on a consolidated basis;

(xiii)	any change to Inmet’s constating documents; or

(xiv)	any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by Inmet or any of its entities, or any agreement to engage in any of the foregoing;

(d)	all Governmental Entity or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, Competition Act Approval, ICA Approval, Turkish Competition Approval and those of any stock exchange or other Securities Regulatory Authorities) that in the Offeror’s sole judgment are necessary or desirable to:

(i)	complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(ii)	issue and list on the TSX the First Quantum Shares issuable pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(iii)	prevent or avoid the occurrence of a Material Adverse Effect as a result of the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; and

shall have been obtained or concluded on terms and conditions satisfactory to the Offeror in its sole judgment, and all regulatory notice and waiting or suspensory periods in respect of the foregoing shall have expired or been terminated;

(e)	the Offeror shall have determined in its sole judgment that (x) no inquiry, act, action, suit, investigation, litigation, objection, opposition or other proceeding (whether formal or informal) shall have been commenced, announced, threatened or taken before or by, and no judgment or order shall have been issued by, any Governmental Entity or other person (whether or not having the force of Law), and (y) no Law will have been proposed, enacted, promulgated, amended or applied (including with respect to the interpretation or administration thereof):

(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Inmet Shares, the right of the Offeror to own or exercise full rights of ownership of the Inmet Shares, or the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(ii)	which has had or could have a Material Adverse Effect; or

(iii)	which may challenge, prevent, prohibit or make uncertain the ability of, or make it inadvisable for, the Offeror or its entities to proceed with, make or maintain the Offer to take up and pay for the Inmet Shares under the Offer or to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)	the Offeror shall have determined in its sole judgment that there shall not exist any prohibition at Law against the Offeror making the Offer, taking up and paying for any Deposited Inmet Shares or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(g)	the Offeror shall have determined in its sole judgment that (i) neither Inmet nor any of its entities shall have taken or proposed to take any action, or disclosed any previously undisclosed action or intention to take any action, and no other person shall have taken or proposed to take any action, that might result in a Material Adverse Effect, and (ii) there shall not exist and shall not have occurred any condition, event, circumstance, change, effect, development, occurrence or state of facts that was not publicly disclosed as at the date of the Offer that might constitute or that might result in a Material Adverse Effect;

(h)	the Offeror shall have determined in its sole judgment that there shall not have occurred, developed or come into effect or existence any event, action, state of affairs, condition or financial occurrence of national or international consequence or any Law, or change thereof, action, inquiry or other occurrence of any nature whatsoever that materially adversely affects or would reasonably be expected to materially adversely affect the financial, banking or capital markets generally;

(i)	the Offeror shall have determined in its sole judgment that (i) no right, franchise, concession, permit, lease or licence of Inmet or any of its entities has been or may be impaired or otherwise adversely affected, or threatened to be impaired or adversely affected, whether as a result of the making of the Offer, the taking up and paying for Deposited Inmet Shares, the completion of any Compulsory Acquisition or any Subsequent Acquisition Transaction or otherwise and (ii) no covenant, term or condition exists in any contract, agreement, indenture or other instrument that was not publicly disclosed as at the date of the Offer and to which Inmet or any of its entities is a party or to which they or any of their properties or assets are subject, which in the case of either (i) or (ii) might make it inadvisable for the Offeror to proceed with the Offer or with taking up and paying for the Deposited Inmet Shares or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(j)	the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Inmet or its entities with any securities regulatory authority in Canada or elsewhere; and

(k)	the Offeror shall have been provided with, or been given access to, in a timely manner, all non-public information relating to Inmet and its affiliates and subsidiaries, including access to management of Inmet, as has been or may on or after the date of the Offer be given, provided or made available by Inmet or any of its entities to any other potential acquiror considering (or seeking such information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Inmet or any of its subsidiaries on substantially the same terms and conditions as have been imposed on or as may be imposed on any such other potential acquiror, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to make the Offer or a revised offer, to take up and pay for any Deposited Inmet Shares or a revised offer or to complete the acquisition of the Inmet Shares pursuant to the terms of the Offer or to effect any Compulsory Acquisition or any Subsequent Acquisition Transaction.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time regardless of the circumstances giving rise to any such assertion, including, without limitation, any action or inaction by the Offeror. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The Offeror may, in its sole discretion, waive any of the foregoing conditions with respect to the Offer, in whole or in part, at any time and from time to time both before and after the Expiry Time, without prejudice to any other rights that the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning any events or other matters described in this Section 4 will be final and binding upon all persons for purposes of the Offer.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice to all Shareholders in the manner set forth below in Section 10 of the Offer to Purchase, “Notice and Delivery” and will provide a copy of such notice to the TSX. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. In the event of any waiver, all Deposited Inmet Shares not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Deposited Inmet Shares and the Depositary will promptly return all Deposited Inmet Shares in accordance with Section 8 of the Offer to Purchase, “Return of Deposited Inmet Shares”.

5.	Extension, Variation and Changes in the Offer

The Offer is open for acceptance from the date of the Offer until, but not after, the Expiry Time, subject to extension or variation in the Offeror’s sole discretion, unless the Offer is extended or withdrawn.

Subject to the limitations hereafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer to Purchase, “Notice and Delivery”, to all registered Shareholders to whom the Offer was required to be sent and whose Inmet Shares have not been taken up prior to the extension or variation and to all holders of Convertible Securities. The Offeror shall promptly make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied, the Offer will not expire before 10 days after the date of the notice of variation, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by Securities Regulatory Authorities.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer to Purchase or the Circular, as amended from time to time, or in any notice of change or notice of variation that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the First Quantum Shares), the Offeror will promptly give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer to Purchase, “Notice and Delivery”, to all Shareholders whose Inmet Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Laws. In addition, the Offeror will promptly issue and file a news release regarding the change in information and file a copy of the notice of change with the TSX and the Securities Regulatory Authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. A variation in the terms of the Offer does not constitute a change in information.

Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or satisfied, unless the Offeror first takes up all Deposited Inmet Shares that have not been withdrawn.

During an extension or in the event of any variation of the Offer or change in information, all Deposited Inmet Shares that have not been taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer to Purchase, “Withdrawal of Deposited Inmet Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”.

If, prior to the Expiry Time, the consideration being offered for the Inmet Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Inmet Shares are taken up under the Offer, whether or not such Inmet Shares were taken up before the increase.

6.	Take-Up of and Payment for Deposited Inmet Shares

If all of the conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer” have been satisfied or, where permitted, waived at or prior to the Expiry Time, the Offeror will become obligated to take up and pay for the Deposited Inmet Shares that have not been properly withdrawn not later than 10 days after the Expiry Time. Any Inmet Shares taken up will be paid for and/or First Quantum Shares will be issued as soon as possible, and in any event not later than three business days after taking up the Inmet Shares. Any Inmet Shares deposited under the Offer after the date on which Inmet Shares are first taken up by the Offeror under the Offer but prior to the Expiry Time will be taken up and paid for not later than ten days after such deposit.

The Offeror will be deemed to have taken up and accepted for payment Deposited Inmet Shares that have not been withdrawn under the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario to that effect. Subject to applicable Laws, the Offeror expressly reserves the right, in its sole discretion to, on, or after the initial Expiry Time, withdraw the Offer and not take up or pay for any Inmet Shares if any condition specified in Section 4 of the Offer to Purchase, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario. The Offeror will not, however, take up and pay for any Deposited Inmet Shares unless it simultaneously takes up and pays for all Inmet Shares then validly deposited under the Offer.

The Offeror will pay for Deposited Inmet Shares that have not been withdrawn by providing the Depositary with the consideration in the form of sufficient certificates for First Quantum Shares and sufficient funds (by bank transfer, wire transfer or other means satisfactory to the Depositary) for transmittal to persons depositing Inmet Shares under the Offer, subject to the applicable maximum amounts described in Section 1 of the Offer to Purchase, “The Offer”. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Inmet Shares on the purchase price of Inmet Shares purchased by the Offeror, regardless of any delay in making such payment for Inmet Shares.

The Depositary will act as the agent of the persons who have deposited Inmet Shares under the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons. Receipt by the Depositary of the share certificates and/or cash representing the consideration under the Offer shall be deemed to constitute receipt of payment by persons depositing Inmet Shares under the Offer.

All payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Inmet Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds and, if applicable, delivering or causing to be delivered certificates representing First Quantum Shares (or, in the case of Inmet Shares deposited by book-entry transfer, crediting the First Quantum Shares to the account of CDS, from which such book-entry transfer was made), in the amounts to which the person depositing Inmet Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the certificate representing First Quantum Shares (or, in the case of Inmet Shares deposited by book-entry transfer, the credit of First Quantum Shares) and/or the cheque will be issued in the name of the registered holder of the Inmet Shares so deposited. Unless the person depositing the Inmet Shares instructs the Depositary to hold the certificate and/or the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate and/or the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate and/or the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Inmet. Certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

7.	Withdrawal of Deposited Inmet Shares

Except as otherwise provided in this Section 7 of the Offer to Purchase or as otherwise required by applicable Laws, all deposits of Inmet Shares under the Offer are irrevocable. Deposited Inmet Shares may be withdrawn by or on behalf of a depositing Shareholder (unless otherwise required or permitted by applicable Laws):

(a)	at any time before the Inmet Shares have been taken up by the Offeror;

(b)	if the Inmet Shares have not been paid for by First Quantum within three business days after having been taken up; or

(c)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase and Circular, as amended from time to time, or in any notice of change or notice of variation that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or its affiliates unless it is a change in a material fact relating to the First Quantum Shares being offered), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Inmet Shares where the Expiry Time is not extended for more than ten days after the notice of variation), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Securities Regulatory Authorities) and only if such Deposited Inmet Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals of Deposited Inmet Shares must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Inmet Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal must:

(a)	be made by a method that provides the Depositary with a written or printed copy of such notice (which includes a telegraphic or electronic facsimile communication);

(b)	be made by or on behalf of the depositing Shareholder;

(c)	be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Inmet Shares being withdrawn; and

(d)	specify that person’s name, the number of Inmet Shares to be withdrawn, the name of the registered holder of, and the certificate number shown on each certificate evidencing the Inmet Shares to be withdrawn.

Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal or Notice of Guaranteed Delivery, except where the Inmet Shares were deposited for the account of an Eligible Institution.

If Inmet Shares have been deposited pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, “Manner for Acceptance – Acceptance by Book-Entry Transfer”, any notice of withdrawal must also specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Inmet Shares and must otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Deposited Inmet Shares can only be accomplished in accordance with the procedure set forth in this Section 7 of the Offer to Purchase, “Withdrawal of Deposited Inmet Shares”. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed withdrawal notice.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the withdrawal of Deposited Inmet Shares that are earlier than those specified above. Shareholders whose Inmet Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion and such determinations shall be final and binding. There is no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for the Inmet Shares or is unable to take up or pay for the Inmet Shares for any reason, then, without prejudice to the Offeror’s other rights, the Inmet Shares may, subject to applicable Laws, be retained by the Depositary on behalf of the Offeror, together with any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date of the Offer or in respect of the Inmet Shares, and such Inmet Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Laws.

Withdrawals cannot be rescinded and any Inmet Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Inmet Shares may be re-deposited at any time before the Expiry Time by again following one of the procedures described in Section 3 of the Offer to Purchase, “Manner for Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 25 of the Circular, “Statutory Rights”.

8.	Return of Deposited Inmet Shares

Any Deposited Inmet Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason, will be returned, at the expense of the Offeror, to the depositing Shareholder as soon as practicable following the Expiry Time or any withdrawal of the Offer, by either (i) sending certificates representing the Inmet Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Inmet, or (ii) in the case of Inmet Shares deposited by book-entry transfer of such Inmet Shares pursuant to the procedures set out in Section 3 of the Offer to Purchase, “Manner for Acceptance – Acceptance by Book-Entry Transfer”, such Inmet Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

9.	Changes in Capitalization of Inmet; Adjustments; Liens

If, on or after the date of the Offer, Inmet should divide, combine, reclassify, consolidate, convert or otherwise change any of the Inmet Shares or its capitalization, issue any Inmet Shares, or issue, grant or sell any Convertible Securities or other rights to purchase Inmet Shares, or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”, make such adjustments as it deems appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change in the cash consideration to be paid, the number of First Quantum Shares to be issued or other terms of the Offer. See “Extension, Variation and Changes in the Offer” in Section 5 of the Offer to Purchase.

If, on or after the date of the Offer, Inmet should declare, set aside or pay any distribution or dividend, or declare, make or pay any other payment on, or declare, allot, reserve or issue any securities, rights or other interests with respect to any Inmet Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Inmet in respect of Inmet Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”) (i) in the case of any such cash distributions, dividends or payments that in an aggregate amount do not exceed the purchase price per Inmet Share payable in cash, the amount of the distributions, dividends or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Inmet Shares, and to the extent that such distributions, dividends or payments do not exceed the purchase price per Inmet Share payable in cash by the Offeror pursuant to the Offer the purchase price per Inmet Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such distribution, dividend or payment, and (ii) in the case of any such cash distributions, dividends or payments that in an aggregate amount exceeds the purchase price per Inmet Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash distribution, dividend, payment, securities, property, rights, assets or other interests, the whole of any such distribution, dividend, payment, securities, property, rights, assets or other interests (and not simply the portion that exceeds the purchase price per Inmet Share payable by the Offeror under the Offer) will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such distribution, dividend, payment, securities, property, rights, assets or other interests and may withhold the entire purchase price payable by the Offeror under the Offer or deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not described under Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations”.

Inmet Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Inmet Shares, whether or not separated from the Inmet Shares.

10.	Notice and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to registered Shareholders if it is mailed by first class mail, postage prepaid, to such registered Shareholders (and to registered holders of Convertible Securities) at their respective addresses as shown on the register maintained by or on behalf of Inmet in respect of the Inmet Shares and will be deemed, unless otherwise specified by applicable Laws, to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada, the United States or the United Kingdom following mailing. In the event of any interruption of mail services in Canada, the United States or the United Kingdom, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices in Canada, the United States or the United Kingdom are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX for dissemination through their facilities or if it is published in a newspaper or newspapers of general circulation in Toronto, New York and London or if it is given to the Canada Newswire Service for dissemination through its facilities.

The Offer to Purchase and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders (and to registered holders of Convertible Securities) by first class mail, postage prepaid, or made in such other manner as is permitted by applicable Laws and the Offeror will use its reasonable efforts to furnish such documents to investment advisors, stockbrokers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Inmet in respect of the Inmet Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Inmet Shares where such listings are received.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary specified in the Letter of Transmittal.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, share certificates and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the certificate(s) for Inmet Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer to Purchase, “Notice and Delivery”. Notwithstanding Section 6 of the Offer to Purchase, “Take-Up of and Payment for Deposited Inmet Shares”, cheques, share certificates and/or any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.	Market Purchases and Sales of Inmet Shares

The Offeror or First Quantum may acquire, or cause an affiliate to acquire, beneficial ownership of Inmet Shares (other than under the terms of the Offer) or Convertible Securities, subject to applicable Laws, at any time prior to the Expiry Time. Under Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504, the Offeror may purchase Inmet Shares (other than under the terms of the Offer) or Convertible Securities beginning on the third business day following the date of the Offer until the Expiry Date, provided that:

(a)	the Offeror’s intention to do so is stated in a news release issued and filed at least one business day prior to making such purchases;

(b)	the purchases are made in the normal course through the facilities of the TSX;

(c)	the number of Inmet Shares beneficially acquired does not exceed five percent of the outstanding Inmet Shares as of the date of the Offer;

(d)	the Offeror issues and files a news release containing the information required under Section 2.2(3) of MI 62-104 or Section 2.1(c) of OSC Rules 62-504 immediately after the close of business of the TSX on each day on which Inmet Shares have been purchased; and

(e)	the broker involved in such trades provides only customary broker services and receives only customary fees or commissions, and no solicitation is made by the Offeror, the seller or their agents.

Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

Although the Offeror has no present intention to sell Inmet Shares taken up under the Offer, the Offeror reserves the right to make or enter into agreements, commitments or understandings at or prior to the Expiry Time to sell any of such Inmet Shares after the Expiry Time, subject to applicable Laws and to compliance with Section 2.7(2) of MI 62-104 or Section 93.4(2) of the Securities Act (Ontario), as applicable.

For the purpose of this Section 12, the “Offeror” includes the Offeror and any person acting jointly or in concert with FQM Akubra and/or First Quantum.

13.	Other Terms of the Offer

The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Ontario and all Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

No person has been authorized to give any information or to make any representation on behalf of the Offeror or any of its affiliates other than as contained in the Offer to Purchase and the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror. No broker, dealer or other person shall be deemed to be the agent of the Offeror, the Depositary or the Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Deposited Inmet Shares, but such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Inmet Shares to receive payment for Deposited Inmet Shares that have been accepted for payment under the Offer. In addition, subject to applicable Laws, the Offeror reserves the right to sell, following completion of the Offer, to one or more persons affiliated or associated with it or to third persons, any portion of the Inmet Shares acquired under the Offer.

The Offeror is entitled, in its sole discretion, to make a final and binding determination of all questions relating to the interpretation of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (including, without limitation, the satisfaction or non-satisfaction of any condition), the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Inmet Shares and accompanying documents deposited pursuant to the Offer and any notice of withdrawal of Inmet Shares, the due completion of the Letter of Transmittal or the Notice of Guaranteed Delivery. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the right to waive any defect in or irregularity in any deposit or notice of withdrawal with respect to any Inmet Share and the accompanying documents or any particular Shareholder or to permit the Offer to be accepted in any manner other than as set out in the Offer. There will be no duty or obligation on the Offeror, the Depositary or the Information Agent or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

This document contains no offer to the public within the meaning of section 102B of the FSMA or otherwise. This document is not a prospectus for the purposes of section 85(1) of the FSMA. Accordingly, this document has not been nor will it be approved as a prospectus by the FSA under section 87A of the FSMA and it has not been filed with the FSA pursuant to the United Kingdom Prospectus Rules nor has it been approved by a person authorized under the FSMA or by the LSE.

The Offer to Purchase and the accompanying Circular together constitute the take-over bid circular required under applicable Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: January 9, 2013

FQM (AKUBRA) INC.

Per:	(Signed) PHILIP K.R. PASCALL
Name: Title:	Philip K.R. Pascall Chairman and Chief Executive Officer

FIRST QUANTUM MINERALS LTD.

Per:	(Signed) PHILIP K.R. PASCALL
Name: Title:	Philip K.R. Pascall Chairman and Chief Executive Officer

CIRCULAR

This Circular is furnished by the Offeror in connection with the accompanying Offer to Purchase dated January 9, 2013. The terms and provisions of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular and Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Capitalized terms used in this Circular but not defined herein shall, unless the context requires otherwise, have the meanings ascribed to them under the heading “Glossary” at the front of the Offer to Purchase.

Unless otherwise indicated, the information concerning Inmet contained in this Circular has been taken from or is based upon publicly available documents and records of Inmet on file with the Securities Regulatory Authorities and other public sources at the time of the Offer. Although the Offeror has no knowledge which would indicate that any of the statements contained herein and taken from or based on such information is untrue or incomplete, neither the Offeror nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information, or for any failure by Inmet to disclose publicly events or facts which may have occurred and which are unknown to the Offeror and may affect the significance or accuracy of any such information. Unless otherwise indicated, information concerning Inmet is given as of January 4, 2013. Unless otherwise specified, all references to the number of Inmet Shares outstanding are based on the number of Inmet Shares outstanding, as at September 30, 2012, as publicly disclosed in Inmet’s management discussion and analysis for the three and nine months ended September 30, 2012.

1.	First Quantum Minerals Ltd.

Corporate Overview

First Quantum Minerals Ltd. is a well-established and rapidly growing mining and metals company engaged in mineral exploration, development and mining. First Quantum currently produces LME grade equivalent copper cathode, copper in concentrate, nickel, gold, PGE and cobalt. Its operations and projects are located in Zambia, Australia, Finland, Mauritania and Peru.

First Quantum was incorporated under the Company Act (British Columbia) on December 21, 1983, under the name of Xenium Resources Ltd. First Quantum changed its name to Xenium Resources Inc. on January 25, 1984, to Zeal Capital Ltd. on November 29, 1989, and to First Quantum Ventures Ltd. on June 16, 1993. On July 18, 1996, First Quantum changed its name to its current name and was continued into the Yukon Territory, pursuant to the provisions of the Business Corporations Act (Yukon). On June 7, 2002, First Quantum amalgamated with its wholly-owned subsidiary, First Quantum Minerals (Yukon) Ltd. pursuant to the provisions of the Business Corporations Act (Yukon). On August 11, 2003, First Quantum’s jurisdiction of incorporation was continued from the Yukon Territory to the federal jurisdiction under the CBCA. On June 3, 2005, First Quantum was continued under the Laws of British Columbia, pursuant to the provisions of the BCBCA.

First Quantum is a reporting issuer or the equivalent in all of the provinces in Canada and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces. Such documents are available on SEDAR at www.sedar.com.

First Quantum’s registered and head office is located at 8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada, V6C 1X8.

Description of the Business

Operations and Development

First Quantum’s principal activities include mineral exploration, development and mining. For the twelve months ended September 30, 2012, First Quantum produced 290 thousand tonnes of copper and 181 thousand ounces of gold and entered the nickel market with the commissioning of the Ravensthorpe Mine and Kevitsa Mine, producing 32 thousand tonnes of nickel. First Quantum is developing several large-scale projects which, when in production, are expected to place it amongst the world’s top ten largest producers of both copper and nickel. For the twelve months ended September 30, 2012, First Quantum had gross sales of US$2.74 billion, cash flows from operating activities of US$267 million, total net earnings of US$1.76 billion and total net earnings attributable to shareholders of First

Quantum of US$1.66 billion. The total net earnings attributable to shareholders figure includes proceeds from an agreement with Eurasian Natural Resources Corporation Plc (“ENRC”) to dispose of certain residual claims and assets in the DRC (see “– Recent Developments” below). Adjusting for this one-time item, total adjusted net earnings attributable to shareholders for the period were US$444 million.

At present, First Quantum’s principal operations and development are located in Zambia, Australia, Finland, Mauritania and Peru.

Zambia

First Quantum’s operations in Zambia include the Kansanshi Mine (80 percent owned) and the Trident License Area (100 percent owned).

Kansanshi Mine

The Kansanshi Mine is Zambia’s largest copper mine. Commercial production at the Kansanshi Mine commenced in 2005 and the mine is currently undergoing multi-phase expansions from 2012 to 2014.

Kansanshi Mine

The Kansanshi Mine’s concentrate is currently treated at smelters in Zambia, however, existing domestic smelting capacity will be insufficient to process the substantial increase in production resulting from the Kansanshi Mine expansion and the Sentinel Copper Project. The new copper smelter is designed to process 1.2 million tonnes of concentrate to produce over 300,000 tonnes of copper metal annually. In addition, the smelter will produce approximately 1.0 million tonnes per annum of sulphuric acid. Sulphuric acid represents a significant raw material expense in the copper production process, and its yield as a by-product from the new smelter will therefor lead to substantial overall cash cost savings.

Copper smelter under construction

Trident License Area

First Quantum’s Trident License Area includes the Sentinel Copper Project and the Enterprise Nickel Project. Both the Sentinel Copper Project and the Enterprise Nickel Project were acquired through the acquisition of Kiwara PLC in January 2010.

The Sentinel Copper Project was formally approved for construction by the First Quantum Board in May 2012, with a targeted production of 270,000 to 300,000 tonnes per annum of copper. Construction of the Sentinel Copper Project is expected to be complete by 2014.

Sentinel Copper Project

The development of the Enterprise Nickel Project is expected to be First Quantum’s third nickel mine, designed for an average production of 38,000 tonnes of nickel in concentrate per annum with scope to increase to 60,000 tonnes per annum when market conditions allow. Given the operational and infrastructure synergies with the Sentinel Copper Project (located only 12 kilometres away), the Enterprise Nickel Project is expected to be a low cost producing mine.

Enterprise Nickel Project

Australia

Ravensthorpe Mine

First Quantum operates the Ravensthorpe Mine (100 percent owned) in Western Australia. Following First Quantum’s acquisition of the Ravensthorpe Mine from BHP Billiton in early 2010, commissioning began in the second quarter of 2011 and the Ravensthorpe Mine reached commercial production in December 2011.

Ravensthorpe Mine processing plant

Finland

Kevitsa Mine

First Quantum’s Kevitsa Mine (100 percent owned) in Finland was acquired in June 2008. Following an intensive drilling program resulting in significant resource extension, First Quantum commenced construction works at the Kevitsa Mine, with commissioning in early 2012 and first commercial production achieved in August 2012.

Kevitsa Mine

Mauritania

Guelb Moghrein Mine

In Mauritania, First Quantum operates the Guelb Moghrein Mine (100 percent owned). First Quantum acquired its first 80 percent interest in the Guelb Moghrein Mine in 2004, and successfully developed the mine with first commercial production achieved in October 2006. The remaining 20 percent interest in the Guelb Moghrein Mine was acquired in February 2010.

Guelb Moghrein Mine

Peru

Haquira Prospect

First Quantum acquired the Haquira Prospect (100 percent owned) in southern Peru in December 2010. The Haquira Prospect (100 percent owned) is in the initial phases of development.

Haquira Prospect

Recent Developments

On January 5, 2012, First Quantum reached an agreement with ENRC to dispose of its residual claims and assets in respect of the Kolwezi Project, and the Frontier Mine and the Lonshi Mine and related exploration interests, all located in the Katanga Province of the DRC, and to settle all legal matters relating to these interests for a total consideration of US$1.25 billion. The disposition closed on March 2, 2012, resulting in First Quantum having no further investment in the DRC.

On August 18, 2012, commercial production was achieved at the Kevitsa Mine following a successful commissioning and rapid ramp-up phase. With the start-up of the Ravensthorpe Mine in December 2011, this is the second project successfully commissioned by First Quantum during the past year.

As at September 30, 2012, total copper production increased significantly from September 30, 2011 due to higher grade, throughput and recovery at the Kansanshi Mine resulting from ongoing plant expansions and mine pit developments.

On October 10, 2012, First Quantum issued US$350 million of senior notes due in 2019. Interest on the senior notes is payable semi-annually at a rate of 7.25 percent per annum. First Quantum intends to use the proceeds from the notes for general corporate purposes.

On December 12, 2012, First Quantum provided an update on the expansion of the sulphide treatment facilities at the Kansanshi Mine and the development of the Sentinel Copper Project and Enterprise Nickel Project in the Trident License Area. The update included increased throughput estimates at the Kansanshi Mine to up to 25 million tonnes per annum of ore as compared to the 14 to 16 million tonnes per annum of ore previously estimated, and the Sentinel Copper Project of 55 million tonnes per annum of ore as compared to the 40 million tonnes per annum of ore previously estimated. First Quantum also updated parameters for the Enterprise Nickel Project, which is being designed to produce an average of 38 thousand tonnes per annum of nickel concentrate, with scope to increase output to 60 thousand tonnes per annum of nickel concentrate.

Historical Timeline

August 2012:	Achieved commercial operation at the Kevitsa Mine
January 2012:	Reached an agreement to dispose of its residual claims and assets in respect of its interests in the DRC and to settle all legal matters relating to those interests
December 2011:	Achieved commercial operation at the Ravensthorpe Mine
August 2011:	Implemented a five-for-one stock split
December 2010:	Acquired Antares Minerals Inc., which held the 100 percent-owned Haquira Prospect
August 2010:	Shut down operations at the Frontier Mine and continued international arbitration proceedings against the government of the DRC
February 2010:	Acquired the Ravensthorpe Mine
February 2010:	Increased ownership of the Guelb Moghrein Mine to 100 percent
January 2010:	Acquired Kiwara PLC, which owned a controlling interest in the Trident License Area
November 2009:	Began development of the Kevitsa Mine
September 2009:	Suspended construction of the Kolwezi Project and initiated international arbitration proceedings against the government of the DRC
August 2008:	Curtailed open pit mining operations at the Lonshi Mine, due to the exhaustion of its oxide reserves
June 2008:	Acquired Scandinavian Minerals Limited, which owned the Kevitsa Mine
November 2007:	Reached commercial production at the Frontier Mine
October 2006:	Reached commercial production at the Guelb Moghrein Mine
May 2006:	Acquired Adastra Minerals Inc., which owned the Kolwezi Project
April 2005:	Reached commercial production at the Kansanshi Mine
December 2004:	Discovered the Fishtie copper deposit in Zambia
July 2004:	Acquired an 80 percent interest in the Guelb Moghrein deposit
May 2004:	Discovered the Frontier deposit
August 2001:	Acquired an 80 percent interest in the Kansanshi Mine
August 2001:	Began operations at the Lonshi Mine
2000:	Discovered the Lonshi copper deposit
April 2000:	Acquired, with Glencore, a 90 percent interest in Mopani Copper Mines in Zambia.
March 1998:	Completed construction of the Bwana copper cathode SX/EW tailings re-treatment and sulphuric acid plant in Zambia
November 1996:	Acquired the Bwana facility in Zambia

Corporate Social Responsibility

First Quantum is committed to sustainable development through economically viable investments, technically appropriate operations, environmentally sound practices and socially responsible actions. First Quantum’s CSR program focuses on five key areas:

•

Governance and Risk.    The First Quantum Board believes that sound corporate governance practices are essential to the well-being of First Quantum and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate.

•	Social. The overall objective of First Quantum’s socio-economic development programs and projects is to improve the quality of life for its employees, their families and its immediate communities.

•	Economics. First Quantum regards its most significant CSR achievement to be its economic contribution to its host communities where its operations make a major difference in the communities.

•

Labour.    First Quantum’s aim is to develop a safety management system that is practicable and straightforward to implement to achieve the objective of zero fatalities and reducing risk. Operations use safety management systems based on BSI OHSAS 18001 2007 standard subject to review.

•	Environment. First Quantum ensures that all of its operations are conducted in a manner to protect the long-term health of the communities where it operates and in an environmentally sound manner.

First Quantum’s CSR strategy is designed to ensure compliance with the national laws of its host countries. In addition, First Quantum has aligned itself with several externally developed Charters and sets of principles, including the Universal Declaration of Human Rights (2007), the Voluntary Principles on Security and Human Rights (2007), Equator Principles (2007), the International Labour Organisation’s Declaration of Fundamental Principles and Rights at Work (2008) and the Extractive Industries Transparency Initiative (2008).

Description of Share Capital

The authorized share capital of First Quantum consists of an unlimited number of First Quantum Shares. As at January 4, 2013, there were 476,310,282 First Quantum Shares issued and outstanding.

Each holder of First Quantum Shares is entitled to one vote for each First Quantum Share registered in his or her name, as the case may be, on the list of shareholders. All of the First Quantum Shares rank equally as to participation in dividends and in the distribution of First Quantum’s assets on a liquidation, dissolution or winding up, or other distribution of assets for the purpose of winding up First Quantum’s affairs.

Assuming that all of the Inmet Shares, including any Inmet Shares issuable upon the exercise of Convertible Securities outstanding as at September 30, 2012 are tendered to the Offer, and that the Offeror takes up and pays for such Inmet Shares under the Offer, First Quantum will issue up to 115,901,421 First Quantum Shares pursuant to the Offer.

Dividends and Dividend Policy

First Quantum implemented its dividend policy in 2005. Under this policy, First Quantum expects to pay two dividends per annum, the first an “interim” dividend declared after the release of second quarter results; the second, a “final” dividend based on year end results. Interim dividends are set at one-third of the total dividends (interim and final) declared on a per First Quantum Share basis applicable in respect of the previous financial year. Final dividends are determined based on the financial performance of First Quantum during the previous applicable financial year. The payment of any dividend and the amount of such dividend is within the discretion of the First Quantum Board. On

May 8, 2012, the First Quantum Board paid a final dividend payment of $0.1277 per First Quantum Share to shareholders of record as of April 17, 2012 and on September 20, 2012, the First Quantum Board paid an interim dividend of $0.0603 per First Quantum Share to shareholders of record on August 29, 2012.

Prior Distributions

For the twelve month period prior to the date of this Offer to Purchase and Circular, First Quantum has not issued any First Quantum Shares or securities convertible into First Quantum Shares.

Price Range and Trading Volumes of First Quantum Shares

The First Quantum Shares are listed on the TSX under the trading symbol “FM” and are admitted for trading on the LSE under the trading symbol “FQM”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the First Quantum Shares on the TSX and the LSE:

	TSX			LSE
Calendar Period(1)	High	Low	Volume	High	Low	Volume
	($)	($)		(£)	(£)
2013
January 1 to January 4	22.17	21.87	2,417,179	13.88	13.74	26,555

2012
December	21.91	19.99	34,662,084	13.41	12.54	1,448,126
November	23.69	20.37	36,112,622	14.92	12.66	236,275
October	22.90	20.71	25,684,382	14.51	13.04	140,478
September	23.11	19.13	36,462,352	15.32	12.27	667,520
August	20.06	17.93	22,299,359	13.20	11.70	419,450
July	19.52	16.60	30,961,985	12.40	10.50	251,035
June	20.22	17.35	36,267,931	12.49	10.72	247,026
May	20.47	16.84	38,615,427	12.62	10.65	415,324
April	22.54	18.38	41,354,685	13.97	11.51	3,546,172
March	23.43	18.27	43,014,658	14.83	11.33	879,439
February	23.43	21.28	30,259,305	15.04	13.44	1,260,075
January	24.82	20.87	51,535,447	15.36	13.07	485,970

Note:

(1)	Source for data in the above table is Bloomberg. Past performance should not be seen as an indicator of future performance.

On December 14, 2012, the last trading day prior to First Quantum’s announcement of its intention to make the Offer, the closing prices of the First Quantum Shares on the TSX and the LSE were $20.95 and £13.26, respectively.

2.	FQM (Akubra) Inc.

FQM (Akubra) Inc. was incorporated under the CBCA on December 14, 2012, and is a direct wholly-owned subsidiary of First Quantum. FQM Akubra was organized solely for the purpose of making the Offer and has not otherwise conducted any business activities to date.

FQM Akubra’s registered and head office is located at 333 Bay Street, Suite 2400, Toronto, ON M5H 2T6.

3.	Inmet Mining Corporation

Corporate Overview

Inmet Mining Corporation is a Canadian-based global mining company that produces copper and zinc. Inmet has three wholly-owned mining operations, in Turkey, Spain and Finland. Inmet also has an 80 percent interest in a mining project located in Panama, currently under development.

Inmet was continued under the CBCA on June 1, 1987, as Metall Mining Corporation. On January 1, 1988, Inmet amalgamated with two wholly-owned subsidiaries, followed by a second amalgamation with a wholly-owned subsidiary on December 31, 1990. On May 4, 1995, Inmet changed its name to Inmet Mining Corporation. Inmet amalgamated again with one of its wholly-owned subsidiaries on January 1, 1999, and February 14, 2011, respectively.

Inmet is a reporting issuer or the equivalent in all of the provinces and territories of Canada and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces and territories. Such documents are available on SEDAR at www.sedar.com.

Inmet’s registered and head office is located at 330 Bay Street, Suite 1000, Toronto, Ontario, Canada, M5H 2S8.

Description of the Business

Operations and Development

For the twelve months ended September 30, 2012, Inmet produced 110,300 tonnes of copper and 63,500 tonnes of zinc. For the twelve months ended September 30, 2012, Inmet had gross sales of US$1.13 billion, operating cash flow of US$510 million and net income from continuing operations of US$358 million.

At present, Inmet’s principal operations and development include:

(a)	in Turkey, the Çayeli Mine (100 percent owned), which opened in 1994;

(b)	in Spain, the Las Cruces Mine (100 percent owned), which opened in 2009;

(c)	in Finland, the Pyhäsalmi Mine (100 percent owned), which opened in 1962; and

(d)	in Panama, the Cobre Panama Project (80 percent owned), which is now in the construction phase with first production expected to begin in 2016.

Description of Share Capital

The authorized share capital of Inmet consists of three classes of shares: Inmet Shares, preferred shares and subordinate voting participating shares. Each class has an unlimited number of authorized shares. Based on publicly available information, the Offeror believes that as at September 30, 2012, there were approximately 69,365,748 Inmet Shares, on a non-diluted basis, and no preferred shares or subordinate voting participation shares, issued and outstanding. In addition, according to Inmet’s publicly available information, the Offeror believes that as at September 30, 2012, Inmet had an aggregate of 463,084 share options, 104,566 deferred share units, 312,000 long term incentive plan units, and 66,068 performance share units issued and outstanding.

Each holder of Inmet Shares is entitled to (i) receive notice of and attend all meetings of shareholders, with each Inmet Share entitling the holder to five votes at a meeting of shareholders, and (ii) participate equally with the holders of subordinate voting participating shares in any (a) dividends declared by the Inmet Board, or (b) distribution of assets if Inmet is liquidated, dissolved or wound up, after payments are made to holders of preferred shares. Inmet Shares cannot be subdivided, consolidated or otherwise changed unless all of the Inmet Shares and the subordinate voting participating shares of Inmet are also subdivided, consolidated or otherwise changed at the same time, in the same proportion and in the same manner.

Dividends and Dividend Policy

According to Inmet’s publicly available information, the Inmet Board can declare dividends at its discretion and has approved a dividend policy for dividends each year of $0.20 per Inmet Share. Since November 2005, Inmet has paid semi-annual dividends of $0.10 per Inmet Share on June 15 and December 15 of each year to the holders of Inmet Shares. The amount and timing of any dividends is within the discretion of the Inmet Board. The Inmet Board has declared an eligible dividend of US$0.10 per Inmet Share payable on December 15, 2012 to Shareholders of record as of November 30, 2012. The Inmet Board reviews the dividend policy from time to time based on the cash requirements of Inmet’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of Inmet.

Prior Distributions

The Offeror is not aware, based on publicly available information, of any distribution of Inmet Shares in the past five years other than distributions of Inmet Shares:

(a)	pursuant to the exercise or redemption of Convertible Securities;

(b)	pursuant to a public offering on June 25, 2009 of 7,825,000 Inmet Shares on a “bought deal” basis, at a price of $44.50 per Inmet Share for gross proceeds of $348 million;

(c)	pursuant to the acquisition of a 30 percent indirect equity interest and subordinated sponsor loans in the Las Cruces Mine on December 15, 2010, for 5,442,413 Inmet Shares; and

(d)	pursuant to an exchange of 9,258,419 subscription receipts, which were previously issued for $500 million on May 17, 2011, for 7,779,692 Inmet Shares.

Price Range and Trading Volumes of Inmet Shares

The Inmet Shares are listed and posted for trading on the TSX under the symbol “IMN”. The following table sets forth, for the periods indicated, the reported high and low sale prices and the trading volume for the Inmet Shares on the TSX for each of the periods indicated:

	TSX
Calendar Period	High	Low	Volume
	($)	($)
2013
January 1 to January 4	75.08	74.02	448,214

2012
December	74.01	66.10	8,623,737
November	67.75	52.61	14,655,252
October	51.79	45.89	4,866,148
September	54.23	43.46	10,242,357
August	47.13	39.00	5,783,863
July	44.11	37.02	6,624,836
June	45.80	38.95	6,517,218
May	54.09	43.26	7,065,071
April	58.07	52.32	5,211,855
March	66.32	54.39	7,639,853
February	69.78	63.57	5,836,531
January	69.24	65.20	7,665,440

Note:
(1)	Source for data in the above table is Bloomberg. Past performance should not be seen as an indicator of future performance.

On October 26, 2012, the last trading day prior to the submission of First Quantum’s initial proposal to Inmet, the closing price of the Inmet Shares on the TSX was $50.45.

On November 23, 2012, the last trading day prior to the submission of First Quantum’s second proposal to Inmet, the closing price of the Inmet Shares on the TSX was $54.05.

On December 14, 2012, the last trading day prior to First Quantum’s announcement of its intention to make the Offer, the closing price of the Inmet Shares on the TSX was $69.83.

4.	Pro Forma Financial Statements

Shareholders should refer to Appendix “A” to the Offer to Purchase and Circular for unaudited pro forma consolidated balance sheet as at September 30, 2012 and consolidated statements of earnings of First Quantum for the nine month period ended September 30, 2012 and the year ended December 31, 2011, giving effect to the proposed acquisition of all of the issued and outstanding Inmet Shares in the manner set forth therein. Such pro forma financial statements have been prepared using certain of First Quantum’s and Inmet’s respective financial statements as more particularly described in the notes to the pro forma financial statements. First Quantum has not had access to any non-public books and records of Inmet, has relied entirely on Inmet’s publicly filed financial statements and is not in a position to independently assess or verify the information in Inmet’s publicly filed documents, including the financial statements of Inmet that were used to prepare the pro forma financial statements. Such pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such pro forma financial statements. Any potential synergies that may be realized after consummation of the transaction have been excluded from such pro forma financial statements. Since the pro forma financial statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. Also, neither First Quantum nor its independent auditors have had an opportunity to meet with Inmet’s independent auditors to discuss Inmet’s financial statements upon which the pro forma financial statements are based. Furthermore, First Quantum has not obtained the consent of Inmet’s independent auditors as to the use of their audit report in respect of the Inmet audited financial statements upon which the pro forma financial statements are partially derived. The data contained in the pro forma financial statements represents only a simulation of the potential impact of the Offeror’s acquisition of Inmet. Shareholders are cautioned to not place undue reliance on such pro forma financial statements.

5.	Documents Incorporated by Reference

Information has been incorporated by reference in this Offer to Purchase and Circular from documents filed with the Securities Regulatory Authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of First Quantum at Tennyson House – 159-165 Great Portland Street London W1W 5PA (telephone: +44 20 7291 6630) and are also available on SEDAR at www.sedar.com.

The following documents filed with the Securities Regulatory Authorities by First Quantum are specifically incorporated by reference into, and form an integral part of, this Offer to Purchase and Circular:

(a)	the material change report of First Quantum dated January 13, 2012 in respect of the announcement of First Quantum reaching an agreement with Eurasian Natural Resources Corporation Plc to dispose of First Quantum’s residual DRC assets, namely the Kolwezi Project, the Frontier Mine and the Lonshi Mine, and settle all claims in relation to its DRC operations;

(b)	the annual audited consolidated financial statements of First Quantum as at and for the financial year ended December 31, 2011, together with the notes thereto and the auditors’ report thereon;

(c)	the management discussion and analysis of financial condition and results of operations of First Quantum dated March 6, 2012 for the financial year ended December 31, 2011;

(d)	the material change report of First Quantum dated March 12, 2012 in respect of First Quantum closing the sale of its residual DRC assets, namely the Kolwezi Project, the Frontier Mine and the Lonshi Mine, to Eurasian Natural Resources Corporation Plc and finalizing the settlement of all claims in relation to its DRC operations;

(e)	the annual information form of First Quantum dated March 31, 2012 for the year ended December 31, 2011;

(f)	the management information circular of First Quantum dated April 5, 2012 in respect of the annual meeting of shareholders of First Quantum held on May 9, 2012;

(g)	the material change report of First Quantum dated September 27, 2012 in respect of First Quantum’s offering of US$350 million of senior notes due 2019;

(h)	the unaudited interim comparative consolidated financial statements of First Quantum as at and for the three and nine months ended September 30, 2012;

(i)	the management discussion and analysis of financial condition and results of operations of First Quantum for the three and nine months ended September 30, 2012; and

(j)	the material change report of First Quantum dated December 19, 2012 in respect of the announcement made by First Quantum of its intention to make an offer to acquire all of the outstanding Inmet Shares for consideration of $72.00 per Inmet Share in cash and/or First Quantum Shares.

All documents of the type referred to in the preceding paragraph (excluding confidential material change reports) that are required to be filed by First Quantum with the Securities Regulatory Authorities after the date of this Offer to

Purchase and Circular and prior to the Expiry Time, shall be deemed to be incorporated by reference into and form an integral part of this Offer to Purchase and Circular. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to First Quantum and Shareholders should review all information contained in this Offer to Purchase and Circular and the documents incorporated by reference before making a decision to tender their Inmet Shares to the Offer.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Offer to Purchase and Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Offer to Purchase and Circular.

First Quantum has not authorized any other person to provide you with information different from that contained in this Offer to Purchase and Circular. Information on any website maintained by First Quantum does not constitute a part of this Offer to Purchase and Circular.

6.	Background to the Offer

First Quantum continually reviews its position in the mining industry, with the objective of identifying strategic alternatives and other opportunities, including acquisitions of development projects that complement First Quantum’s business, support its corporate strategy and enhance shareholder value. As part of this ongoing review process, First Quantum’s business development team and its geologists continually monitor a number of projects around the world, including the Cobre Panama Project. First Quantum believes the Cobre Panama Project ranks highly among the world’s undeveloped projects and First Quantum believes that it can bring significant benefits to the Cobre Panama Project for the benefit of all shareholders in the combined entity.

Throughout the late summer and early fall of 2012, First Quantum, with the assistance of its financial and legal advisors, undertook a comprehensive review of Inmet and in particular the Cobre Panama Project on the basis of publicly available information. This review led First Quantum to conclude that applying its unique and unrivalled expertise and proven track record in project development could enable it to improve substantially on the execution and operation of the Cobre Panama Project. Accordingly, after a number of meetings by the First Quantum Board to receive briefings on the results of First Quantum’s diligence review and analysis of the financial, strategic and operational benefits of the transaction, First Quantum determined to approach the Inmet Board with a confidential offer that it believed to be in the best interest of shareholders of both companies.

On October 28, 2012, Philip Pascall, Chairman and CEO of First Quantum, contacted both Inmet’s Chairman, David R. Beatty, and its CEO, Jochen Tilk, in an attempt to discuss the benefits to shareholders of a combination of First Quantum and Inmet. This was followed up with a formal non-binding letter outlining the merits of the combination and terms of First Quantum’s proposal of $62.50 per Inmet Share – structured as 50 percent cash, 50 percent First Quantum Shares. On November 1, 2012, Mr. Pascall received a short written response from Mr. Tilk declining First Quantum’s proposal.

Subsequently, on November 8, 2012, Mr. Pascall telephoned Mr. Tilk to request a face-to-face meeting to further discuss First Quantum’s original proposal. Mr. Tilk subsequently declined via an email on November 13, 2012, indicating that the Inmet Board and management team and its advisors saw no merit in further discussing First Quantum’s proposal.

The First Quantum Board met on November 19, 2012 to discuss the status of First Quantum’s evaluation of a potential transaction with Inmet. At this meeting, the First Quantum Board received input and recommendations of First Quantum management and reviewed advice from First Quantum’s financial advisors in respect of a potential transaction. In addition, at this meeting, the First Quantum Board authorized First Quantum to proceed with the preparations in respect of a potential transaction with Inmet.

Between November 21, 2012 and November 23, 2012, members of First Quantum management and First Quantum’s financial advisors had a number of meetings with key shareholders of Inmet to discuss a potential acquisition of Inmet by First Quantum and to determine the basis upon which such shareholders would support such a transaction.

In an attempt to provide a basis for further engagement, First Quantum submitted a revised and improved friendly non-binding proposal to Inmet on November 25, 2012. In this improved proposal, First Quantum significantly increased its offer price to $70.00 per Inmet Share – structured as 50 percent cash, 50 percent First Quantum Shares. First Quantum’s proposal included a short period of limited due diligence focused on the Cobre Panama Project and was otherwise made on the basis of customary conditions for a transaction of this nature. First Quantum again sought to engage in a constructive dialogue with Inmet regarding this improved proposal.

On November 28, 2012, the Inmet Board rejected First Quantum’s improved proposal via public announcement, declining to engage in discussions and indicating that the Inmet Board believed the proposal to be “highly conditional”.

Also on November 28, 2012, Inmet issued a press release announcing that the Inmet Board approved the adoption of the Shareholder Rights Plan. The Shareholder Rights Plan, which became effective on November 28, 2012, is subject to TSX approval and to ratification by the Shareholders at the next annual meeting of Shareholders. See Section 9 of the Circular, “Shareholder Rights Plan”.

On November 29, 2012, the First Quantum Board met in order to consider First Quantum’s response to Inmet’s disclosure to the marketplace of the terms of First Quantum’s confidential proposal. Subsequently, on November 29, 2012, First Quantum issued a press release confirming that it had approached Inmet on a friendly basis to discuss a possible combination of the two companies.

On November 30, Inmet issued a press release announcing that the TSX has, in accordance with its rules, deferred its consideration of the acceptance of the Shareholder Rights Plan.

On December 10, 2012, the First Quantum Board met in order to consider making the Offer.

On December 16, 2012, First Quantum issued a press release announcing its intention to make the Offer.

On January 6, 2013, the First Quantum Board met and made a determination to proceed with the Offer.

7.	Reasons to Accept the Offer

Shareholders should consider the following factors in making a decision to accept the Offer:

•	Significant Premium

The Offer represents a premium of:

(i)	65 percent to Inmet’s underlying equity value (adjusted for net cash balance of $1.9 billion on Inmet’s balance sheet, or $26 per Inmet Share) as of November 23, 2012, which was the last trading day prior to the submission of First Quantum’s second proposal to Inmet; and

(ii)	35 percent to the 30-day VWAP, and 33 percent to the closing share price, of the Inmet Shares on the TSX on November 23, 2012.

The Share Alternative has been calculated based on First Quantum’s closing share price on the TSX on November 23, 2012, which was the last trading day prior to the submission of First Quantum’s second proposal to Inmet.

Implied Premiums to Inmet’s Underlying Equity Value[1]

Source:Bloomberg

(1)     Adjusted for $1.9 billion net cash on Inmet’s balance sheet

(2)     As of October 26, 2012, the last trading day before the initial friendly approach to Inmet management

(3)     As of November 23, 2012, the last trading day before the second friendly approach to Inmet management

Implied Premiums to Inmet’s Share Price

Source:Bloomberg

(1)     As of October 26, 2012, the last trading day before the initial friendly approach to Inmet management

(2)     As of November 23, 2012, the last trading day before the second friendly approach to Inmet management

•	Opportunity to Elect for Cash or Shares in the Combined Entity

The Offer provides Shareholders with the opportunity to receive their consideration in the form of cash, First Quantum Shares or a combination thereof, in each case being subject to proration as set out in Section 1 of the Offer to Purchase, “The Offer”.

This flexibility of consideration allows Shareholders, to the extent that they receive cash, to lock in the premium represented by the Offer. First Quantum has a long-standing track record of achieving superior shareholder returns, and to the extent Shareholders receive First Quantum Shares, they will be provided with the opportunity to benefit from on-going exposure to the significant upside potential of the combined First Quantum and Inmet business going forward.

A Track Record of Delivering Value

Total Annualized Shareholder Return1 (January 1, 2000 – November 23, 2012)

Source:	S&P Capital IQ

(1)	Based on $ basis

(2)	Based on October 7, 2002 – November 23, 2012 period (period since listing)

(3)	Based on February 10, 2010 – November 23, 2012 period (period since listing)

(4)	Based on October 7, 2005 – November 23, 2012 period (period since listing)

•	Premier Globally Diversified Base Metals Company

To the extent that Shareholders receive First Quantum Shares as part of or all of their consideration under the Offer, they will gain exposure to a premier base metals company with a portfolio of high quality assets in eight countries across six continents.

The combined entity would have a geographically diversified operating platform comprised of seven producing mines and four world-class development projects in the Sentinel Copper Project (Zambia), the Enterprise Nickel Project (Zambia), the Haquira Prospect (Peru) and the Cobre Panama Project (Panama).

Premier Asset Portfolio

Source:	Company information

(1)	Commercial production achieved on August 18, 2012

(2)	Commercial production achieved on December 28, 2011

•	A New Global Leader Focused on Copper

To the extent that Shareholders receive First Quantum Shares under the Offer as part of or all of their consideration, they will gain exposure to the strong growth profile of the combined entity.

The combined entity’s production growth profile is expected to grow at a compound annual rate of over 24 percent from 2012 to 2018, well above growth rates anticipated for any of its global copper peers. This growth is driven by a strong pipeline of low capital intensity development projects and low cost expansion of existing operating assets.

2012 – 2018 Expected Copper Production Growth (compound annual growth rate)

Source:	BrookHunt, Q3 2012

•	Benefit from Enhanced Scale, Liquidity and Industry Presence

To the extent that Shareholders receive First Quantum Shares as part of or all of their consideration under the Offer, they will receive the benefits of owning shares in a major international and widely owned copper mining company with enhanced scale, liquidity and industry presence.

2018 Expected Copper Production (million tonnes)

Source:	BrookHunt, Q3 2012

Through its rapidly expanding copper production footprint, the combined entity is expected to be one of the world’s top five copper producers, with the capacity to deliver, according to BrookHunt estimates, in excess of 1.3 million tonnes of copper production per annum by 2018.

•	Benefit from Enhanced Financial Profile

To the extent that Shareholders receive First Quantum Shares as part of or all of their consideration under the Offer, they will be provided with exposure to a combined entity with an enhanced financial profile with greater liquidity, greater free cash flow generation ability and enhanced flexibility to raise capital, when necessary. The combined entity will have a clear path to an enhanced credit profile which should result in a lower long-term cost of capital.

•	Benefit from First Quantum’s Unique and Proven Experience in Project Development

To the extent that Shareholders receive First Quantum Shares as part of or all of their consideration under the Offer, they will directly and indirectly benefit from First Quantum’s approach to project development.

First Quantum has a management team with a strong track record and proven experience in project development, having brought five mines to production in the last ten years, on time and on budget. The team has demonstrated its ability to build large scale projects, often exceeding its stated intentions in terms of capital costs, development timelines, and/or production milestones achieved. First Quantum’s achievements include, among others, the successful development of the Kansanshi Mine in Zambia (now the largest mine in the country), the Ravensthorpe Mine in Australia, the Kevitsa Mine in Finland and the Guelb Moghrein Mine in Mauritania.

Strong Operating and Development Track Record

Source:	Company Information
(1)	Delivered Phase 1 production of 130 Ktpa on time and budget, reaching 245 Ktpa in 2009

First Quantum is currently applying its experience and expertise to the development of the Sentinel Copper Project and Enterprise Nickel Project (collectively forming the Trident License Area in Zambia). Both the Sentinel Copper Project and the Enterprise Nickel Project remain on track and on budget. The Sentinel Copper Project will have a similar throughput to Cobre Panama, at an estimated 55 million tonnes per annum, and substantially the same style of process plant.

The combined entity will also have the opportunity to benefit from the implementation of First Quantum’s unique and proven approach to project construction at the Cobre Panama Project. This is expected to de-risk the project significantly and to improve its development, both in terms of method and capital cost, substantially.

8.	Purpose of the Offer and First Quantum’s Plans for Inmet

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire, on the terms and subject to the conditions of the Offer, all of the outstanding Inmet Shares.

If the Offeror takes up and pays for the Deposited Inmet Shares, the Offeror currently intends, subject to compliance with all applicable Laws, to acquire all of the outstanding Inmet Shares not deposited under the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. If such statutory right to effect a Compulsory Acquisition or Subsequent Acquisition Transaction is not available, the Offeror intends to cause a meeting of Shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby the Offeror will acquire any Inmet Shares not deposited under the Offer. See Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited”.

If permitted by applicable Laws, subsequent to the completion of the Offer and, if necessary, any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Inmet Shares from the TSX, to cause Inmet to cease to be a reporting issuer under the securities Laws of each province and territory of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction in which it currently has such obligations. See Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of Inmet Shares and Reporting Issuer Status”.

Plans for First Quantum and Inmet following the Completion of the Offer

If the Offer is successful, First Quantum intends to conduct a detailed review of Inmet and its subsidiaries and its operations, assets, corporate structure, capitalization, policies, management and personnel to determine what changes, if any, would be desirable in light of such review and the circumstances which then exist. First Quantum intends to integrate the operations of Inmet into the operations of First Quantum as soon as possible following completion of the Offer.

9.	Shareholder Rights Plan

The following is a summary of the material provisions of the Shareholder Rights Plan based solely on Inmet’s public disclosure and is not meant to be a substitute for information in and is subject to, and qualified in its entirety by, reference to the terms of the Shareholder Rights Plan filed by Inmet with the Securities Regulatory Authorities on SEDAR at www.sedar.com.

On November 28, 2012 the Inmet Board announced that it had adopted the Shareholder Rights Plan. The Shareholder Rights Plan has not been subsequently ratified at a meeting of the Shareholders. Notwithstanding anything set forth herein, First Quantum neither acknowledges the legality nor the legitimacy of the Shareholder Rights Plan, in light of such facts.

Separation Time

Pursuant to the Shareholder Rights Plan, Inmet issued one SRP Right in respect of each Inmet Share outstanding at 3:00 p.m. on November 28, 2012, the date of implementation of the Shareholder Rights Plan. The Inmet Board will also authorize the issue of one SRP Right for each Inmet Share issued after 3:00 p.m. on November 28, 2012 and prior to the earlier of (i) the time (the “Separation Time”), which is the close of business on the tenth Business Day (defined in the Shareholder Rights Plan as any day, other than a Saturday or Sunday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close) (or such later Business Day as may be determined at any time or from time to time by the Inmet Board) after the earlier of (a) the first date of public announcement or disclosure of facts indicating that a person has become an Acquiring Person (as defined below), and (b) the date of the commencement of, or first public announcement or disclosure of, the intent of any person (other than Inmet or any subsidiary of Inmet) to commence a take-over bid other than a Permitted Bid (as defined below) (so long as such take-over bid continues to satisfy the requirements of a Permitted Bid) or a Competing Permitted Bid (as defined below), and (ii) the “SRP Expiration Time” which is the time which is the earlier of (a) the time at which the right to exercise the SRP Rights has terminated pursuant to the Shareholder Rights Plan, and (b) the date of termination of the Shareholder Rights Plan in accordance with the terms of the Shareholder Rights Plan, or if the Shareholder Rights Plan is confirmed by Shareholders not later than six months from November 28, 2012 at a meeting of Shareholders, the close of business on the third anniversary of the date of the Shareholder Rights Plan.

If any take-over bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, then such take-over bid shall be deemed, for the purposes of determining the Separation Time, never to have been made.

Exercise Price of SRP Rights and Flip-In Events

From and after the Separation Time and prior to the SRP Expiration Time, each SRP Right entitles the holder thereof to purchase one Inmet Share at a price (the “SRP Exercise Price”) equal to four times the Market Price (as defined below) subject to adjustment in certain circumstances. However, if a person (an “Acquiring Person”) is or becomes the beneficial owner of 20 percent or more of the outstanding Inmet Shares other than as a result of certain exempt transactions (including specified acquisitions and acquisitions pursuant to a Permitted Bid or Competing Permitted Bid) (a “Flip-in Event”), then effective at the close of business on the tenth Business Day following the first date of public announcement or disclosure by Inmet or an Acquiring Person that an Acquiring Person has become such, each SRP Right constitutes the right to purchase from Inmet upon exercise thereof in accordance with the terms of the Shareholder Rights Plan that number of Inmet Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the SRP Exercise Price upon payment of an amount in cash equal to the SRP Exercise Price, subject to certain adjustments.

SRP Rights beneficially owned or that were beneficially owned, on or after the earlier of the Separation Time and the first date of public announcement or disclosure by Inmet or an Acquiring Person that an Acquiring Person has become such, by (i) an Acquiring Person, (ii) any affiliate or associate of an Acquiring Person, any other person acting jointly or in concert with the Acquiring Person or any affiliate or associate of such Acquiring Person or (iii) a transferee, direct or indirect, of SRP Rights from any of the foregoing, become void without any further action and any such holder of SRP Rights (including transferees) shall not have any right to exercise such SRP Rights upon the occurrence of a Flip-in Event. The result is to significantly dilute the shareholdings of the Acquiring Person (and the other persons referred to above). “Market Price” for a security on any date means the average of the daily closing prices per security for such securities (as determined under the Shareholder Rights Plan) on each of the 20 consecutive trading days through and including the trading day immediately preceding such date of determination (subject to adjustment in certain circumstances).

Issuance and Delivery of Rights

Inmet is not required to issue or deliver SRP Rights, or securities upon the exercise of SRP Rights, to persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory of Canada or the United States and any state thereof in which such issue or delivery would be unlawful without registration of the relevant persons or securities for such purposes. If the Shareholder Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada, the Inmet Board may establish procedures for the issuance to a Canadian resident fiduciary of such SRP Rights or securities issuable upon exercise of SRP Rights, to hold such SRP Rights or other securities in trust for the persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such persons.

Rights Certificates

Until the Separation Time, SRP Rights are evidenced by the certificates representing the associated Inmet Shares and will be transferable only together with the associated Inmet Shares. After the Separation Time, separate certificates evidencing the SRP Rights (“Rights Certificates”), together with a disclosure statement describing the SRP Rights, are required to be mailed to holders of record of Inmet Shares (other than an Acquiring Person or a nominee of an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Inmet Shares issued prior to the SRP Expiration Time, to each holder (other than an Acquiring Person or a nominee of an Acquiring Person) converting, exercising or exchanging, after the Separation Time, Convertible Securities. SRP Rights trade separately from the Inmet Shares after the Separation Time.

Permitted Bids

A “Permitted Bid” under the Shareholder Rights Plan means a take-over bid which is made by means of a take-over bid circular for all of the Inmet Shares and which also complies with the following additional provisions (i) the bid is made to all holders of Inmet Shares, other than the Offeror, (ii) the bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that (a) no Inmet Shares shall be taken up or paid for pursuant to the bid prior to the close of business on the date which is not less than 60 days following the date of the bid, and (b) no Inmet Shares shall be taken up or paid for pursuant to the bid unless, at the date referred to in (a) above, more than 50 percent of the Inmet Shares held by independent shareholders have been deposited or tendered pursuant to the bid and not withdrawn, (iii) the bid contains an irrevocable and unqualified provision that, unless the bid is withdrawn, Inmet Shares may be deposited pursuant to such bid at any time prior to the close of business on the date of first take-up or payment for Inmet Shares and that any Inmet Shares deposited pursuant to the bid may be withdrawn until taken up and paid for, and (iv) the bid contains an irrevocable and unqualified provision that if, on the date on which Inmet Shares may be taken up or paid for, more than 50 percent of the Inmet Shares held by independent shareholders shall have been deposited or tendered pursuant to the bid and not withdrawn, the Offeror will make a public announcement of that fact and the bid will remain open for deposits and tenders of Inmet Shares for not less than ten Business Days from the date of such public announcement. In addition, the term “Permitted Bid” shall also include a Competing Permitted Bid.

A “Competing Permitted Bid” means a take-over bid that (i) is made after another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of the Permitted Bid or other Competing Permitted Bid, (ii) satisfies all components of the definition of a Permitted Bid other than the requirement set out in (ii)(a) above, and (iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified conditions that no Inmet Shares will be taken up or paid for pursuant to the bid prior to the close of business on a date that is no earlier than the later of (a) 35 days after the date of such bid (or such other minimum deposit period for a take-over bid as provided for in the Ontario Securities Act, and (b) the earliest date on which Inmet Shares may be taken up or paid for under any other Permitted Bid or Competing Permitted Bid that preceded the Competing Permitted Bid that is then in existence for the Inmet Shares.

Redemption and Waiver

Under the Shareholder Rights Plan, the Inmet Board has the discretion until the occurrence of a Flip-in Event, to elect to redeem all (but not less than all) of the outstanding SRP Rights at a redemption price of $0.00001 per SRP Right, subject to certain adjustments (the “Redemption Price”). The Inmet Board will be deemed to have elected to redeem, without further formality, the SRP Rights at the Redemption Price on the date that a person who has made a Permitted Bid, a Competing Permitted Bid or take-over bid in respect of which the Inmet Board has waived, or is deemed to have waived, the application of the Flip-In Event provisions of the Shareholder Rights Plan, takes up and pays for Inmet Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or take-over bid, as the case may be.

The Inmet Board may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of a take-over bid made by means of a take-over bid circular sent to all holders of record of Inmet Shares, waive the application of the Shareholder Rights Plan to such Flip-in Event by written notice delivered to the SRP Rights Agent, provided, however, that such waiver shall automatically extend to any other Flip-in Events occurring by reason of a take-over bid made by means of a take-over circular sent to all holders of record of Inmet Shares prior to the expiry, termination or withdrawal of any take-over bid in respect of which a waiver is, or is deemed to have been, granted.

The Inmet Board may also waive the application of the Shareholder Rights Plan upon the occurrence of a Flip-in Event in certain other circumstances, including where an Acquiring Person became an Acquiring Person through inadvertence and then reduced its holding to below 20 percent at the time of waiver.

The Offer

The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Inmet Board or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed.

It is a condition of the Offer that the Offeror shall have determined, in its sole judgment that on terms and conditions satisfactory to the Offeror, the Shareholder Rights Plan (or any other shareholder rights plan adopted by Inmet) does not and will not adversely affect the Offer or the Offeror or its affiliates (as applicable) either before, on or after consummation of the Offer or the purchase of Inmet Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Inmet asserts that the Shareholder Rights Plan is intended to ensure that the Shareholders and the Inmet Board are given sufficient time to evaluate a take-over bid, negotiate with the initial bidder and encourage competing bids. In the present circumstances, the Offeror believes that, by the Expiry Time, the Inmet Board will have had more than adequate time to fully consider the Offer and any available alternative transactions and to determine whether to deposit their Inmet Shares under the Offer.

10.	Source of Funds

The Offeror’s obligation to purchase the Inmet Shares deposited under the Offer is not subject to any financing condition.

The maximum amount of cash payable under the Offer will be $2,531,212,776. The Offeror intends to pay the cash component of the consideration payable under the Offer with (i) cash on hand and available balances in its bank accounts, existing undrawn, unconditional bank facilities totaling US$1.25 billion, and (iii) a new committed credit facility in the amount of up to US$2,500 million to be arranged pursuant to a binding commitment letter (the “Commitment Letter”) between First Quantum and Standard Chartered Bank (“SCB”). The Commitment Letter sets out the terms and conditions on which SCB has agreed to make available to the Offeror the US$2,500 million senior secured term credit facility (the “Facility”). The Facility, together with cash on hand and available balances in First Quantum’s bank accounts and unconditional bank facilities, provides the Offeror with sufficient liquidity to finance the cash payable under the Offer, together with anticipated transaction costs in connection with the Offer.

The Facility matures on the earlier of twelve months from date of initial utilization of the Facility and fifteen months from date on which a definitive facility agreement between, among others, the Offeror and SCB is entered into (the “Termination Date”). Amounts outstanding under the Facility will bear interest at a rate per annum equal to 2.75% above the applicable LIBOR rate plus mandatory costs, if any. Fifty percent of amounts drawn under the Facility (subject to a minimum amount of US$1 billion) is to be repaid by December 31, 2013, with the balance of the Facility to be repaid on the Termination Date.

The Offeror may voluntarily prepay the Facility at any time by giving not less than seven Business Days’ (defined in the Commitment Letter as a day, other than Saturday, Sunday and public holidays, on which banks are open in London, New York and Toronto) prior notice in minimum amounts of US$100 million and in integral multiples of US$10 million along with accrued interest on the amount prepaid and, subject to break costs, without premium or penalty. Any amount under the Facility cancelled or prepaid cannot be re-borrowed.

The Offeror must mandatorily prepay the Facility if:

(a)	there is a sale of all or substantially all of the assets or business of First Quantum or its subsidiaries;

(b)	a change of control of First Quantum occurs or First Quantum ceases to be the beneficial owner of 100 percent of the issued share capital of the Offeror;

(c)	First Quantum ceases to hold:

(i)	its existing direct or indirect beneficial ownership in any of Kansanshi Mining Plc, FQM Kevitsa Mining OY, Mauritanian Copper Mines SA, FQM Australia Nickel Pty Ltd or the Offeror or any of their respective subsidiaries,

(ii)	its direct or indirect beneficial ownership of, following the completion of the Offer, Inmet and its subsidiaries, or

(iii)	its direct or indirect beneficial ownership of, following any amalgamation of the Offeror and Inmet, the amalgamated entity or its subsidiaries,

(together	the “Material Group”);

(d)	there is a sale of all or substantially all of the assets or business of any member of the Material Group, or

(e)	illegality occurs.

Further the Offeror must mandatorily prepay the Facility (subject to agreed exceptions) with the proceeds of:

(a)	any disposal of assets of the Offeror, First Quantum or FQM Finance Ltd.;

(b)	any new debt raised by any of First Quantum or its subsidiaries, including but not limited to any of Inmet or its subsidiaries post acquisition;

(c)	any disposal of beneficial stake in the Enterprise Nickel Project, the Sentinel Copper Project or the Haquira Prospect by First Quantum, subject to its beneficial interest not reducing to less than 51 percent of the total issued share capital of such entity;

(d)	any claims under the Offer to Purchase and Circular; and

(e)	any of the shares in any of First Quantum or its subsidiaries if sold or issued by way of flotation, rights issue, public placing, listing or other public offering.

Any mandatory prepayment shall be made with accrued interest on the amount prepaid and, subject to break costs, without premium or penalty.

The Offeror intends to refinance the Facility through a combination of cash on hand and debt financing.

The Facility will be guaranteed by First Quantum and FQM Finance Ltd. Security for the Facility will comprise first ranking security, in respect of:

(a)	prior to any merger or amalgamation of the Offeror and Inmet (i) the entire issued share capital of the Offeror, (ii) security over the share capital of Inmet acquired pursuant to the Offer, and (iii) all bank accounts of the Offeror; and

(b)	following completion of any merger or amalgamation of the Offeror and Inmet the entire issued share capital of the merged entity.

The funding commitments under the Facility are subject to conditions typical in commercial lending transactions of this kind, including conditions substantially reflecting the conditions of the Offer. The Offeror reasonably believes that the possibility is remote that the conditions to the funding of the Offer that are in addition to the conditions of the Offer set out in Section 4 of the Offer to Purchase will not be satisfied. The funding under the Facility bears interest and is subject to fees at levels customary for credit facilities of this kind.

11.	Ownership and Trading in Securities of Inmet

No securities of Inmet, including Inmet Shares, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of Inmet, by the Offeror or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry (i) any associate or affiliate of an insider of the Offeror or (ii) any insider of the Offeror (other than a director or senior officer of the Offeror). No person is acting jointly or in concert with the Offeror with respect to the Offer.

No securities of Inmet have been traded during the six-month period preceding the date of the Offer by the Offeror or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry by (i) any associate or affiliate of an insider of the Offeror or (ii) any insider of the Offeror (other than a director or senior officer of the Offeror).

12.	Commitments to Acquire Securities of Inmet

Other than pursuant to the Offer, neither the Offeror nor any director or senior officer of the Offeror, nor to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry (i) any associate or affiliate of an insider of the Offeror or (ii) any insider of the Offeror (other than a director or senior officer of the Offeror) has entered into any commitments to acquire any equity securities of Inmet.

13.	Acquisition of Inmet Shares Not Deposited

It is the Offeror’s current intention that if it takes up and pays for Deposited Inmet Shares, the Offeror will enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Inmet Shares not acquired under the Offer. There is no assurance that such a transaction will be completed and the Offeror expressly reserves the right, in its sole discretion, not to propose or complete a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Compulsory Acquisition

If, within 120 days after the date of the Offer (or such longer period as a court may permit), the Offer has been accepted by Shareholders holding not less than 90 percent of the issued and outstanding Inmet Shares as at the Expiry Time, and the Offeror acquires such Inmet Shares, the Offeror intends, if permitted under the CBCA, to acquire the Inmet Shares not deposited under the Offer on the same terms as the Inmet Shares acquired under the Offer pursuant to the provisions of Section 206 of the CBCA (a “Compulsory Acquisition”). Holders of outstanding Convertible Securities must exercise, exchange or convert those securities into Inmet Shares before any payment for underlying Inmet Shares will be made.

To exercise their statutory right of Compulsory Acquisition, the Offeror must give notice (the “Offeror’s Notice”) to each Shareholder who did not accept the Offer (and each person who subsequently acquires any such Inmet Shares) (in each case, a “Dissenting Offeree”) and to the Director of such proposed acquisition within 60 days after the date of the termination of the Offer and in any event within 180 days from the date of the Offer. The Offeror’s Notice shall state that (i) holders of more than 90 percent of the Inmet Shares have accepted the Offer, (ii) the Offeror is bound to take up and pay for or has taken up and paid for the Inmet Shares of holders who accepted the Offer, (iii) a Dissenting Offeree is required to elect to transfer its Inmet Shares to the Offeror on the terms on which the Offeror acquired the Inmet Shares of holders who accepted the Offer or to demand payment of the fair value of the Inmet Shares by so notifying the Offeror within 20 days after it receives the Offeror’s Notice, (iv) a Dissenting Offeree that does not notify the Offeror of such election is deemed to have elected to transfer its Inmet Shares on the same terms on which the Offeror acquired the Inmet Shares of holders who accepted the Offer, and (v) a Dissenting Offeree must send its Inmet Shares within 20 days after receiving the Offeror’s Notice.

Within 20 days of giving the Offeror’s Notice, the Offeror must pay or transfer to Inmet the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificates representing the Inmet Shares held by such Dissenting Offeree to Inmet and must elect to either demand payment of the fair value of such Inmet Shares held by such Dissenting Offeree or to transfer such Inmet Shares to the Offeror on the terms of the Offer. A Dissenting Offeree who does not, within 20 days after receiving the Offeror’s Notice, notify the Offeror that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree’s Inmet Shares is deemed to have elected to transfer such Inmet Shares to the Offeror on the same terms that the Offeror acquired Inmet Shares from holders of Inmet Shares who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Inmet Shares, the Offeror may, within 20 days after paying or transferring to Inmet the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, apply to court to fix the fair value of such Inmet Shares of such Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after they made the payment or transferred the consideration to Inmet, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by that Dissenting Offeree or the Offeror within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Inmet Shares to the Offeror on the same terms on which the Offeror acquired Inmet Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Inmet Shares could be more or less than the amount paid per Inmet Share pursuant to the Offer.

If all of the requirements of Section 206 of the CBCA are first fulfilled after the date which is 120 days after the date of the Offer, the Offeror may apply to a court having jurisdiction for an extension of such 120-day period pursuant to subsection 206(18) of the CBCA.

The foregoing is a summary only of the right of Compulsory Acquisition that may become available to the Offeror and is qualified in its entirety by the provisions of Section 206 of the CBCA, the full text of which is attached as Appendix “B” to this Circular. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 206 of the CBCA should consult their legal advisors.

The Canadian tax consequences to a Shareholder of a Compulsory Acquisition may differ from the Canadian tax consequences to such Shareholder of having its Inmet Shares acquired pursuant to the Offer. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a discussion of the Canadian tax consequences to Shareholders in the event of a Compulsory Acquisition.

Compelled Acquisition

If a Shareholder does not receive the Offeror’s Notice, the Shareholder may, within 90 days after the date of the termination of the Offer (or, if the Shareholder did not receive the Offer, within 90 days of the later of (i) the date of termination of the Offer and (ii) the date on which the Shareholder learns of the Offer) require the Offeror to acquire the Shareholder’s Inmet Shares on the terms of the Offer pursuant to the provisions of Section 206.1 of the CBCA (a “Compelled Acquisition”).

The foregoing is a summary only of the right of Compelled Acquisition that may be available to a Shareholder and is qualified in its entirety by the provisions of Section 206.1 of the CBCA, the full text of which is attached as Appendix “B” to this Circular. Section 206.1 of the CBCA may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 206.1 of the CBCA should consult their legal advisors.

The Canadian tax consequences to a Shareholder of a Compelled Acquisition may differ from the Canadian tax consequences to such Shareholder of having its Inmet Shares acquired pursuant to the Offer. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a discussion of the Canadian tax consequences to Shareholders in the event of a Compelled Acquisition.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Deposited Inmet Shares and the statutory right of Compulsory Acquisition described above is not available for any reason or the Offeror determines not to exercise such right, the Offeror may take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Inmet and/or the Shareholders and the Offeror, or an affiliate of the Offeror, for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Inmet Shares not acquired pursuant to the Offer (a “Subsequent Acquisition Transaction”). Under such a Subsequent Acquisition Transaction, Inmet may continue as a separate subsidiary of the Offeror following the completion of any such transaction.

The timing and details of a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including the number of Inmet Shares acquired pursuant to the Offer. If, after taking up Inmet Shares under the Offer, the Offeror owns at least 66 2/3 percent of the outstanding Inmet Shares (on a fully diluted basis) the Offeror should own sufficient Inmet Shares to be able to effect a Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Inmet Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Inmet Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. Following completion of the Offer, the Offeror would be a “related party” of Inmet for the purposes of MI 61-101. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Inmet and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the Circular (and which disclosure has been provided herein). The Offeror expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction and Inmet’s constating documents, the Subsequent Acquisition Transaction may require the approval of 66 2/3 percent of the votes cast by holders of the outstanding Inmet Shares at a meeting dully called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by Minority shareholders of each class of affected securities (“Minority Approval”) must be obtained unless an exemption is available or discretionary relief is granted by the Securities Regulatory Authorities. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90 percent or more of the Inmet Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for Minority Approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

In relation to the Offer and any business combination, the “Minority” Shareholders will be, unless an exemption is available or discretionary relief is granted by the Securities Regulatory Authorities, all Shareholders other than the Offeror (other than in respect of Inmet Shares acquired pursuant to the Offer as described below), any “interested party” (within the meaning of MI 61-101), a “related party” of an “interested party”, unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither “interested parties” nor “issuer insiders” (in each case within the meaning of MI 61-101) of Inmet, and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Inmet Shares acquired under the Offer as Minority shares and vote them, or to consider them voted, in favour of such business combination if, among other things (a) the business combination is completed not later than 120 days after the Expiry Date, (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer, (c) certain disclosure is provided in the Circular (and which disclosure is provided herein) and (d) the Shareholder who tendered such Inmet Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Inmet Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Inmet Shares. The Offeror currently intends (x) that the consideration offered per Inmet Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Shareholders under the Offer, (y) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and (z) to cause any Inmet Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any Minority Approval required in connection with any such transaction.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Inmet Shares. The exercise of such right of dissent, if certain procedures are complied with by the Shareholder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its Inmet Shares. The fair value so determined could be more or less than the amount paid per Inmet Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

Whether or not a Subsequent Acquisition Transaction will be proposed, and the details of any such Subsequent Acquisition Transaction, including, without limitation, the timing of its implementation and the consideration to be received by the minority holders of Inmet Shares, will necessarily be subject to a number of considerations, including the number of Inmet Shares acquired pursuant to the Offer. Although the Offeror may propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Inmet Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Inmet, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Inmet Shares in accordance with applicable Laws, including, without limitation, a Subsequent Acquisition Transaction on terms not described in the Circular.

If the Offeror is unable to, or determines at its option not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Inmet Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Inmet. Subject to applicable Laws, any additional purchases of Inmet Shares could be at a price greater than, equal to, or less than the price to be paid for

Inmet Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Inmet Shares, or, subject to applicable Laws, may either sell or otherwise dispose of any or all Inmet Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Inmet Shares under the Offer. See Section 12 of the Offer to Purchase, “Market Purchases and Sales of Inmet Shares”.

The Canadian tax consequences to a Shareholder who disposes of Inmet Shares pursuant to the Subsequent Acquisition Transaction may be different in a materially adverse way from the Canadian tax consequences to a Shareholder who disposes of Inmet Shares under the Offer. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a discussion of the Canadian income tax consequences to Shareholders of a Subsequent Acquisition Transaction. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Legal and Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Quebec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. See “– Subsequent Acquisition Transaction” above.

Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or going private transaction.

14.	Arrangements, Agreements or Understandings

There are no agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or officers of Inmet, including payments or other benefits proposed to be made or given by the Offeror to such directors or officers by way of compensation for loss of office or for remaining in or retiring from office if the Offer is successful.

There are no agreements, commitments or understandings between the Offeror and any Shareholder with respect to the Offer or between the Offeror and any person or company with respect to any securities of Inmet in relation to the Offer.

There are no agreements, commitments or understandings between the Offeror and Inmet relating to the Offer and, other than the Shareholder Rights Plan described in Section 9 of the Circular, “Shareholder Rights Plan”, there are no agreements, commitments or understandings of which the Offeror is aware that could affect control of Inmet, including agreements with change of control provisions, security holder agreements or voting trust agreements that the Offeror has access to and that can reasonably be regarded as material to Shareholders in deciding whether to deposit their Inmet Shares under the Offer.

Other than the benefits that the Offeror expects to realize as a result of the combination of First Quantum’s business and operations with the business and operations of Inmet, no person referred to in Section 11 of the Circular, “Ownership and Trading in Securities of Inmet”, will receive any direct or indirect benefit from the consummation of the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction or from accepting or refusing to accept the Offer.

15.	Regulatory Matters

Except as discussed below, to the knowledge of the Offeror, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of the Offeror for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that the Offeror becomes aware of other requirements, it will make reasonable commercial efforts to satisfy such requirements at or prior to the Expiry Time, as such time may be extended.

Competition Act Matters

Part IX of the Competition Act requires that the Commissioner be notified of certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the Competition Act (“Notifiable Transactions”) by the parties to the transaction.

Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. The waiting period is 30 calendar days from the date of filing of a complete notification. However, before the expiry of this period, the Commissioner may notify the notifying party or parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to Subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner issues a Supplementary Information Request, the transaction cannot be completed until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at such time, intend to make an application under Section 92 of the Competition Act in respect of the proposed transaction.

In the context of an unsolicited bid, where the Commissioner receives the notification containing the prescribed information from the bidder prior to receiving information from the corporation the shares of which are being acquired, the Competition Act requires the Commissioner to immediately notify the target corporation, and the target corporation must provide the Commissioner with the prescribed information within 10 days after being so notified. In the context of an unsolicited bid, the 30 day waiting period commences with the filing of a complete notification by the bidder and the failure of the target corporation to submit its notification (or respond to a Supplementary Information Requested directed at the target corporation) will not impact the 30 day waiting period.

Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or a “no-action” letter, which may be issued by the Commissioner in respect of a proposed transaction if he does not intend at that time to apply to the Competition Tribunal for an order challenging the transaction under Section 92 of the Competition Act. Upon the issuance of an ARC or “no-action” letter, the parties to the transaction are legally entitled to complete their transaction.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under subsection 100(1) of the Competition Act forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed towards the completion or implementation of a proposed merger.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed within one year from when the ARC was issued and (b) the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of some of the assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action.

Based on an examination of publicly available information in respect of Inmet, the Offeror believes that the transactions contemplated by the Offer constitute a Notifiable Transaction and a “merger” for the purposes of the Competition Act. The Offeror therefore intend to file the required notification with the Commissioner in connection with the Offer as soon as practicable. In conjunction with the notification, the Offeror also intends to apply for an ARC or, in the alternative, a “no-action” letter.

The Offeror reserves the right to not take up or pay for the Deposited Inmet Shares unless Competition Act Approval has been obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Investment Canada Act Matters

Subject to limited exemptions, the direct acquisition of control of a Canadian business by a non-Canadian that exceeds a financial threshold prescribed under Part IV of the Investment Canada Act is subject to review (a “Reviewable Transaction”). In the case of a Reviewable Transaction, a non-Canadian investor must submit an application to the Director of Investments under the Investment Canada Act (an “Application for Review”) seeking approval of the Reviewable Transaction and cannot complete the transaction until the transaction has been reviewed by the Minister responsible for the Investment Canada Act (the “Minister”) and the Minister is satisfied or is deemed to be satisfied that the transaction is likely to be of net benefit to Canada. The submission of the Application for Review triggers an initial review period of up to 45 days. If the Minister has not completed the review by that date, the Minister may unilaterally extend the review period for up to a further 30 days or such further period agreed to by the non-Canadian investor and the Minister.

In determining whether to issue a net benefit ruling, the Minister is required to consider, among other things, the Application for Review and any written undertakings offered by the non-Canadian investor to Her Majesty in right of Canada. The prescribed factors that the Minister must consider when determining whether to issue a net benefit ruling include, among other things, the effect of the investment on economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), on participation by Canadians in the acquired business, on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada, and the compatibility of the investment with national and provincial industrial, economic and cultural policies, as well as the contribution of the investment to Canada’s ability to compete in world markets.

If, following his review, the Minister is not satisfied or deemed to be satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect to the non-Canadian investor, advising the non-Canadian investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the non-Canadian investor and the Minister. Within a reasonable period of time after receiving any such additional representations and proposed written undertakings, the Minister must send a notice to the non-Canadian investor stating either that the Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case the transaction may be completed, or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada, in which case the completion of the transaction is prohibited.

In addition, under Part IV.1 of the Investment Canada Act, certain investments by non-Canadians which include Reviewable Transactions can be made subject to review on grounds that the investment could be injurious to national security. Specifically, in the case of a Reviewable Transaction, a non-Canadian investor cannot complete its investment where it has received, within the prescribed period, notice from the Minister that the investment may be or will be subject to review by the Governor in Council (the federal Cabinet) on grounds that the investment could be injurious to national security. Where such a notice has been received, a non-Canadian investor cannot complete its investment until either it has received (i) a notice from the Minister stating that no order for a review will be made, (ii) a notice from the Minister that an order for a national security review of the transaction has been made and stating that no further action will be taken, or (iii) after an order for a national security review has been made and the review has been completed, a notice by the Governor in Council authorizing the transaction to proceed, with or without conditions and subject to any written undertakings provided to Her Majesty in right of Canada. In the case of a Reviewable Transaction, a national security review can be required at any time from when the Minister first becomes aware of the investment up to 45 days after an Application for Review has been submitted (plus an additional 5 days for a notice to be transmitted). Where a national security review is ordered, the net benefit ruling determination is suspended until the national security review has been completed, provided that the Governor in Council has not prohibited the transaction on grounds that it is advisable to do so for purposes of protecting national security.

The transactions contemplated in the Offer constitute a Reviewable Transaction under the Investment Canada Act. The Offeror therefore intends to file the required application for review with the Minister in connection with the Offer as soon as practicable.

The Offeror reserves the right to not take up or pay for the Deposited Inmet Shares unless ICA Approval has been obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Turkish Competition Law Matters

Pursuant to Article 7 of the Turkish Competition Law and the Communiqué Concerning the Mergers and Acquisitions Subject to Authorization of the Competition Board, a proposed transaction that exceeds specified thresholds are required to be notified to the Turkish Competition Board and such transaction cannot be completed until approved (or deemed to be approved) by the Turkish Competition Board (“Transaction Subject to Approval of the Turkish Competition Board”).

Upon receipt of a notification of a Transaction Subject to Approval of the Turkish Competition Board, the Turkish Competition Board is obliged to, within 30 days (i) approve the transaction, or (ii) if it decides to take the notification under final examination, to duly notify the notifying party or parties of its preliminary objection. If the Turkish Competition Board does not notify the notifying party or parties of the Turkish Competition Board’s preliminary objection within this 30-day period, the Turkish Competition Board is deemed to have approved the transaction.

During the 30-day period, the Turkish Competition Board may request further information and documents with respect to the proposed transaction, affected markets, parties or other matters that it deems necessary for the completion of its analyses. In case of such additional requests, the 30-day period would restart on the day the additional information and documents are duly submitted.

In case the Turkish Competition Board decides to take the notification under final examination, the Turkish Competition Board is required to complete the examination within six months upon its decision, which maximum period can be extended once, for up to six months.

In reviewing a proposed transaction, the Turkish Competition Board would assess whether such transaction is likely to lead to the creation or strengthening of a dominant position, which would result in significant lessening of competition in a product market within the whole or a part of the Republic of Turkey. If so determined by the Turkish Competition Board, the transaction would be considered illegal and prohibited pursuant to Article 7 of the Turkish Competition Law, unless commitments are made which are acceptable to the Turkish Competition Board.

Based on an examination of publicly available information in respect of Inmet, the Offeror believes that the transactions contemplated by the Offer constitute a Transaction Subject to Approval of the Turkish Competition Board. The Offeror, therefore, intends to file the required notification with the Turkish Competition Board in connection with the transactions proposed by the Offer and obtain approval of the Turkish Competition Board as soon as practicable.

The Offeror reserves the right to not take up or pay for the Deposited Inmet Shares unless Turkish Competition Approval has been obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Canadian Securities Regulatory Matters

The distribution of the First Quantum Shares under the Offer is being made pursuant to statutory exemptions from the prospectus qualification and dealer registration requirements under applicable Canadian securities Laws. While the resale of First Quantum Shares issued under the Offer is subject to restrictions under the securities Laws of certain

Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

The Offer is being made in compliance with applicable Canadian and U.S. rules governing tender offers and the U.S. multi-jurisdictional disclosure system.

U.S. Securities Regulatory Matters

A Registration Statement on Form F-80 has been filed with the SEC registering the First Quantum Shares in connection with their offer and sale to Shareholders pursuant to the Offer as required by the U.S. Securities Act. The resale of First Quantum Shares by persons that are not affiliates (as defined in Rule 144 under the U.S. Securities Act) of First Quantum will not be required to be registered in the United States. However, First Quantum Shares acquired by affiliates (as defined in Rule 144 under the U.S. Securities Act) of First Quantum may be resold only in a transaction registered under the U.S. Securities Act, or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act, or in an offshore transaction not subject to those requirements. In general, an affiliate for this purpose is an officer or director of the Offeror or a shareholder who beneficially owns more than 10 percent of the outstanding First Quantum Shares.

This document does not constitute a registration statement covering resales of securities by persons who are otherwise restricted from selling their shares under the U.S. Securities Act.

The Offer is being made in compliance with applicable Canadian and U.S. rules governing take-over bids and tender offers, respectively, or applicable exemptions therefrom.

Pursuant to U.S. state securities laws, First Quantum will not be permitted to take up and pay for Inmet Shares owned by a U.S. resident until the Offer and sale in the state such person resides has been registered with the applicable state regulatory agency or an exemption from such registration is available. In this regard, the Offeror intends to file the appropriate forms to qualify the Offer in those states in which the Offeror determines that filings are necessary and advisable. There can be no assurance that any states in which such filings are made will approve the offer and sale.

Stock Exchange Listing Requirements

First Quantum has applied to the TSX to list the First Quantum Shares to be issued to Shareholders in connection with the Offer. Listing and/or admission to trading will be subject to First Quantum fulfilling all the listing requirements of the TSX.

The First Quantum Shares to be issued to Shareholders in connection with Offer will not be listed on the Official List or admitted to trading on the LSE’s main market for listed securities at the time of take-up and payment of the Deposited Shares and there is no assurance the First Quantum Shares will be so listed on the Official List or admitted to trading on the LSE’s main market for listed securities in the future. Such listing and admission to trading (together, “Admission”) will be conditional on First Quantum fulfilling all of the admission requirements of the FSA and the LSE, including the publication by First Quantum of a prospectus approved by the FSA pursuant to the United Kingdom Prospectus Rules, the supply of all information, filing of such applications, giving of such undertakings and payment of such fees as may be required in connection therewith. First Quantum will use its reasonable endeavours to obtain Admission but there is no guarantee that the FSA will approve any such prospectus or that any application by First Quantum for Admission will be successful.

16.	Effect of the Offer on the Market for and Listing of Inmet Shares and Reporting Issuer Status

The purchase of Inmet Shares by the Offeror pursuant to the Offer will reduce the number of Inmet Shares that might otherwise trade publicly and will reduce the number of holders of Inmet Shares and, depending on the number of Inmet Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining Inmet Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Inmet Shares from the TSX. Among such criteria are the number of Shareholders, the number of Inmet Shares publicly held and the aggregate market value of the Inmet Shares publicly held. Depending on the number of Inmet Shares purchased under the Offer, it is possible that the Inmet Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Inmet Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Inmet Shares. If permitted by applicable Laws, subsequent to completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Inmet Shares from the TSX. If the Inmet Shares are delisted from the TSX, the extent of the public market for the Inmet Shares and the availability of price or other quotations will depend upon the number of Shareholders, the number of Inmet Shares publicly held and the aggregate market value of the Inmet Shares remaining at such time, the interest in maintaining a market in Inmet Shares on the part of securities firms, whether Inmet remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Inmet Shares under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Inmet may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and applicable Canadian securities Laws or may request to cease to be a reporting issuer under applicable Canadian securities Laws. If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to cause Inmet to cease to be a reporting issuer under the securities Laws of each of the provinces and territories of Canada where it is currently registered as a reporting issuer.

17.	Risk Factors

As Shareholders may acquire the First Quantum Shares in consideration or partial consideration for all or a portion of the Inmet Shares that they deposit under the Offer, Shareholders should carefully consider the risks and uncertainties associated with First Quantum and the First Quantum Shares set out in this Section 17 and those described in the documents that First Quantum has filed with the Securities Regulatory Authorities incorporated by reference herein. See Section 5 of the Circular, “Documents Incorporated by Reference”. In addition, there are certain risks and uncertainties associated with the Offer and the combination of First Quantum’s business and operations with Inmet’s business and operations following successful completion of the Offer, including those set out in this Section 17. Additional risks and uncertainties relating solely to Inmet are described in the documents filed by Inmet with the Securities Regulatory Authorities and available on SEDAR at www.sedar.com. The Offeror expects that these risks and uncertainties will also be applicable to the combined business. These risks and uncertainties may not be the only risks and uncertainties faced by the Offeror or the combined entity. Other risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material could also materially and adversely affect the Offeror’s or the combined entity’s business, results of operations and/or financial condition. The risk factors set out below relate to the Offer and/or the combined business and operations of First Quantum and Inmet if the Offer is consummated.

The actual cash and First Quantum Share consideration received by the Shareholders will depend on proration and the First Quantum Shares issued in connection with the Offer may have a market value different than expected.

The Offeror is offering to purchase Inmet Shares on the basis of, at the election of each Shareholder, (a) $72.00 in cash for every one Inmet Share, (b) 3.2967 First Quantum Shares for every one Inmet Share, or (c) 1.6484 First Quantum Shares and $36.00 in cash for every one Inmet Share, subject, in each case, to proration as set out in Section 1 of the Offer to Purchase, “The Offer”. Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive $36.00 in cash and 1.6484 First Quantum Shares for each Inmet Share tendered, subject to adjustment for fractional shares. Since the exchange ratio will not be adjusted to reflect any changes in the market value of First Quantum Shares, the market values of the First Quantum Shares and the Inmet Shares at the time of the take-up of Inmet Shares under the Offer may vary significantly from the values at the date of the Offer to Purchase and Circular or the date that Shareholders tender their Inmet Shares. If the market price of First Quantum Shares declines, the value of the consideration received by Shareholders will decline as well. For example, during the twelve-month period ending on January 4, 2013 (the most recent practicable date prior to the date of the Offer), the trading price of First Quantum Shares on the TSX varied from a low of $16.60 to a high of $24.82 and ended that period at $21.87. Variations in the market price for Inmet

Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of First Quantum, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions, copper price changes and other factors over which First Quantum has no control.

The value of the cash portion of the Offer will fluctuate for non-Canadian Shareholders.

All cash payable under the Offer, including the cash consideration under the Cash Alternative and the cash consideration under the Cash and Share Alternative, will be denominated in Canadian dollars. Currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer to Purchase and Circular or the date that non-Canadian Shareholders tender their Inmet Shares to the Offer. These changes may significantly affect the value of the consideration received for tendered Inmet Shares by non-Canadian Shareholders.

The Offeror has not been given an opportunity to verify the reliability of the information regarding Inmet included in, or which may have been omitted from, the Offer to Purchase and Circular.

All historical information relating to Inmet presented in, or due to lack of information omitted from, the Offer to Purchase and Circular, including all Inmet financial information and all pro forma financial information reflecting the pro forma effects of a combination of First Quantum and Inmet derived in part from Inmet’s financial information, has been provided in exclusive reliance upon publicly available information. Although the Offeror has no reason to doubt the accuracy or completeness of Inmet’s publicly disclosed information, any inaccuracy or material omission in Inmet’s publicly available information, including the information about or relating to Inmet contained in the Offer to Purchase and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined entity and its results of operations and financial condition.

Change of control provisions in Inmet’s agreements triggered upon the acquisition of Inmet may lead to adverse consequences.

Inmet may be a party to agreements that contain change of control provisions that may be triggered following successful completion of the Offer, since FQM Akubra would then hold Inmet Shares representing a majority of the voting rights of Inmet. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Inmet’s results of operations and financial condition. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined entity.

The integration of First Quantum and Inmet may not occur as planned.

The Offer has been made with the expectation that its successful completion will result in increased earnings and cost savings by taking advantage of the synergies of consolidation and enhanced growth opportunities of the combined entity. These anticipated benefits will depend in part on whether the operations, systems, management, and cultures of First Quantum and Inmet can be integrated in an efficient and effective manner and the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined entity have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the combined entity, or that the integration of the two companies’ operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs.

First Quantum’s pro forma indebtedness following completion of the Offer will be higher than First Quantum’s existing indebtedness.

First Quantum’s indebtedness as at September 30, 2012 was approximately US$55.4 million. First Quantum’s pro forma indebtedness as at September 30, 2012, after giving effect to the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction and the Offeror’s proposed financing arrangements described in Section 10 of the Circular, “Source of Funds” would be approximately US$4,812.5 million (assuming that the total cash paid under the Offer equals the Maximum Cash Consideration) with pro forma cash and cash equivalents of approximately US$2,317.1 million and other short term and long term investments of approximately US$2,282.9 million. For further details, see the unaudited pro forma consolidated financial statements for First Quantum in Appendix “A” to the Offer to Purchase and Circular. As a result of this expected increase in indebtedness, demands on First Quantum’s cash resources will increase after the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. First Quantum’s ability to make payments of any principal and interest on any indebtedness depends upon its ability to generate cash from mining activities. If the cash generated from First Quantum’s mining activities is insufficient to meet the obligations to pay interest and principal when due, or if First Quantum fails to comply with any terms or conditions thereof, the lenders thereto may exercise their rights under such indebtedness (including any security arrangements in respect thereto), which could result in a material adverse effect on First Quantum. A breach of loan covenants and undertakings could result in a significant loss to First Quantum.

The market and listing for Inmet Shares may be affected.

The purchase of any Inmet Shares by the Offeror pursuant to the Offer will reduce the number of Inmet Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Inmet Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Inmet Shares held by the public. After the purchase of the Inmet Shares under the Offer, it may be possible for Inmet to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province or territory of Canada or any other jurisdiction in which it has an insignificant number of shareholders.

The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Inmet Shares from the TSX. Among such criteria are the number of Shareholders, the number of Inmet Shares publicly held and the aggregate market value of the Inmet Shares publicly held. Depending on the number of Inmet Shares purchased pursuant to the Offer, it is possible that the Inmet Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Inmet Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Inmet Shares. The Offeror intends to cause Inmet to apply to delist the Inmet Shares from the TSX as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction.

After the consummation of the Offer, Inmet would become a majority-owned subsidiary of the Offeror and the Offeror’s interest could differ from that of the Shareholders.

After the consummation of the Offer, FQM Akubra would have the power to elect the directors, appoint new management, approve certain actions requiring the approval of the Shareholders, including adopting certain amendments to Inmet’s constating documents and approving mergers or sales of Inmet’s assets. In particular, after the consummation of the Offer, the Offeror intends to exercise their statutory right, if available, to acquire all of the Inmet Shares not deposited under the Offer, or, if such statutory right of acquisition is not available, the Offeror intends to cause a meeting of Shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby the Offeror will acquire any Inmet Shares not deposited under the Offer. In any of these contexts, the Offeror’s interests with respect to Inmet may differ from those of any remaining minority Shareholders who do not deposit their Inmet Shares.

The Offer is conditional upon, among other things, the receipt of consents and approvals from Governmental Entities that could delay completion of the Offer or impose conditions that could result in an adverse effect on the business or financial condition of First Quantum.

The Offer is conditional upon, among other things, the Offeror having obtained all Governmental Entity or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions

(including, without limitation, Competition Act Approval, ICA Approval, Turkish Competition Approval and those of any stock exchange or other Securities Regulatory Authorities) to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction and to issue and list on the TSX the First Quantum Shares to be issued pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of the Offeror.

The combination of First Quantum and Inmet may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Subsequent Acquisition Transaction.

In order for the Offeror to acquire all of the issued and outstanding Inmet Shares, it will likely be necessary, following the completion of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Inmet Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Inmet Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of substantial number of Inmet Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on First Quantum’s financial position and liquidity.

First Quantum may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of projects.

The level of production and capital and operating cost estimates relating to the expanded portfolio of projects, which are used in establishing mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for First Quantum’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, First Quantum’s current estimates. If actual results are less favourable than First Quantum currently estimates, the combined entity’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

If there are significant delays in the completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on First Quantum’s results of operations, cash flow from operations and financial condition.

The issuance of a significant number of First Quantum Shares and a resulting “market overhang” could adversely affect the market price of First Quantum Shares after the take-up of Inmet Shares under the Offer.

If all of the Inmet Shares are tendered to the Offer, a significant number of additional First Quantum Shares will be available for trading in the public market. The increase in the number of First Quantum Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, First Quantum Shares. Moreover, in the event that any Shareholder holding a significant percentage of Inmet Shares tenders its Inmet Shares to the Offer in exchange for First Quantum Shares, such Shareholder will hold a significant percentage of First Quantum Shares after such take-up. The potential that such a Shareholder may sell its First Quantum Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such First Quantum Shares in the public market, could adversely affect the market price of the First Quantum Shares.

The enforcement of shareholder rights by Shareholders resident in the United States may be adversely affected by the combination of Inmet and First Quantum.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that First Quantum is existing under the laws of the Province of British Columbia that Inmet is existing under the laws of Canada, and that some of both of First Quantum’s and Inmet’s officers and directors are residents of Canada, the Information Agent and Depositary, as well as some or all of the experts named in this Offer to Purchase and Circular, are residents of countries other than the United States, and that all or a substantial portion of the assets of

First Quantum and Inmet and of the above mentioned persons may be located outside of the United States. Shareholders resident in the United States may not be able to sue First Quantum, Inmet, or their respective officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel First Quantum, Inmet and their respective affiliates to subject themselves to a U.S. court’s judgment.

If the Offer fails to qualify as part of a reorganization under Section 368(a) of the Code, or if a U.S. holder does not receive First Quantum Shares in exchange for Inmet Shares pursuant to the Offer, such exchange will be fully taxable for U.S. federal income tax purposes.

First Quantum intends to acquire 100 percent of the Inmet Shares through the Offer and any Compulsory Acquisition, Compelled Acquisition or Subsequent Acquisition Transaction, and to amalgamate Inmet and the Offeror. If these steps are properly viewed as an integrated plan, the Offeror is properly viewed as the acquiror of substantially all of Inmet’s assets (in each case for U.S. federal income tax purposes), and the aggregate fair market value of the First Quantum Shares issued to the holders of Inmet Shares pursuant to the integrated acquisition equals or exceeds 40 percent of the aggregate fair market value of the consideration paid for 100 percent of the Inmet Shares pursuant to the integrated acquisition (measured under U.S. federal income tax rules), then First Quantum believes that the integrated acquisition of Inmet should constitute a reorganization within the meaning of Section 368(a) of the Code. No legal opinion from U.S. legal counsel or ruling from the IRS has been, or is expected to be, obtained regarding the U.S. federal income tax consequences of these transactions, and no assurance can be given that the IRS will not assert, or that a court would not sustain, a contrary position. If the Offer does not qualify as part of a reorganization or if a U.S. holder does not receive First Quantum Shares in the exchange, then (assuming Inmet is not a PFIC) the U.S. holder will recognize gain or loss equal to the difference between (i) the sum of the fair market value of any First Quantum Shares received and the amount of any cash received (including any Remitted Amount) and (ii) the U.S. Holder’s adjusted tax basis in the Inmet Shares surrendered. See Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations”.

Inmet’s potential status as a PFIC could have adverse U.S. federal income tax consequences to U.S. holders of Inmet Shares.

If Inmet is a PFIC for U.S. federal income tax purposes, subject to the exception in the next sentence, the amount of U.S. federal income tax on any gain recognized by a U.S. holder of Inmet Shares upon the consummation of the exchange pursuant to the Offer will be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, will be calculated as if such gain was earned ratably over the period the U.S. holder held its Inmet Shares and was subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. holder. Furthermore, if Inmet is a PFIC, an exchange of Inmet Shares for First Quantum Shares cannot qualify for non-recognition treatment unless First Quantum also is a PFIC. However, if the U.S. holder has made a timely and proper “qualified electing fund” election, then the PFIC rules described above will not apply. According to its public filings, Inmet believes that it is not currently a PFIC. No assurances can be provided regarding whether Inmet currently is or has ever been a PFIC, however. See Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations”. A U.S. holder of Inmet Shares should consult its tax advisor regarding the application of the PFIC rules to the Offer.

There may be other tax risks associated with investments in First Quantum.

U.S. holders of Inmet Shares should consider that First Quantum could be considered to be a PFIC for U.S. federal income tax purposes. Although First Quantum believes that it currently is not a PFIC and does not expect to become a PFIC in the near future, the tests for determining PFIC status are dependent upon a number of factors, some of which are beyond its control, and First Quantum cannot assure holders that it will not become a PFIC in the future. If First Quantum were deemed to be a PFIC, then a U.S. holder who disposes or is deemed to dispose of First Quantum’s shares at a gain, or who receives a so-called “excess distribution” on the shares, generally would be required to treat such gain or excess distribution as ordinary income allocated ratably to all days in the U.S. holder’s holding period and taxable at the highest applicable rate for the “prior-year PFIC period”, i.e., days in the U.S. holder’s prior taxable years during which First Quantum was a PFIC, and pay an interest charge on a portion of the gain or distribution. Special estate tax rules could be applicable to First Quantum’s shares if First Quantum is classified as a PFIC for U.S. federal income tax purposes.

18.	Comparison of CBCA and BCBCA

First Quantum is governed by the BCBCA. Inmet is governed by the CBCA. The following is a summary of certain differences between the BCBCA and the CBCA, which First Quantum considers to be of significance to Shareholders in deciding whether to accept the Offer. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their legal or other professional advisors with regard to the implications of the Offer that may be of importance to them.

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Registered Office.    Under the BCBCA, the registered office of the corporation must be situated in British Columbia; under the CBCA, the registered office of the corporation may be situated in the province in Canada specified in its articles of incorporation.

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Shareholders’ Meetings.    Under the BCBCA, shareholders’ meetings must be held in British Columbia unless (a) the articles (which are the equivalent to by-laws under the CBCA) provide that the meeting may be held in a location outside of British Columbia, or (b) the articles do not restrict the corporation from approving a location outside of British Columbia for the holding of the shareholders’ meeting and such location is approved by the resolution required by the articles or, if no resolution is required, approved by ordinary resolution, or (c) the other location is approved by the British Columbia Registrar; under the CBCA, shareholders’ meetings may be held at a place in Canada provided for in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine, and shareholders’ meetings may be held at a place outside Canada if the place is specified in the articles of incorporation or if all shareholders entitled to attend consent.

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Special Resolutions.    Under the BCBCA, a special majority is the majority of votes required for a special resolution and the special majority must be specified in the articles to be not less than a two-thirds majority and not more than a three-quarters majority of the votes cast on the resolution and, if no specification is made, the default majority is two-thirds of the votes cast. (For British Columbia companies incorporated under the previous British Columbia Company Act, the default majority is a three-quarters majority until amended by special resolution). Under the CBCA, a special resolution is a resolution passed by majority of not less than two-thirds of the votes cast by shareholders who vote in respect of that resolution or a resolution signed by all of the shareholders entitled to vote on that resolution.

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Director Residency Requirements.    Under the BCBCA, there are no director residency requirements; under the CBCA, 25 percent of the directors must be resident Canadians or, if the corporation has fewer than four directors, at least one director must be resident Canadian. In certain situations, such as when the CBCA corporation is engaged in a prescribed business sector, a majority of the directors must be resident Canadians.

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Number of Directors and Director Terms.    The BCBCA provides that a public company must have a minimum of three directors. The CBCA requires a corporation whose securities have been part of a distribution to the public and remain outstanding (the equivalent of a public company under the BCBCA), and are held by more than one person, to have at least three directors, at least two of whom are not officers or employees of the corporation or its affiliates. The BCBCA does not expressly limit the length of the term for which a director may be elected but provides that directors shall be elected or appointed in accordance with the articles of a company. Under the CBCA, directors cannot be elected for a term greater than three years, but staggered terms are permitted. A director who is not elected for an expressly stated term will cease to hold office at the close of the first annual meeting of shareholders following his or her election.

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Short Form Amalgamations.    Both the BCBCA and CBCA permit short form amalgamations, where a parent corporation and one or more wholly-owned subsidiaries amalgamate or where two or more wholly-owned subsidiaries of the same parent corporation amalgamate. For short form amalgamations under the BCBCA, amalgamated corporations may elect to obtain court approval; under the CBCA, amalgamating corporations are not required to seek court approval.

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Subsidiary Holding Shares of Parent.    Under the BCBCA, subject to certain solvency tests, a subsidiary is permitted to hold and acquire shares in its parent. Shares of a parent held by a subsidiary, however, may not be voted; under the CBCA, except in limited circumstances, a corporation may neither hold shares in its parent nor allow any of its subsidiaries to acquire shares of its parent.

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Removal of Directors.    Under the BCBCA, a director may be removed by special resolution or, if the memorandum or articles provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified, including ordinary resolution or directors’ resolution; under the CBCA, a director may be removed by ordinary resolution.

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Reliance by Directors.    Under the BCBCA, directors will not be found liable if they rely in good faith on financial statements, auditor’s reports, professional reports, statements of fact from an officer or any other document which the court considers as a reasonable ground for the director’s conduct; under the CBCA, directors may rely on financial statements, auditor’s reports and professional reports; however, the court is not granted the same jurisdiction in determining whether a director’s reliance upon other documents is acceptable.

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Transfer Restrictions on Shares.    Under the BCBCA, corporations are free to impose restrictions on the transfer of their shares as long as those restrictions are set out in their articles of incorporation; under the CBCA, the ability of a corporation to restrict the transfer of its shares is subject to greater restrictions.

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Insolvency.    Under the BCBCA, the determination of insolvency is subject to the ability of a corporation to meet its liabilities as they become due; under the CBCA, the test is similar to the one under the BCBCA, however, it imposes a further requirement that the realizable value of the corporation’s assets would need to exceed the aggregate of its liabilities and stated capital of all classes of shares.

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Reduction in Capital.    Under the BCBCA, the reduction of a corporation’s capital may be authorized by a special resolution, unless the reduction in capital would result in a lower realizable asset value than the total of all liabilities, in which case a corporation would require a court order to proceed with the capital reduction; under the CBCA, a corporation’s stated capital may be reduced by special resolution, however, a corporation under the CBCA shall not reduce its stated capital for any purpose, other than for declaring its stated capital to be reduced by an amount that is not represented by realizable assets, if the corporation is, or would after the reduction be, unable to pay its liabilities as they become due or the realizable value of the corporation’s assets would be less than the aggregate of its liabilities.

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Sale of Assets.    The CBCA requires approval of the holders of shares of a corporation represented at a duly called meeting by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property (as opposed to the “undertaking”) of the corporation, other than in the ordinary course of business of the corporation. Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking (as opposed to the “property”) of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the corporation specify is required (being at least two-thirds and not more than three-quarters of the votes cast on the resolution) or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. While the minimum shareholder approval thresholds will be the same under the BCBCA and the CBCA, there are differences in the nature of the sale which requires such approval, i.e. a sale of all or substantially all of the “undertaking” under the BCBCA and of all or substantially of the “property” under the CBCA.

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Dissent Rights.    The CBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. Under the CBCA, a holder of shares of any class of a corporation may dissent if a court order permits dissent or if the corporation resolves to (a) amend its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class, (b) amend its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on, (c) amalgamate (other than an amalgamation between a corporation and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same corporation), (d) be continued under the laws of another jurisdiction, (e) sell, lease or exchange all or substantially all its property, (f) carry out a going-private transaction or a squeeze-out transaction, or (g) amend its articles to add, modify or remove any provision that affects the characteristics, rights, privileges, restrictions or conditions attached to the shares of a class. The BCBCA provides that a dissenting shareholder can require that the corporation purchase the shares held by such shareholder at a payout value as agreed between the corporation and the shareholder, or failing that, as determined or directed upon application by the shareholder, by the court. The BCBCA contains similar dissent provisions which are applicable in respect of (a) a resolution to alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on, (b) a resolution to adopt an amalgamation agreement, (c) a resolution to approve an amalgamation into a foreign jurisdiction, (d) a resolution to approve an arrangement, the terms of which arrangement permit dissent, (e) a resolution to authorize the sale, lease or other disposal of all or substantially all of the undertaking of the corporation, (f) a resolution to authorize the continuation of the corporation into a jurisdiction other than British Columbia, (g) any other resolution, if dissent is authorized by the resolution, and (h) any court order that permits dissent.

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Oppression Actions.    Under the CBCA, a shareholder, former shareholder, director, former director, officer, or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of the court is a proper person to seek an oppression remedy, may apply to the court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any securityholder, creditor, director or officer. Under the BCBCA, a shareholder of a corporation or any other person who, in the discretion of the court is an appropriate person to make an application; has the right to apply to the court on the grounds that (i) the affairs of the corporation (in contrast to the CBCA which includes the affiliates of the corporation and directors of the affiliate) are being or have been conducted, or that the powers of the directors are being or have been exercised in a manner oppressive to one or more of the shareholders, including the applicant, or (ii) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class of a series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. On such an application, the court may make an interim or final order it considers appropriate including an order to prohibit any act proposed by the corporation.

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Shareholder Derivative Actions.    Under the CBCA, a shareholder, former shareholder, director, former director, officer, or former officer of a corporation or any of its affiliates, the Director or any other person who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action may apply to a court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. Under the BCBCA, a shareholder or director of a corporation or any other person who, in the discretion of the court is an appropriate person to make an application, may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation. However, unlike the CBCA, prior notice to the directors of the company of the applicant’s intention to bring an application is not required.

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Requisition of Meetings.    The CBCA permits the holders of not less than five percent of the issued shares of the corporation that carry the right to vote at a meeting sought to be held to requisition the directors to call and hold a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days on receiving the requisition, any shareholder who signed the requisition may call the meeting. The BCBCA permits the holders of not less than five percent of the issued shares that carry the right to vote at a general meeting of shareholders to requisition the directors to call and hold a general meeting within four months of receipt of the requisition. If the directors do not call a general meeting within 21 days of receiving the requisition, any one or more of the requisitioning shareholders who hold not less than 2.5 percent of the issued shares that carry the right to vote may call a general meeting.

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Appointment of Inspector.    Under the BCBCA, an inspector may be appointed either by special resolution or on application to the court by shareholders holding at least 20 percent of the outstanding shares; under the CBCA, an investigator may only be appointed by an application to the courts. Such an application, however, may be made by any shareholder of the corporation regardless of the number of shares owned.

•	Par Value of Shares. Under the BCBCA, the share capital in a corporation may consist of either par value or no par value shares; under the CBCA, shares with par value are prohibited.

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Corporation Holding its Own Shares.    Under the BCBCA, a corporation is expressly permitted to hold its own shares, which in effect allows the corporation the choice to either cancel the shares so held or allow the shares to remain outstanding; the CBCA, except in very limited circumstances, does not allow a corporation to hold its own shares.

19.	Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”), as of the date hereof, generally applicable to a Shareholder who sells Inmet Shares pursuant to the Offer or otherwise disposes of Inmet Shares pursuant to certain transactions described under Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited”, and who, for the purposes of the Tax Act, and at all relevant times, holds the Inmet Shares as capital property and both deals at arm’s length, and is not affiliated, with Inmet and the Offeror (a “Holder”).

Generally, the Inmet Shares will be capital property to a Holder provided the Holder does not hold them in the course of carrying on a business and has not acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations thereunder and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in Laws or in the administrative policies or assessing practices of the CRA, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to persons holding options, Convertible Securities or other rights to acquire Inmet Shares, or persons who acquired Inmet Shares on the exercise of employee stock options, and all such persons should consult their own tax advisors. In addition, this summary is not applicable to a Shareholder that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to market property” rules), to a Shareholder that is a “specified financial institution” as defined in the Tax Act, to a Shareholder that has elected to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian dollars or to a Shareholder an interest in which is a “tax shelter investment” as defined in the Tax Act. Further, this summary is not applicable to a Shareholder that (i) is a corporation resident in Canada, and (ii) is, or becomes as part of, a transaction or event or series of transactions or events that includes the acquisition of First Quantum Shares, controlled by a non-resident corporation for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders should consult their own tax advisors for advice concerning the income tax consequences to them of disposing of their Inmet Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax Laws and under foreign tax Laws, having regard to their own particular circumstances.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders whose Inmet Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make (or may have already made) an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Inmet Shares and every other “Canadian security” as defined in the Tax Act owned by such Resident Holder in the taxation year in which such election is made, and in all subsequent taxation years, deemed to be capital property.

Disposition of Inmet Shares Pursuant to the Offer

A Resident Holder whose Inmet Shares are disposed of to the Offeror pursuant to the Offer will generally realize a capital gain (or capital loss) equal to the amount by which the aggregate of any cash received on the disposition, the fair market value, as at the time of the disposition, of the First Quantum Shares received on the disposition, and the Canadian dollar equivalent of the Remitted Amount, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Inmet Shares immediately before the disposition. The taxation of capital gains and capital losses is discussed below under “– Taxation of Capital Gains and Capital Losses”.

The cost to a Resident Holder of any First Quantum Shares acquired on the disposition of the Inmet Shares will equal the fair market value, as at the time of the disposition, of the Inmet Shares disposed of by such Resident Holder, less the aggregate amount of cash received on such disposition and the Canadian dollar equivalent of the Remitted Amount. If the Resident Holder separately owns other First Quantum Shares as capital property at that time, the adjusted cost base of all First Quantum Shares owned by the Resident Holder as capital property immediately after the disposition will be determined by averaging the cost of the First Quantum Shares acquired on the disposition with the adjusted cost base of those other First Quantum Shares.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of an Inmet Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by individuals and certain trusts may be relevant for purposes of calculating liability for alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the potential application of alternative minimum tax.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3 percent on investment income, including taxable capital gains.

Disposition of Inmet Shares Pursuant to a Compulsory Acquisition or Compelled Acquisition

As described in Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited – Compulsory Acquisition” and “Acquisition of Inmet Shares Not Deposited – Compelled Acquisition”, the Offeror may, in certain circumstances, acquire Inmet Shares not deposited pursuant to the Offer pursuant to statutory rights of purchase under sections 206 and 206.1 of the CBCA. The tax consequences to a Resident Holder of a disposition of Inmet Shares in such circumstances generally will be as described under “– Disposition of Inmet Shares Pursuant to the Offer” above unless a Resident Holder exercises the right to apply to court to fix the fair value of Inmet Shares in a Compulsory Acquisition and is entitled to receive the fair value of the Resident Holder’s Inmet Shares. In this case, the proceeds of disposition for the Resident Holder’s Inmet Shares will be the amount (other than interest) determined by the Court. As a result, such Resident Holder will realize a capital gain (or capital loss) generally calculated in the same manner and with the same tax consequences as described above under “– Disposition of Inmet Shares Pursuant to the Offer”. The Resident Holder will be required to include in computing its income any interest awarded by the Court in connection with a Compulsory Acquisition. Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their Inmet Shares pursuant to a Compulsory Acquisition.

Disposition of Inmet Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Inmet Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Inmet Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered. The Offeror may propose an amalgamation, statutory arrangement, capital reorganization, amendment to its articles, consolidation or other transaction. It is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Holder except in very general terms. However, the tax consequences of a Subsequent Acquisition Transaction may differ from those arising on the sale of Inmet Shares under the Offer and will depend on the particular form and circumstances of such Subsequent Acquisition Transaction. For example, a Resident Holder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or capital loss, be deemed to receive a dividend or incur both results. No opinion is expressed herein as to the tax consequences of any such Subsequent Acquisition Transaction to a Resident Holder.

Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their Inmet Shares pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of Inmet Shares and Reporting Issuer Status”, the Inmet Shares may cease to be listed on TSX following the completion of the Offer. Resident Holders are cautioned that, if the Inmet Shares are not listed on a “designated stock exchange” as defined in the Tax Act (which currently includes TSX) and Inmet is not a “public corporation” for purposes of the Tax Act, the Inmet Shares may not be qualified investments for trusts governed by registered retirement savings plans (“RRSP”), registered retirement income funds (“RRIF”), registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (“TFSA”) (collectively, “Registered Plans”). Resident Holders that are trusts governed by Registered Plans should consult their own tax advisors with respect to the potential income tax consequences to them (and to the annuitants, holders, beneficiaries or subscribers thereunder) of holding Inmet Shares if the Inmet Shares are not qualified investments and of disposing of Inmet Shares pursuant to a Compulsory Acquisition, Compelled Acquisition or Subsequent Acquisition Transaction.

Holding and Disposing of First Quantum Shares

A Resident Holder will be required to include in computing a Resident Holder’s income for a taxation year any dividends received (or deemed to be received) on the First Quantum Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Offeror as eligible dividends in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income.

A Resident Holder that is “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3 percent under Part IV of the Tax Act on dividends received (or deemed to be received) on the First Quantum Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. The disposition or deemed disposition of First Quantum Shares by a Resident Holder (other than to the Offeror)

will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares immediately before the disposition. See “– Taxation of Capital Gains and Capital Losses” above for a general description of the treatment of capital gains and losses under the Tax Act.

Eligibility for Investment

First Quantum Shares will be qualified investments under the Tax Act for trusts governed by Registered Plans, at any particular time, provided that, at that time, the First Quantum Shares are listed on a “designated stock exchange” (which currently includes the TSX) or the Offeror is a “public corporation” as defined in the Tax Act.

Notwithstanding that First Quantum Shares may be qualified investments, a holder of a TFSA or an annuitant of a RRSP or RRIF will be subject to a penalty tax if the First Quantum Shares are “prohibited investments” (as defined in the Tax Act) for a trust governed by a TFSA, RRSP or RRIF. A First Quantum Share will generally be a prohibited investment for a trust governed by a TFSA, RRSP or RRIF if the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, does not deal at arm’s length with the Offeror for purposes of the Tax Act or has a “significant interest” (within the meaning of the Tax Act) in the Offeror or in any corporation, partnership or trust with which the Offeror does not deal at arm’s length for purposes of the Tax Act. Holders of TFSAs and annuitants of RRSPs or RRIFs should consult their own advisors in this regard.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Inmet Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or that are “authorized foreign banks” as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisors.

Disposition of Inmet Shares Pursuant to the Offer

A Non-Resident Holder whose Inmet Shares are disposed of to the Offeror pursuant to the Offer will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of the Inmet Shares unless such Inmet Shares are or are deemed to be “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Inmet Shares are listed on a “designated stock exchange” (which currently includes TSX), the Inmet Shares generally will not be “taxable Canadian property” of a Non-Resident Holder at the time of disposition, unless, at any time during the 60-month period immediately preceding the disposition, (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25 percent or more of the issued shares of any class or series of shares of the capital stock of Inmet, and (ii) more than 50 percent of the fair market value of the Inmet Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” as defined in the Tax Act, “timber resource properties” as defined in the Tax Act, and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Inmet Shares could be deemed to be “taxable Canadian property” of the Non-Resident Holder.

Even if the Inmet Shares are “taxable Canadian property” of a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Inmet Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act provided that the Inmet Shares constitute “treaty-protected property” as defined in the Tax Act. Inmet Shares owned by a Non-Resident Holder will generally be “treaty-protected property” at the time of the disposition if the gain from the disposition of such Inmet Shares would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention in their particular circumstances. In the event that the Inmet Shares constitute “taxable Canadian property” of a Non-Resident Holder and the capital gain realized upon a disposition of such Inmet Shares to the Offeror is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, the tax consequences as described above under “– Holders Resident in Canada – Disposition of Inmet Shares Pursuant to the Offer” will generally apply. Such Non-Resident Holders should consult their own tax advisors in this regard.

A Non-Resident Holder who disposes of Inmet Shares to the Offeror pursuant to the Offer and whose Inmet Shares are “taxable Canadian Property” will be required to file a Canadian income tax return reporting a disposition (or deemed disposition) of such Inmet Shares in the year of disposition (unless the disposition is an “excluded disposition” as defined in the Tax Act). Non-Resident Holders who dispose of “taxable Canadian property” should consult their own tax advisors regarding any resulting Canadian reporting requirements.

Disposition of Inmet Shares Pursuant to a Compulsory Acquisition or Compelled Acquisition

As described in Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited – Compulsory Acquisition” and “Acquisition of Inmet Shares Not Deposited – Compelled Acquisition”, the Offeror may, in certain circumstances, acquire Inmet Shares not deposited pursuant to the Offer pursuant to statutory rights of purchase under Sections 206 and 206.1 of the CBCA.

Subject to the discussion below under “– Potential Delisting”, the Canadian federal income tax consequences to a Non-Resident Holder who disposes of Inmet Shares in such circumstances generally will be the same as described under “– Disposition of Inmet Shares Pursuant to the Offer”.

Where a Non-Resident Holder receives interest under an award of a court, such interest will not be subject to Canadian withholding tax under the Tax Act provided such interest is not “participating debt interest” as defined in the Tax Act. Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their Inmet Shares pursuant to a Compulsory Acquisition or Compelled Acquisition.

Disposition of Inmet Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 13 of the Circular, “Acquisition of Inmet Shares Not Deposited – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Inmet Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Inmet Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-Resident Holder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or a capital loss, be deemed to receive a dividend or incur both results as discussed above under “– Holders Resident in Canada – Disposition of Inmet Shares Pursuant to Subsequent Acquisition Transaction”. Whether or not a Non-Resident Holder would be subject to tax under the Tax Act on any such capital gain would depend on whether the Inmet Shares are “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act at the time of the disposition and whether the Non-Resident Holder is entitled to relief under an applicable income tax convention and other circumstances at that time (see in particular the discussion below under “– Potential Delisting”). Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25 percent, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a resident of the United States entitled to benefits under the Canada – United States Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15 percent.

Non-Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of their Inmet Shares pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of Inmet Shares and Reporting Issuer Status”, the Inmet Shares may cease to be listed on TSX and may not be listed on a “designated stock exchange” at the time following the completion of the Offer and may not be listed on TSX and may not be listed on a “designated stock exchange” at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Non-Resident Holders who do not dispose of their Inmet Shares pursuant to the Offer are cautioned that Inmet Shares that are not listed on a “designated stock exchange” at the time of their disposition will be considered “taxable Canadian property” of the Non-Resident Holder, if at any time within the 60-month period immediately preceding the disposition, more than 50 percent of the fair market value of the Inmet Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties”, and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Inmet Shares could be deemed to be “taxable Canadian property” of the Non-Resident Holder.

If the Inmet Shares are “taxable Canadian property” of the Non-Resident Holder at the time of their disposition and are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition and the Non-Resident Holder may be required to file a Canadian income tax return for the year in which the disposition (or any deemed disposition) occurs (unless the disposition is an “excluded disposition”). Furthermore, if the Inmet Shares are not listed on a “recognized stock exchange”, as defined in the Tax Act, at the time of their disposition and are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder with the result that, among other things, unless the Offeror has received a clearance certificate, pursuant to section 116 of the Tax Act, relating to the disposition of a Non-Resident Holder’s Inmet Shares, the Offeror may deduct or withhold 25 percent from any payment made to the Non-Resident Holder and must remit such amount to the Receiver General on account of the Non-Resident Holder’s liability for tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their Inmet Shares following a delisting.

Holding and Disposing of First Quantum Shares

Dividends paid or deemed to be paid to a Non-Resident Holder on First Quantum Shares will be subject to non-resident withholding tax at the rate of 25 percent unless the rate is reduced under the provisions of an applicable tax treaty. A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of First Quantum Shares unless the Non-Resident Holder’s First Quantum Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

20.	Certain U.S. Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences of exchanging Inmet Shares for First Quantum Shares and/or cash pursuant to the Offer. This summary is based upon the Code, Treasury regulations promulgated under the Code, administrative rulings of the U.S. Internal Revenue Service (“IRS”) and judicial decisions of the U.S. courts, in each case as in effect on the date hereof. Changes in the laws may alter the U.S. federal income tax treatment of the Offer discussed in this summary, possibly with retroactive effect.

This summary is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the United States. In addition, this summary does not address all U.S. federal income tax consequences that may be relevant to the particular circumstances of a holder of Inmet Shares, nor to a holder of Inmet Shares with a special status, such as:

•

a person that will own 10 percent or more (by voting power or value, and taking into account certain attribution rules) of the issued and outstanding First Quantum Shares, or a person that owns 5 percent or more (by voting power or value, taking into account certain attribution rules) of the issued and outstanding Inmet Shares prior to the exchange;

•	a broker, dealer or trader in securities or currencies, or any person who owns Inmet Shares or First Quantum Shares other than as capital assets within the meaning of Section 1221 of the Code;

•	a bank, mutual fund, life insurance company or other financial institution;

•	a tax-exempt organization;

•	a real estate investment trust or regulated investment company;

•	a qualified retirement plan or individual retirement account;

•	a person who acquires its Inmet Shares or First Quantum Shares in a compensatory transaction;

•

a person that holds or will hold its Inmet Shares or First Quantum Shares as part of a straddle, hedge, wash sale, synthetic security, conversion transaction, constructive sale or other integrated transaction for tax purposes;

•

a Non-U.S. Holder (as defined below) who is or has previously been engaged in the conduct of a trade or business in the U.S. or who has ceased to be a U.S. citizen or to be taxed as a U.S. resident alien;

•	a U.S. Holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar; or

•	a person liable for alternative minimum tax or the “Medicare” tax on net investment income.

It is assumed for purposes of this summary that each of First Quantum and Inmet is not, has not at any time been and will not be after the Offer a “controlled foreign corporation”, as defined in Section 957(a) of the Code.

Holders of Inmet Shares are urged to consult their own tax advisors regarding the tax consequences of the exchange of Inmet Shares for First Quantum Shares and/or cash, and the acquisition, ownership and disposition of First Quantum Shares pursuant to the Offer in light of their particular circumstances, as well as the tax consequences under state, local and non-United States tax law and the possible effects of changes in tax law.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of an Inmet Share or First Quantum Share, as the case may be, who is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

“Non-U.S. Holder” means any person who owns Inmet Shares or First Quantum Shares, as the case may be, and who is not a U.S. Holder or a partnership. If a partnership or other “pass-through” entity holds Inmet Shares, the tax treatment of an owner of such “pass-through” entity generally will depend upon the status of such owner and upon the activities of the “pass-through” entity. An owner of a “pass-through” entity holding Inmet Shares should consult such owner’s tax advisor regarding the specific tax consequences of exchanging Inmet Shares in the Offer.

U.S. Holders

Consequences of Exchanging Inmet Shares Pursuant to the Offer

First Quantum intends to acquire 100 percent of the Inmet Shares through the Offer and any Compulsory Acquisition, Compelled Acquisition or Subsequent Acquisition Transaction, and to amalgamate Inmet and the Offeror. If these steps are properly viewed as an integrated plan, the Offeror is properly viewed as the acquiror of substantially all of Inmet’s assets (in each case for U.S. federal income tax purposes), and the aggregate fair market value of the First Quantum Shares issued to the holders of Inmet Shares pursuant to the integrated acquisition equals or exceeds 40 percent of the aggregate fair market value of the consideration paid for 100 percent of the Inmet Shares pursuant to the integrated acquisition (measured under U.S. federal income tax rules), then First Quantum believes that the integrated acquisition of Inmet should constitute a reorganization within the meaning of Section 368(a) of the Code, and that First Quantum, the Offeror and Inmet should each be treated as a party to the reorganization. No opinion or ruling from the IRS has been or will be sought regarding the tax consequences of the transactions described herein, and the IRS or the courts may disagree with this conclusion.

Tax consequences if the integrated acquisition qualifies as a reorganization and a U.S. Holder receives First Quantum Shares.    If the exchange of Inmet Shares pursuant to the Offer qualifies as part of a reorganization under Section 368(a) of the Code and a U.S. Holder receives First Quantum Shares in such exchange, then subject to the discussion below relating to the possible application of the PFIC rules, the following consequences for a U.S. Holder of Inmet Shares will result:

•

no gain or loss will be recognized upon the receipt of First Quantum Shares and any cash (including any Remitted Amount) in the exchange, except that any gain realized will be taxable to the extent of the amount of any cash received in the exchange (including any Remitted Amount). Any such gain generally will be capital and will be long-term capital gain if the U.S. Holder’s holding period in the Inmet Shares exceeds one year upon the consummation of the exchange pursuant to the Offer. For non-corporate U.S. Holders, long-term capital gain recognized in connection with an exchange made pursuant to the Offer generally will be taxed at a maximum U.S. federal income tax rate of 20 percent;

•

the aggregate tax basis of the First Quantum Shares received by a U.S. Holder of Inmet Shares will equal the aggregate tax basis of the Inmet Shares such holder surrendered in the exchange, reduced by the amount of any cash received in the exchange (including any Remitted Amount), and increased by the amount of any gain recognized in the exchange; and

•	the holding period of the First Quantum Shares received in the exchange will include the U.S. Holder’s holding period in the Inmet Shares surrendered in such exchange.

Notwithstanding the foregoing, if Inmet has been a PFIC at any time since its formation, under proposed Treasury regulations, the integrated acquisition will constitute a fully taxable transaction for U.S. federal income tax purposes (with the consequences described below) with respect to U.S. Holders of Inmet Shares, if any, who owned Inmet Shares while Inmet was a PFIC, unless either a “qualified electing fund” election was made by such U.S. Holder for the first year of such holder’s holding period that Inmet was a PFIC or First Quantum also constitutes a PFIC at the time of the integrated acquisition. As described below, First Quantum does not believe that it is a PFIC. According to its public filings, Inmet believes that it is not currently a PFIC. No assurances can be provided regarding whether Inmet currently is or has ever been a PFIC, however.

Tax consequences if the integrated acquisition does not qualify as a reorganization or a U.S. Holder does not receive First Quantum Shares.    If the exchange of Inmet Shares pursuant to the Offer does not qualify as part of a reorganization under Section 368(a) of the Code or if a U.S. Holder does not receive First Quantum Shares in the exchange, such exchange will be fully taxable for U.S. federal income tax purposes. In such an exchange, a U.S. Holder would recognize gain or loss equal to the difference between (i) the sum of the fair market value of any First Quantum Shares received and the amount of any cash received (including any Remitted Amount) and (ii) the U.S. Holder’s adjusted tax basis in the Inmet Shares surrendered. If Inmet is not a PFIC, any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Inmet Shares exceeds one year upon the consummation of the exchange pursuant to the Offer. For non-corporate U.S. Holders, long-term capital gain recognized in connection with an exchange made pursuant to the Offer generally will be taxed at a maximum U.S. federal income tax rate of 20 percent. The deductibility of capital losses is subject to limitations.

If Inmet is a PFIC, subject to the exception in the next sentence, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the exchange pursuant to the Offer will be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, will be calculated as if such gain was earned ratably over the period the U.S. Holder held its Inmet Shares and was subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder. However, if the U.S. Holder has made a timely and proper qualified electing fund (“QEF”) election, then the PFIC rules described above will not apply. See “– Passive Foreign Investment Company”, below. A U.S. Holder should consult its tax advisor regarding the application of the PFIC rules to the Offer.

A U.S. Holder that exercises dissent rights in a Compulsory Acquisition and receives cash for its Inmet Shares will recognize gain or loss based on the difference between the cash received and the holder’s adjusted tax basis in the Inmet Shares exchanged. Any such gain or loss generally would be treated in the same manner as gain or loss that is recognized in an exchange made pursuant to the Offer, as described above.

Remitted Amount.    Shareholders who exchange their Inmet Shares pursuant to the Offer will be treated as receiving any Remitted Amount (which represents Panamanian tax remitted by the Offeror on behalf of the Shareholders) for U.S. federal income tax purposes.

A U.S. Holder generally will be entitled to claim a foreign tax credit against its U.S. federal income tax liability for any Remitted Amount, assuming that the Panamanian tax qualifies as a creditable foreign income tax. In lieu of claiming a credit, a U.S. Holder may claim a deduction for foreign taxes paid in the taxable year, but only for a taxable year in which such holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

Distributions on First Quantum Shares

Subject to the discussion under “– Passive Foreign Investment Company” below, the gross amount of distributions, if any, payable on First Quantum Shares generally will be treated as a foreign source dividend to the extent paid out of current or accumulated earnings and profits, and generally will be “passive income” for U.S. foreign tax credit purposes. A distribution on First Quantum Shares in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in such shares and, to the extent in excess of adjusted basis, as capital gain. See “– Sale or Other Disposition of First Quantum Shares”, below.

Canadian withholding tax on dividend distributions paid by First Quantum to a U.S. Holder is generally reduced to 15 percent pursuant to the U.S.-Canada tax treaty in the case of U.S. Holders who are eligible for benefits under the U.S.-Canada tax treaty. U.S. Holders generally may treat the amount of any Canadian income taxes withheld from distributions with respect to the common shares either as a deduction from their gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to numerous and complex limitations and restrictions, which must be determined and applied on an individual basis by each U.S. Holder. Accordingly, holders of Inmet Shares should consult their own tax advisor concerning the foreign tax credit rules in such holders’ particular circumstances.

Sale or Other Disposition of First Quantum Shares

Subject to the discussion below under “– Passive Foreign Investment Company”, a U.S. Holder who sells or otherwise disposes of First Quantum Shares in a taxable disposition will recognize a gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the First Quantum Shares is more than one year at the time of the sale or other disposition. For non-corporate U.S. Holders, long-term capital gain recognized in connection with a sale or other disposition of First Quantum Shares generally will be taxed at a maximum U.S. federal income tax rate of 20 percent. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which the gain is attributable. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of common shares. See “– Foreign Currency Considerations” below.

Passive Foreign Investment Company

U.S. Holders of stock of a PFIC for U.S. federal income tax purposes would be subject to a special, adverse tax regime (different in significant respects from that described above). For any year in which a U.S. Holder owns stock of a PFIC, gain on a disposition or deemed disposition by the U.S. Holder of such stock, and certain distributions payable on such stock, would be subject to tax as an “excess distribution” allocated ratably to all days in the U.S. Holder’s holding period and taxable at the highest marginal rates applicable to ordinary income for the “prior-year PFIC period”, i.e., days in the U.S. Holder’s prior taxable years during which the company was a PFIC, and would be subject to an interest charge levied as an additional tax, unless the U.S. Holder has timely made a “mark-to-market” election or a “qualified electing fund” election. In general terms, a non-U.S. company will be a PFIC for any tax year in which either (i) 75 percent or more of its gross income is passive income or (ii) the average percentage, by fair market value, of its assets that produce or are held for the production of passive income is 50 percent or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

First Quantum does not believe that it is, nor does it expect to become, a PFIC. However, there can be no assurance that First Quantum’s determination concerning its PFIC status will not be challenged by the IRS. There is also a possibility that First Quantum could become a PFIC in the future as a result of future financial results.

Foreign Currency Considerations

A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars subsequent to such day will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar (subject to certain de minimis exceptions), which generally will be U.S. source ordinary gain or loss.

Non-U.S. Holders

Consequences of Exchanging Inmet Shares Pursuant to the Offer

Non-U.S. Holders generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of First Quantum Shares and/or cash in the exchange. However, a Non-U.S. Holder may recognize gain taxable in the United States if either of the following conditions applies:

•

such gain is attributable to an office or other fixed place of business in the United States and, if a treaty applies, such gain is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States; or

•

the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition, has a tax home in the United States, and certain other requirements are met.

Sale or Other Disposition of First Quantum Shares

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of First Quantum Shares unless one of the two conditions apply that are described (and bulleted) in the discussion captioned “– Consequences of Exchanging Inmet Shares Pursuant to the Offer” above.

Information Reporting and Backup Withholding

U.S. Holders of Inmet Shares may be subject to information withholding and may be subject to backup withholding, currently at up to a 28 percent rate, on any cash payments received in exchange for Inmet Shares. Payments of distributions on, or the proceeds from a sale or other disposition of, First Quantum Shares paid within the U.S. may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale or other disposition of, First Quantum Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

Backup withholding generally will not apply, however, to a U.S. Holder who:

•	furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on IRS Form W-9 (or substitute form); or

•	is otherwise exempt from backup withholding.

Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

21.	Certain Panamanian Income Tax Considerations

The following is a summary of certain Panamanian income tax considerations that may be applicable to a Shareholder who sells Inmet Shares pursuant to the Offer. Under the tax laws of Panama, as the Inmet Shares are an indirect economic investment in the territory of Panama, profit realized by a Shareholder on the disposition of Inmet Shares pursuant to the Offer, in that proportion that is considered pursuant to Panamanian law as an indirect economic investment in Panama, may be subject to Panamanian capital gains tax at a rate of ten percent of said profit (the “Panama Capital Gains Tax”).

For this purpose, the profit obtained from the sale of any Inmet Shares is equal to the difference between the proceeds of disposition of such Inmet Shares and the cost of acquisition of such Inmet Shares. Furthermore, the Offeror, as purchaser of the Inmet Shares, may be obligated to withhold and remit, within ten business days from the date the obligation to pay the purchase price of any Inmet Shares pursuant to the Offer arises, five percent of that proportion of the purchase price of any such Inmet Shares that is considered pursuant to Panamanian law as an indirect economic investment in Panama (the “Remitted Amount”) as an advance payment of the Panama Capital Gains Tax, if any, payable by Shareholders who deposit and do not withdraw Inmet Shares under the Offer. To the extent required, the Offeror will remit to the Panamanian tax authority, on behalf of each Shareholder who deposits (and does not withdraw) Inmet Shares to the Offer prior to the Expiry Time, the Remitted Amount in respect of each Inmet Share so deposited (and not withdrawn) under the offer as an advance payment of the Panama Capital Gains Tax, if any, payable by such Shareholder, in addition to any other payment made by the Offeror to such Shareholder under the Cash Alternative, the Share Alternative, or the Cash and Share Alternative, as applicable. The applicability of Panama Capital Gains Tax to the Offer is not a certainty and to the extent it is determined to be applicable its effects are not anticipated to be material to the Offer.

Panamanian law allows the Shareholder, as the seller of the Inmet Shares, to consider the Remitted Amount as its definitive Panama Capital Gains Tax payment, to the extent required, and therefore Shareholders who deposit (and do not withdraw) Inmet Shares under the Offer are not required to make any Panamanian tax filings in connection with said tax. However, if the Remitted Amount with respect to the Inmet Shares disposed of by any Shareholder pursuant to the Offer exceeds ten percent of the profit, if any, resulting from such disposition, the Shareholder may be able to recover all or a portion of such excess by making applicable filings with the Panamanian tax authority. Shareholders should consult their Panamanian tax advisors generally with respect to the Panama Capital Gains Tax, including whether such excess may be recovered.

22.	Other Material Facts

The Offeror has no knowledge of any material fact concerning the securities of Inmet that has not been generally disclosed by Inmet, or any other matter that is not disclosed in the Circular and that has not previously been generally disclosed, and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

23.	Documents Filed With the SEC as Part of the Registration Statement

The following documents have been filed with the SEC as part of the Registration Statement on Form F-80 (i) this Offer to Purchase and Circular, Letter of Transmittal and Notice of Guaranteed Delivery, (ii) the documents listed in this Offer to Purchase and Circular as incorporated by reference herein, (iii) powers of attorney pursuant to which the Registration Statement was, or amendments to the Registration Statement may be, signed, and (iv) consent of the auditor.

24.	Other Matters Relating to the Offer

Depositary and Information Agent

The Offeror and First Quantum have retained Computershare Investor Services Inc. to act as the Depositary under the Offer. The Depositary will be responsible for receiving deposits of certificates representing Deposited Inmet Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Inmet Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Inmet Shares.

The Offeror and First Quantum have also retained Georgeson Shareholder Communications Canada, Inc. to act as information agent to provide information to Shareholders in connection with the Offer.

Computershare Investor Services Inc., in its capacity as Depositary, and Georgeson Shareholder Communications Canada, Inc. in its capacity as Information Agent, will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Financial Advisors

Jefferies International Limited, Goldman, Sachs & Co. and RBC Capital Markets have been retained as financial advisors to the Offeror and will receive reasonable and customary compensation from the Offeror for their financial advisory services, as well as reimbursement for their reasonable out-of-pocket expenses.

Legal Matters

Certain legal matters relating to the Offer and to the First Quantum Shares to be distributed pursuant to the Offer will be passed upon by Fasken Martineau DuMoulin LLP, Canadian counsel to the Offeror, by Weil, Gotshal & Manges LLP, United States counsel to the Offeror and by Alemán Cordero Galindo & Lee, Panamanian counsel to the Offeror. As at the date of the Offer, the partners and associates of Fasken Martineau DuMoulin LLP, Weil, Gotshal & Manges LLP and Alemán Cordero Galindo & Lee beneficially own, directly or indirectly, less than one percent of the securities of each of First Quantum, the Offeror, Inmet and their respective associates and affiliates.

25.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders of Inmet with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within the prescribed time limits. Shareholders should refer to any applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

26.	Directors’ Approval

The contents of the Offer to Purchase and Circular have been approved, and the sending thereof to the Shareholders has been authorized, by each of the First Quantum Board and the board of directors of FQM Akubra.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the Offer to Purchase and Circular of First Quantum Minerals Ltd. (“First Quantum”) and FQM Akubra Inc. (“FQM Akubra”) dated January 9, 2013 relating to the Offer by First Quantum and FQM Akubra to purchase all of the outstanding common shares of Inmet Mining Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer to Purchase and Circular of our report to the shareholders of First Quantum on the consolidated balance sheets of First Quantum as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of earnings, comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2011 and December 31, 2010. Our report is dated March 6, 2012.

Vancouver, British Columbia	(Signed) PRICEWATERHOUSECOOPERS LLP
January 9, 2013	Chartered Accountants

APPROVAL AND CERTIFICATE OF FIRST QUANTUM MINERALS LTD.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: January 9, 2013.

(Signed) PHILIP K.R. PASCALL Chairman and Chief Executive Officer	(Signed) HANNES MEYER Chief Financial Officer

On behalf of the Board of Directors

(Signed) MARTIN R. ROWLEY	(Signed) ANDREW ADAMS
Director	Director

APPROVAL AND CERTIFICATE OF FQM (AKUBRA) INC.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: January 9, 2013.

(Signed) PHILIP K.R. PASCALL	(Signed) MARTIN R. ROWLEY
Chief Executive Officer	President

On behalf of the Board of Directors

(Signed) CHRISTOPHER LEMON	(Signed) SHARON LOUNG
Director	Director

APPENDIX A

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF

FIRST QUANTUM MINERALS LTD.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2012

(expressed in millions of U.S. dollars, other than share and per share amounts and where otherwise indicated)

	First Quantum 9/30/2012	Inmet 9/30/2012	Pro Forma Adjustments 9/30/2012	Ref		First Quantum Consolidated pro forma 9/30/2012
Cash and cash equivalents	374.9	1,181.7	(2,549.8)	(a	)	2,317.1
			(25.0)	(b	)
			2,475.0	(c	)
			30.3	(d	)
			490.0	(f	)
			340.0	(f	)
Restricted cash	—	1.1				1.1
Trade and other receivables	373.3	149.0				522.3
Inventories	789.1	83.7				872.8
Other current assets and investments	52.7	1,028.3				1,081.0

Total current assets	1,590.0	2,443.8	760.5			4,794.3
Investments	29.9	1,172.0				1,201.9
Property, Plant and Equipment	4,508.1	2,298.3				6,806.4
Unallocated purchase price	—	—	1,441.1	(e	)	1,441.1
Promissory note receivable	479.8	—				479.8
Other assets	151.2	1.6				152.8

Total asssets	6,759.0	5,915.7	2,201.6			14,876.3
Trade, taxes and other payables	441.6	280.4				722.0
Current portion of debt	40.7	—	2,475.0	(c	)	2,515.7
Other current liabilities	38.6	14.9				53.5

Total current liabilities	520.9	295.3	2,475.0			3,291.2
Debt	14.7	1,452.1	490.0	(f	)	2,296.8
			340.0	(f	)
Provisions and other liabilities	288.2	213.1				501.3
Deferred income tax liabilities	263.8	83.5				347.3

Total liabilities	1,087.6	2,044.0	3,305.0			6,436.6
Equity						—
Share capital	1,924.8	1,625.9	(1,625.9)	(g	)	4,505.0
			2,549.9	(a	)
			30.3	(d	)
Retained earnings	3,219.0	2,155.9	(2,155.9)	(g	)	3,194.0
			(25.0)	(b	)
Accumulated other comprehensive income (loss)	(2.9)	(123.2)	123.2	(g	)	(2.9)

Total equity attributable to shareholders	5,140.9	3,658.6	(1,103.4)			7,696.1
Non-controlling interests	530.5	213.1	—			743.6

Total equity	5,671.4	3,871.7	(1,103.4)			8,439.7

Total liabilities and equity	6,759.0	5,915.7	2,201.6			14,876.3

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended December 31, 2011

(expressed in millions of U.S. dollars, other than share and per share amounts and where otherwise indicated)

	First Quantum 12/31/2011	Inmet 12/31/2011	Inmet 12/31/2011	Pro Forma Adjustments	Ref	First Quantum Consolidated pro forma 12/31/2011
		Canadian dollars	U.S. dollars
Net sales	2,583.5	848.3	858.5			3,442.0
Cost of sales (excluding depreciation)	(1,163.5)	(327.1)	(331.0)			(1,494.5)
Depreciation	(112.0)	(108.7)	(110.0)			(222.0)

Gross profit	1,308.0	412.5	417.5	—		1,725.5
Exploration	(73.0)	(29.2)	(29.6)			(102.6)
General and administrative	(73.8)	(34.4)	(34.8)			(108.6)
Other income (expenses)	7.3	30.7	31.1			38.4
Bond inducement costs	(48.4)		—			(48.4)

Operating profit	1,120.1	379.6	384.2	—		1,504.3
Finance income	5.3	—	—			5.3
Finance costs	(9.9)	(9.4)	(9.5)			(19.4)

Earnings before income taxes	1,115.5	370.2	374.6	—		1,490.2
Income taxes	(460.7)	(105.4)	(106.7)			(567.4)

Net earnings from continuing operations	654.8	264.8	268.0	—		922.8
Income from discontinued operations (net of tax)	—	83.4	84.4			84.4

Net earnings	654.8	348.2	352.4	—		1,007.2

Net earnings attributable to:
Non-controlling interests	125.9	—	—			125.9
Shareholders of the Company	528.9	348.2	352.4	—		881.3

Earnings per share
Basic	$1.18	$5.25	$5.30	$—	(3)	$1.57
Diluted	$1.18	$5.23	$5.29	$—	(3)	$1.56

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the nine months ended September 30, 2012

(expressed in millions of U.S. dollars, other than share and per share amounts and where otherwise indicated)

	First Quantum 9/30/2012	Inmet 9/30/2012	Pro Forma Adjustments	Ref	First Quantum Consolidated pro forma 9/30/2012
Net sales	2,175.8	776.3			2,952.1
Cost of sales (excluding depreciation)	(1,251.0)	(255.4)			(1,506.4)
Depreciation	(118.8)	(96.9)			(215.7)

Gross profit	806.0	424.0	—		1,230.0
Exploration	(36.3)	(27.0)			(63.3)
General and administrative	(55.6)	(38.6)			(94.2)
Other income (expenses)	0.7	52.1			52.8
Settlement of RDC claims and sale of assets	1,217.9	—			1,217.9

Operating profit	1,932.7	410.5	—		2,343.2
Finance income	17.2	—			17.2
Finance costs	(9.9)	(7.4)			(17.3)

Earnings before income taxes	1,940.0	403.1	—		2,343.1
Income taxes	(277.3)	(99.6)			(376.9)

Net earnings from continuing operations	1,662.7	303.5	—		1,966.2
Income from discontinued operations (net of tax)	—	—			—

Net earnings	1,662.7	303.5	—		1,966.2

Net earnings attributable to:
Non-controlling interests	76.5	(0.6)			75.9
Shareholders of the Company	1,586.2	304.1	—		1,890.3

Earnings per share
Basic	$3.35	$4.38	$—	(3)	$3.20
Diluted	$3.33	$4.36	$—	(3)	$3.19

1.    Basis of presentation

The unaudited pro forma consolidated financial statements have been prepared in connection with the proposed acquisition of Inmet by First Quantum. The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the acquisition by First Quantum. The pro forma statements do not contain all of the information required for financial statements and accordingly they should be read in conjunction with the most recent annual and interim financial statements of First Quantum and the most recent annual and interim financial statements of Inmet. The unaudited pro forma consolidated balance sheet as at September 30, 2012 gives effect to the transactions by First Quantum as if they had occurred as of September 30, 2012. The unaudited pro forma consolidated statements of earnings for the nine-month period ended September 30, 2012 and the year ended December 31, 2011 give effect to the acquisition of Inmet by First Quantum as if it was completed on January 1, 2011.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the transactions had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The unaudited pro forma consolidated financial statements do not reflect any items such as integration costs or operating synergies that may be incurred or achieved as a result of the acquisition.

Accounting policies used in the preparation of these pro forma financial statements are those disclosed in First Quantum’s audited financial statements for the year ended December 31, 2011 and First Quantum’s unaudited consolidated financial statements for the nine months ended September 30, 2012. No calculations or estimates have been made to align the accounting policies of First Quantum and Inmet.

Inmet’s financial statements for the year ended December 31, 2011 were presented in Canadian dollars. The consolidated statement of earnings for the year ended December 31, 2011 has been translated to US dollars using an average exchange rate of 1.012 per Canadian dollar. Inmet adopted the US dollar as its functional and presentation currency in 2012 and the consolidated financial statements for the nine months ended September 30, 2012 are presented in US dollars.

2.    Pro Forma adjustments

Acquisition of Inmet

On December 16, 2012, First Quantum announced the intention to make an offer to acquire all of the outstanding shares of Inmet for consideration of C$72.00 per Inmet share in cash and/or First Quantum shares (the “Offer”). Under the terms of the Offer, each Inmet shareholder will have the option to elect to receive consideration per Inmet share of (i) C$72.00 in cash or (ii) 3.2967 First Quantum shares, or (iii) C$36.00 in cash plus 1.6484 First Quantum shares, subject to a maximum aggregate cash consideration of approximately C$2.5 billion and a maximum aggregate number of First Quantum shares issued of approximately 115.9 million, representing an overall mix of 50% cash and 50% shares.

For the purpose of determining the preliminary purchase price, we have assumed:

•	Cash consideration of C$2,531.2 million ($2,549.9 million) will be paid to Inmet shareholders; and

•	115,901,421 First Quantum shares valued at C$2,531.3 million ($2,549.8 million) will be issued to Inmet shareholders, based on a First Quantum share price of C$21.84 per share on November 23, 2012.

The total estimated purchase price equates to total consideration of $5,099.6 million. The purchase consideration for the proposed acquisition of Inmet will be measured at the fair value of First Quantum shares issued at the date of exchange. Accordingly the value of the purchase consideration will differ from the amount estimated in the pro forma consolidated balance sheet due to the future change in the market price of First Quantum shares.

The acquisition of Inmet by First Quantum will be accounted for as a business combination. Due to the limited nature of publicly available information, First Quantum has not been able to determine the fair value of all identifiable assets and liabilities to be acquired or the complete impact of applying acquisition accounting on the income statement. After reflecting the pro forma purchase adjustments, the excess of the purchase consideration over the adjusted book values of Inmet’s assets and liabilities has been presented as “unallocated purchase price”. Upon completion of the proposed acquisition of Inmet, the fair value of all identifiable assets and liabilities acquired will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of property, plant and equipment, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in consolidated income statements of First Quantum for periods after the date of acquisition. It is probable that a majority of the unallocated purchase price relates to Inmet’s Cobre Panama development project on which no amortization would have been recorded for the periods presented. No pro forma adjustments have been reflected for any changes in deferred tax assets or liabilities that would result from recording Inmet’s identifiable assets and liabilities at fair value due to the limited nature of publicly available information.

Balance sheet adjustments

Adjustments related to the pro forma consolidated balance sheet as at September 30, 2012 have been made as follows:

a)	To record the payment of cash consideration of C$2,531.2 million ($2,549.8 million) and issue of 115,901,421 First Quantum shares valued at C$2,531.3 million ($2,549.9).

b)	To record the transaction fees and expenses of First Quantum and Inmet, estimated at $25.0 million.

c)	To record the proceeds of the bridging facility of $2,500 million required to finance the Inmet acquisition, net of an estimated arrangement fee of $25.0 million.

d)	The incentive stock options of Inmet that existed prior to the acquisition have been assumed to be exercised and will have an accelerated vesting, upon the transfer of ownership interests resulting in a receipt of cash and issue of 463,084 million shares in relation to the exercise of options at an average strike price of C$64.94.

e)	To record the unallocated purchase price of $1,441.1 million.

f)	To record the estimated balance sheet impact of the issuance of debt by First Quantum and Inmet after September 30, 2012. Debt issuances have been shown net of estimated arrangement fees, with corresponding proceeds added to the pro forma cash balance.

g)	These pro forma adjustments eliminate the historical equity accounts of Inmet.

Consolidated statement of earnings adjustments

Finance costs associated with the acquisition bridging facility of $2,500 million, estimated to have an effective interest rate of 4% per annum, would be approximately $100 million per year. Interest on the facility would be capitalized, as required by IFRS, to qualifying assets of First Quantum which would include First Quantum’s current development projects and those owned by Inmet including Cobre Panama.

Items not adjusted

The adjustments made to the pro forma consolidated statement of earnings do not reflect items which are not expected to recur and do not include expenses which are expected to occur related to the transaction. The consolidated statement of earnings does not include expected operating efficiencies, cost saving or synergies that may result from the acquisition.

3.    Pro Forma earnings per share from continuing operations

(amounts expressed in millions of U.S. dollars, other than share and per share amounts or as otherwise indicated)

Pro forma basic earnings per share

	For the year ended 12/31/2011	For the nine months ended 9/30/2012
Pro forma net earnings attributable to shareholders of First Quantum	881.3	1,890.3
Weighted average number of First Quantum shares outstanding (000,000’s of shares)	447.2	474.0
Estimated number of First Quantum shares issued on acquisition (000,000’s of shares)	115.9	115.9

Pro forma weighted average number of First Quantum shares outstanding	563.1	589.9
Pro forma earnings per share – basic	$1.57	$3.20

Pro forma diluted earnings per share

	For the year ended 12/31/2011	For the nine months ended 9/30/2012
Pro forma net earnings attributable to shareholders of First Quantum	881.2	1,890.3
Pro forma weighted average number of First Quantum shares outstanding (000,000’s of shares)	563.1	589.9
Dilutive effect of First Quantum treasury shares	2.2	2.3

Pro forma diluted weighted average number of First Quantum shares outstanding	565.4	592.2
Pro forma earnings per share – diluted	$1.56	$3.19

APPENDIX B

COMPULSORY AND COMPELLED ACQUISITION PROVISIONS OF SECTION 206 OF THE CBCA

Definitions

206.(1) The definitions in this subsection apply in this Part.

“dissenting offeree” means, where a take-over bid is made for all the shares of a class of shares, a holder of a share of that class who does not accept the take-over bid and includes a subsequent holder of that share who acquires it from the first mentioned holder.

“offer” includes an invitation to make an offer.

“offeree” means a person to whom a take-over bid is made.

“offeree corporation” means a distributing corporation whose shares are the object of a take-over bid.

“offeror” means a person, other than an agent or mandatary, who makes a take-over bid, and includes two or more persons who, directly or indirectly,

(a)	make take-over bids jointly or in concert; or

(b)	intend to exercise jointly or in concert voting rights attached to shares for which a take-over bid is made.

“share” means a share, with or without voting rights, and includes

(a)	a security currently convertible into such a share; and

(b)	currently exercisable options and rights to acquire such a share or such a convertible security.

“take-over bid” means an offer made by an offeror to shareholders of a distributing corporation at approximately the same time to acquire all of the shares of a class of issued shares, and includes an offer made by a distributing corporation to repurchase all of the shares of a class of its shares.

Right to acquire

(2)	If within one hundred and twenty days after the date of a take-over bid the bid is accepted by the holders of not less than ninety per cent of the shares of any class of shares to which the take-over bid relates, other than shares held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on complying with this section, to acquire the shares held by the dissenting offerees.

Notice

(3)	An offeror may acquire shares held by a dissenting offeree by sending by registered mail within sixty days after the date of termination of the take-over bid and in any event within one hundred and eighty days after the date of the take-over bid, an offeror’s notice to each dissenting offeree and to the Director stating that

(a)	the offerees holding not less than ninety per cent of the shares to which the bid relates accepted the take-over bid;

(b)	the offeror is bound to take up and pay for or has taken up and paid for the shares of the offerees who accepted the take-over bid;

(c)	a dissenting offeree is required to elect

(i)	to transfer their shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

(ii)	to demand payment of the fair value of the shares in accordance with subsections (9) to (18) by notifying the offeror within twenty days after receiving the offeror’s notice;

(d)	a dissenting offeree who does not notify the offeror in accordance with subparagraph (5)(b)(ii) is deemed to have elected to transfer the shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid; and

(e)	a dissenting offeree must send their shares to which the take-over bid relates to the offeree corporation within twenty days after receiving the offeror’s notice.

Notice of adverse claim

(4)	Concurrently with sending the offeror’s notice under subsection (3), the offeror shall send to the offeree corporation a notice of adverse claim in accordance with section 78 with respect to each share held by a dissenting offeree.

Share certificate

(5)	A dissenting offeree to whom an offeror’s notice is sent under subsection (3) shall, within twenty days after receiving the notice,

(a)	send the share certificates of the class of shares to which the take-over bid relates to the offeree corporation; and

(b)	elect

(i)	to transfer the shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

(ii)	to demand payment of the fair value of the shares in accordance with subsections (9) to (18) by notifying the offeror within those twenty days.

Deemed election

(5.1) A dissenting offeree who does not notify the offeror in accordance with subparagraph (5)(b)(ii) is deemed to have elected to transfer the shares to the offeror on the same terms on which the offeror acquired the shares from the offerees who accepted the take-over bid.

Payment

(6)	Within twenty days after the offeror sends an offeror’s notice under subsection (3), the offeror shall pay or transfer to the offeree corporation the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under subparagraph (5)(b)(i).

Consideration

(7)	The offeree corporation is deemed to hold in trust for the dissenting shareholders the money or other consideration it receives under subsection (6), and the offeree corporation shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

When corporation is offeror

(7.1)	A corporation that is an offeror making a take-over bid to repurchase all of the shares of a class of its shares is deemed to hold in trust for the dissenting shareholders the money and other consideration that it would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under subparagraph (5)(b)(i), and the corporation shall, within twenty days after a notice is sent under subsection (3), deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

Duty of offeree corporation

(8)	Within thirty days after the offeror sends a notice under subsection (3), the offeree corporation shall

(a)	if the payment or transfer required by subsection (6) is made, issue to the offeror a share certificate in respect of the shares that were held by dissenting offerees;

(b)	give to each dissenting offeree who elects to accept the take-over bid terms under subparagraph (5)(b)(i) and who sends share certificates as required by paragraph (5)(a) the money or other consideration to which the offeree is entitled, disregarding fractional shares, which may be paid for in money; and

(c)	if the payment or transfer required by subsection (6) is made and the money or other consideration is deposited as required by subsection (7) or (7.1), send to each dissenting shareholder who has not sent share certificates as required by paragraph (5)(a) a notice stating that

(i)	the dissenting shareholder’s shares have been cancelled,

(ii)	the offeree corporation or some designated person holds in trust for the dissenting shareholder the money or other consideration to which that shareholder is entitled as payment for or in exchange for the shares, and

(iii)	the offeree corporation will, subject to subsections (9) to (18), send that money or other consideration to that shareholder without delay after receiving the shares.

Application to court

(9)	If a dissenting offeree has elected to demand payment of the fair value of the shares under subparagraph (5)(b)(ii), the offeror may, within twenty days after it has paid the money or transferred the other consideration under subsection (6), apply to a court to fix the fair value of the shares of that dissenting offeree.

Idem

(10)	If an offeror fails to apply to a court under subsection (9), a dissenting offeree may apply to a court for the same purpose within a further period of twenty days.

Status of dissenter if no court application

(11)	Where no application is made to a court under subsection (10) within the period set out in that subsection, a dissenting offeree is deemed to have elected to transfer their shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid.

Venue

(12)	An application under subsection (9) or (10) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting offeree resides if the corporation carries on business in that province.

No security for costs

(13)	A dissenting offeree is not required to give security for costs in an application made under subsection (9) or (10).

Parties

(14)	On an application under subsection (9) or (10)

(a)	all dissenting offerees referred to in subparagraph (5)(b)(ii) whose shares have not been acquired by the offeror shall be joined as parties and are bound by the decision of the court; and

(b)	the offeror shall notify each affected dissenting offeree of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(15)	On an application to a court under subsection (9) or (10), the court may determine whether any other person is a dissenting offeree who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting offerees.

Appraisers

(16)	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of a dissenting offeree.

Final order

(17)	The final order of the court shall be made against the offeror in favour of each dissenting offeree and for the amount for the shares as fixed by the court.

Additional powers

(18)	In connection with proceedings under this section, a court may make any order it thinks fit and, without limiting the generality of the foregoing, it may

(a)	fix the amount of money or other consideration that is required to be held in trust under subsection (7) or (7.1);

(b)	order that that money or other consideration be held in trust by a person other than the offeree corporation;

(c)	allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date they send or deliver their share certificates under subsection (5) until the date of payment; and

(d)	order that any money payable to a shareholder who cannot be found be paid to the Receiver General and subsection 227(3) applies in respect thereof.

Obligation to acquire shares

206.1(1) If a shareholder holding shares of a distributing corporation does not receive an offeror’s notice under subsection 206(3), the shareholder may

(a)	within ninety days after the date of termination of the take-over bid; or

(b)	if the shareholder did not receive an offer pursuant to the take-over bid, within ninety days after the later of

(i)	the date of termination of the take-over bid, and

(ii)	the date on which the shareholder learned of the take-over bid,

require the offeror to acquire those shares.

Conditions

(2)	If a shareholder requires the offeror to acquire shares under subsection (1), the offeror shall acquire the shares on the same terms under which the offeror acquired or will acquire the shares of the offerees who accepted the take-over bid.

The Depositary for the Offer is:

By Mail	By Registered Mail, Hand or Courier

P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253

Toll Free (Overseas): 1-514-982-7555

Email: corporateactions@computershare.com

The Information Agent for the Offer is:

Toll Free (North America): 1-866-656-4120

Outside North America Call Collect: 1-781-575-2421

Email: askus@georgeson.com

Any questions or requests for assistance or additional copies of the Offer to Purchase and Circular, Letter of Transmittal or Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY FQM (AKUBRA) INC. TO PURCHASE ALL THE OUTSTANDING INMET SHARES.

LETTER OF TRANSMITTAL

for Deposit of Inmet Shares and SRP Rights of

INMET MINING CORPORATION

pursuant to the Offer dated January 9, 2013

made by

FQM (Akubra) Inc.,

a direct wholly-owned subsidiary of

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN STANDARD TIME) ON February 14, 2013 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

(1) YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING CERTIFICATE(S) REPRESENTING INMET SHARES;

(2) YOU ARE ACCEPTING THE OFFER USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

(3) YOU PREVIOUSLY DELIVERED A NOTICE OF GUARANTEED DELIVERY.

SHAREHOLDERS WHO ACCEPT THE OFFER THROUGH A BOOK-ENTRY TRANSFER WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deposit common shares of Inmet Mining Corporation (“Inmet”), including any common shares of Inmet that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, conversion or exchange of any Convertible Securities (as defined in the Offer to Purchase and Circular), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Inmet dated November 28, 2012 (the “Shareholders Rights Plan”) (collectively, the “Inmet Shares”), under the offer dated January 9, 2013 (the “Offer”) made by FQM (Akubra) Inc. (the “Offeror”), a direct wholly-owned subsidiary of First Quantum Minerals Ltd. (“First Quantum”), to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Inmet Shares and must be received by Computershare Investor Services Inc. (the “Depositary”) at or prior to the Expiry Time at the office specified below.

Holders of Inmet Shares (the “Shareholders”) can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, “Manner for Acceptance – Acceptance by Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. Shareholders who accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where Inmet Shares are deposited by book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the “undersigned” are to the person on whose behalf that book-entry transfer is made (notwithstanding that such person has not executed a Letter of Transmittal).

Shareholders wishing to accept the Offer but whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time must deposit their Inmet Shares according to the guaranteed delivery procedure set out in Section 3 of the Offer to Purchase, “Manner for Acceptance – Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery (printed on yellow paper), or a manually executed facsimile thereof. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. The Offer to Purchase and accompanying Circular dated January 9, 2013 (the “Offer to Purchase and Circular”) contain important information and Shareholders are urged to read the Offer to Purchase and Circular in its entirety. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer to Purchase and Circular have the respective meanings ascribed thereto in the Offer to Purchase and Circular.

All dollar references in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing Inmet Shares with the Depositary may be directed to the Information Agent and/or the Depositary. Their contact details are provided at the end of this document.

Shareholders whose Inmet Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Inmet Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND, IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 8, “SUBSTITUTE FORM W-9 FOR U.S. SHAREHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 8.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:              FQM (AKUBRA) INC.

AND TO:    COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

Upon the terms (including the right of withdrawal) and subject to the conditions of the Offer and in this Letter of Transmittal, the undersigned or the person on whose behalf the book-entry transfer is made, hereby irrevocably accepts the Offer and deposits under the Offer the Deposited Inmet Shares and, effective immediately following the time when the Offeror takes up the Deposited Inmet Shares (the “Effective Time”), irrevocably sells, assigns and transfers to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Inmet Shares. The term “Deposited Inmet Shares” refers to the Inmet Shares identified below as being deposited under the Offer and benefits arising from such Deposited Inmet Shares including, without limitation, any and all distributions, dividends, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Inmet Shares or any of them on and after the date of the Offer, including, without limitation, any distributions, dividends or payments on such distributions, dividends, payments, securities, property or other interests (collectively, “Distributions”). The undersigned understands that by depositing Inmet Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with the Inmet Shares. The undersigned understands that, unless waived by the Offeror, Shareholders are required to deposit one SRP Right for each Inmet Share deposited under the Offer in order to effect a valid deposit of such Inmet Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror for the Inmet Shares will be allocated to the SRP Rights.

BOX 1
DESCRIPTION OF INMET SHARES DEPOSITED UNDER THE OFFER (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of Inmet Shares Represented by Certificate(s)*	Number of Inmet Shares Deposited**

TOTAL:

BOX 2

DESCRIPTION OF THE SRP RIGHTS DEPOSITED UNDER THE OFFER***

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

(To be completed if necessary.)

Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of SRP Rights Represented by Certificate(s)*	Number of SRP Rights Deposited**

TOTAL:

*	You do not need to complete these columns in respect of Inmet Shares deposited by book-entry transfer.
**

If you desire to deposit fewer than all Inmet Shares evidenced by any certificate(s) listed above, please indicate in this column the number of Inmet Shares you wish to deposit. Unless otherwise indicated, the total number of Inmet Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, “Partial Deposits”.

***

The following procedures must be followed in order to effect the valid deposit of the SRP Rights associated with the Deposited Inmet Shares: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Inmet, a deposit of Inmet Shares will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Inmet prior to the time Inmet Shares are deposited under the Offer, Rights Certificates representing SRP Rights equal in number to the number of Deposited Inmet Shares must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time Inmet Shares are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Shareholder making the deposit, the Shareholder may deposit its SRP Rights before receiving Rights Certificates by using the guaranteed delivery procedure set out in Section 3 of the Offer to Purchase, “Manner for Acceptance – Procedure for Guaranteed Delivery”. Note that, in any case, a deposit of Inmet Shares constitutes an agreement by the Shareholder making the deposit to deliver Rights Certificates representing SRP Rights equal in number to the number of Deposited Inmet Shares by the Shareholder, or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Shareholder making the deposit, prior to taking up the Deposited Inmet Shares by the undersigned for payment pursuant to the Offer, Rights Certificates (or, if available, a Book-Entry Confirmation) from the Shareholder representing SRP Rights equal in number to the Inmet Shares deposited by the Shareholder.

BOX 3
ELECTION FOR CASH, SHARES OR CASH AND SHARES

Under the Offer, the undersigned may elect the Cash Alternative (as defined in the Offer to Purchase and Circular) OR the Share Alternative (as defined in the Offer to Purchase and Circular) OR the Cash and Share Alternative (as defined in the Offer to Purchase and Circular) with respect to all of the Deposited Inmet Shares under the Offer with this Letter of Transmittal or book-entry transfer, as applicable. The undersigned hereby elects as follows:

☐       CASH ALTERNATIVE

Shareholders that check this box will receive $72.00 in cash for each Inmet Share deposited under the Offer (subject to proration on the terms as described in the Offer to Purchase and Circular).

OR

☐       SHARE ALTERNATIVE

Shareholders that check this box will receive 3.2967 First Quantum Shares for each Inmet Share deposited under the Offer (subject to proration on the terms as described in the Offer to Purchase and Circular).

OR

☐        CASH AND SHARE ALTERNATIVE

Shareholders that check this box will receive $36.00 in cash plus 1.6484 First Quantum Shares for each Inmet Share deposited under the Offer (subject to proration on the terms as described in the Offer to Purchase and Circular).

If the undersigned fails to elect the Cash Alternative, the Share Alternative or the Cash and Share Alternative in this Letter of Transmittal, the undersigned will be deemed to have elected the Cash Alternative for all of the Deposited Inmet Shares.

No fractional First Quantum Shares will be issued pursuant to the Offer. In lieu of fractional First Quantum Shares, a Shareholder accepting the Offer who would otherwise receive a fraction of a First Quantum Share will receive a cash payment determined on the basis of $21.84 for each whole First Quantum Share.

If a Shareholder delivered a Notice of Guaranteed Delivery in respect of Inmet Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received under the Offer will supersede any election made in this Letter of Transmittal. See Instruction 2 below, “Procedure for Guaranteed Delivery”.

The undersigned hereby acknowledges receipt of the Offer to Purchase and Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror effective immediately following the time at which the Offeror takes up such Deposited Inmet Shares, in accordance with the terms and conditions of the Offer and the Letter of Transmittal.

The undersigned represents and warrants that:

(a)	the undersigned has received the Offer to Purchase and Circular;

(b)

the undersigned, or the person on whose behalf a book-entry transfer is made, has full power and authority to deposit, sell, assign and transfer the Deposited Inmet Shares and all rights and benefits arising from such Deposited Inmet Shares including, without limitation, any Distributions;

(c)	the undersigned, or the person on whose behalf a book-entry transfer is made, owns the Deposited Inmet Shares and any Distributions deposited under the Offer;

(d)

the Deposited Inmet Shares and Distributions deposited under the Offer have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Inmet Shares or Distributions deposited under the Offer, to any person;

(e)	the deposit of the Deposited Inmet Shares and Distributions complies with applicable Laws; and

(f)

when the Deposited Inmet Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The undersigned acknowledges that under certain circumstances the Offeror may, among other things, (i) extend, vary or terminate the Offer (see Section 5 of the Offer to Purchase, “Extension, Variation or Change to the Offer”), or (ii) make such adjustments as it considers appropriate to the consideration payable by the Offeror under the Offer and other terms of the Offer to reflect any changes on or after the date of the Offer in the Inmet Shares or Inmet’s capitalization (see Section 9 of the Offer, “Changes in Capitalization of Inmet; Adjustments; Liens”). In addition, the undersigned acknowledges that if, on or after the date of the Offer, Inmet should declare, set aside or pay any Distributions that are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities registers maintained by or on behalf of Inmet in respect of Inmet Shares, then the Offeror may reduce the consideration payable under the Offer or the undersigned may be required to promptly transfer to the Offeror such Distributions, all in accordance with the terms of the Offer (see Section 9 of the Offer, “Changes in Capitalization of Inmet; Adjustments; Liens”).

The undersigned irrevocably constitutes and appoints, effective at and after the Effective Time, each director and officer of the Offeror, and any other person designated by the Offeror, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Inmet Shares (which Deposited Inmet Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Inmet Purchased Securities”) with respect to such Inmet Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)

to register or record the transfer and/or cancellation of such Inmet Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Inmet;

(b)

for so long as any such Inmet Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Inmet Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Inmet Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Inmet;

(c)

to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Inmet Purchased Securities, all as set out in the Letter of Transmittal.

Effective at and after the Effective Time, the undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Inmet Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Inmet Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Inmet Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer to Purchase, “Withdrawal of Deposited Inmet Shares”.

The undersigned also agrees following the Effective Time not to vote any of the Inmet Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Inmet and, except as may otherwise be agreed with the Offeror, not to exercise any of the other rights or privileges attached to the Inmet Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Inmet Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Inmet Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Inmet Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Inmet Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

The Depositary will act as the agent of the persons who have deposited Inmet Shares under the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons. Receipt by the Depositary of the share certificates and/or cash representing the consideration under the Offer shall be deemed to constitute receipt of payment by persons depositing Inmet Shares under the Offer.

All payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Inmet Shares under the Offer that have been taken up and accepted for payment will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer (as described below)) payable in Canadian funds and, if applicable, delivering or causing to be delivered certificates representing First Quantum Shares (or, in the case of Inmet Shares deposited by book-entry transfer, credit of First Quantum Shares), in the amounts to which the person depositing Inmet Shares is entitled. Unless otherwise directed in this Letter of Transmittal, the certificate representing First Quantum Shares (or, in the case of Inmet Shares deposited by book-entry transfer, the credit of First Quantum Shares) and/or the cheque will be issued in the name of the registered holder of the Inmet Shares so deposited. Unless the person depositing the Inmet Shares instructs the Depositary to hold the certificate and/or the cheque for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the certificate and/or the cheque will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate and/or the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Inmet. Certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder. The undersigned further understands and acknowledges that under no circumstances will any interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging Inmet Shares or making payments for any Inmet Shares to any person on account of Inmet Shares accepted for purchase pursuant to the Offer.

Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

Any Deposited Inmet Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason, will be returned, at the expense of the Offeror, to the depositing Shareholder as soon as practicable following the Expiry Time or any withdrawal of the Offer, by either (i) sending certificates representing the Inmet Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Inmet, or (ii) in the case of Inmet Shares deposited by book-entry transfer of such Inmet Shares pursuant to the procedures set out in Section 3 of the Offer to Purchase, “Manner for Acceptance – Acceptance by Book-Entry Transfer”, such Inmet Shares will be credited to the depositing Shareholder’s account maintained with CDS or DTC, as applicable.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Inmet Shares directly with the Depositary.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une letter d’envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS ISSUE CHEQUE/FIRST QUANTUM SHARES IN THE NAME OF: (please print or type)	BLOCK B DELIVERY INSTRUCTIONS SEND CHEQUE/ FIRST QUANTUM SHARES (Unless Block “D” is checked) TO: ☐ Same as address in Block A (check box) or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone — Business Hours)	(Telephone — Business Hours)

(Tax Identification, Social Insurance or Social Security Number)	(Tax Identification, Social Insurance or Social Security Number)
* The delivery instructions given in this Block B will also be used to return certificate(s) representing Deposited Inmet Shares if required for any reason.

BLOCK C

TAXPAYER IDENTIFICATION NUMBER

U.S. residents/citizens must provide their

Taxpayer Identification Number

(Taxpayer Identification Number)

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 8, “Substitute Form W-9 for U.S. Shareholders Only” for further details.

BLOCK D SPECIAL PICK-UP INSTRUCTIONS ☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
☐ CHECK HERE IF INMET SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Notice of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK F
U.S. SHAREHOLDERS — TAX

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐ The person signing this Letter of Transmittal represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or

☐ The person signing this Letter of Transmittal represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 8 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE INFORMATION AGENT AND/OR THE DEPOSITARY.

SHAREHOLDER SIGNATURE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

This Letter of Transmittal must be signed below by the registered Shareholder(s) exactly as name(s) appear(s) on the certificates representing the Deposited Inmet Shares or SRP Rights, or on a security position listing or by person(s) authorized to become registrant holder(s) by certificates and documents transmitted herewith, or, pursuant to Instruction 4, by a fiduciary or authorized representative.

BLOCK G SIGNATURE GUARANTEE
Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

(Tax Identification, Social Insurance or Social Security Number)

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification

Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the W-9 Guidelines included with this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.

Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 — For payees exempt from backup withholding, please write “Exempt” here (see W-9 Guidelines):
Name

Business Name
Please Check Appropriate box for U.S. tax:

☐ Individual/Sole Proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/Estate
☐	Limited liability company (Enter the tax classification: S = S corporation; C = corporation; P = partnership)
☐	Other

Address

City	State	Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1)	The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2)

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature Date , 2013

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING ON THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, a portion of the gross proceeds of such payment made to me may be withheld.

Signature Date , 2013

DEFINITION OF A U.S. PERSON: For federal income tax purposes, you are considered a U.S. person if you are (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a partnership or corporation created or organized in the United States or under the laws of the United States; (3) an estate (other than a foreign estate); or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)

This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed if required by Instruction 3 below, together with accompanying certificate(s) representing the Deposited Inmet Shares and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed before the Expiry Time, the Rights Certificates(s) representing the deposited SRP Rights (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be physically received by the Depositary at its office specified in this Letter of Transmittal at or prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)

The method of delivery of certificates representing Inmet Shares and, if applicable, Rights Certificates (or a Book-Entry Confirmation, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other documents is at the option and risk of the person depositing such documents. The Offeror recommends that certificates, the accompanying Letter of Transmittal, the Notice of Guaranteed Delivery and any other documents be delivered by hand to the Depositary and that a receipt be obtained for their deposit. If the documents are mailed, the Offeror recommends that registered mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)

Shareholders whose Inmet Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Inmet Shares under the Offer.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and deposit Inmet Shares pursuant to the Offer and (i) the certificate(s) representing such Shareholder’s Inmet Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificates, the Letter of Transmittal and all other required documents to the Depositary by the Expiry Time; or (iii) such Shareholder cannot comply with the procedures for book-entry transfer on a timely basis, those Inmet Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery printed on yellow paper (or a manually signed facsimile) is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time;

(c)

the certificate or certificates representing the Deposited Inmet Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal, and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Eastern Standard Time) on or before the third trading day on the TSX after the Expiry Date; and

(d)

in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Eastern Standard Time) on or before the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by mail, hand or courier or transmitted by electronic facsimile to the Depositary only at its principal office in Toronto, Ontario at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Inmet Shares and, if applicable, SRP Rights and all other required documents to an address or transmission by facsimile to facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States.

3.	Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such Shareholder’s duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Inmet Shares in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Inmet:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

(ii)

the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s); and

(iii)

such signature(s) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of Inmet Share certificate(s) deposited herewith, or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Inmet Shares in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Inmet, such signatures must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person’s authority to act. Either the Offeror, at their sole discretion, or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any cheque(s) or certificate(s) representing First Quantum Shares is (are) to be sent to or, in respect of partial deposits of Inmet Shares, certificates representing Inmet Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, then Block B on this Letter of Transmittal should be completed. If Block B is not completed, any cheque(s) or certificate(s) will be mailed to the depositing Shareholder at the address of such Shareholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Shareholder as it appears on the securities register maintained by or on behalf of Inmet. Any cheque(s) or certificate(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.	Partial Deposits

If less than the total number of Inmet Shares evidenced by any certificate(s) submitted is to be deposited, fill in the number of Inmet Shares to be deposited in the appropriate space in Box 1 on this Letter of Transmittal. In such case, new certificate(s) for the number of Inmet Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless such holder completes Block B on this Letter of Transmittal). The total number of Inmet Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to holders who deposit their Inmet Shares by book-entry transfer.

8.	Substitute Form W-9 for U.S. Shareholders Only

United States federal income tax law generally requires a U.S. Shareholder who receives cash in exchange for Inmet Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption from backup withholding, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding on the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by timely filing a U.S. tax return.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN); (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Shareholder that he is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Exempt holders (including, among others, all C corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Inmet Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold a portion of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary.

If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING ON THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

9.	Currency of Payment

All amounts payable under the Offer will be paid in Canadian dollars.

10.	Miscellaneous

(a)

If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Inmet Shares, additional certificate numbers and number of Inmet Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Inmet Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be accepted and no fractional Inmet Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal, or a manually executed facsimile copy hereof, waive any right to receive any notice of the acceptance of Deposited Inmet Shares for payment, except as required by applicable Laws.

(d)

The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)	The Offeror will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting deposits of Inmet Shares under the Offer.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer to Purchase and Circular.

(g)

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Deposited Inmet Shares, including the propriety and effect of the execution of the Letter of Transmittal, will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Inmet Shares. There shall be no obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in acceptance and no liability shall be incurred or suffered by any of them to any person for failure to give such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set out in the Offer to Purchase and Circular.

(h)

Additional copies of the Offer to Purchase and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its address specified in this Letter of Transmittal.

11.	Lost Certificates

If a certificate representing Inmet Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and providing your telephone number, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to Inmet’s registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Inmet Shares has been lost, stolen, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Inmet Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

12.	Assistance

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Inmet Shares with the Depositary may be directed to the Information Agent and/or the Depositary. Their contact details are provided at the end of this document.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:	Give Name and Taxpayer Identification Number of
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
c. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Treasury Regulation section 1.671-4(b)(2)(i)(A))	The grantor
d. Grantor trust filing under Form 1041 Filing Method or Optional Form 1099 Filing Method 2 (see Treasury Regulation section 1.671-4(b)(2)(i)(B))	The trust
5. Sole proprietorship or a disregarded entity	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporation (or LLC electing corporate status on Form 8832 or Form 2553)	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9. Partnership or multi-member LLC treated as a partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)

You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)

List first and circle the name of the trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE: IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME LISTED, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

Obtaining a Number

If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Note: Writing “Applied For” on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Substitute Form W-9, include your TIN, sign and date the form, and give it to the payer.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)

An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2);

(ii)

The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A C corporation;

(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A futures commission merchant registered with the Commodity Futures Trading Commission; and

(xii)	A foreign central bank of issue.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold a portion of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to the payer. Certain penalties may also apply.

Penalties

(1)

Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)

Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S.$500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

The Depositary for the Offer is

By Mail P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2 Attention: Corporate Actions	By Registered Mail, Hand or Courier 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253

Toll Free (Overseas): 1-514-982-7555

Email: corporateactions@computershare.com

The Information Agent for the Offer is:

Toll Free (North America): 1-866-656-4120

Outside North America Call Collect: 1-781-575-2421

Email: askus@georgeson.com

Any questions or requests for assistance or additional copies of the Offer to Purchase and Circular or this Letter of Transmittal may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY FQM (AKUBRA) INC. TO PURCHASE ALL THE OUTSTANDING INMET SHARES.

NOTICE OF GUARANTEED DELIVERY

for Deposit of Inmet Shares and SRP Rights of

INMET MINING CORPORATION

pursuant to the Offer dated January 9, 2013

made by

FQM (Akubra) Inc.,

a direct wholly-owned subsidiary of

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN STANDARD TIME) ON

FEBRUARY 14, 2013 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT:

(1)	YOUR CERTIFICATE(S) REPRESENTING YOUR INMET SHARES ARE NOT IMMEDIATELY AVAILABLE;

(2)	YOU CANNOT COMPLETE THE PROCEDURE FOR BOOK-ENTRY TRANSFER OF YOUR INMET SHARES ON A TIMELY BASIS; OR

(3)	YOU ARE NOT ABLE TO DELIVER SUCH CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery, or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deposit common shares of Inmet Mining Corporation (“Inmet”), including any common shares of Inmet that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, conversion or exchange of any Convertible Securities (as defined in the Offer to Purchase and Circular), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Inmet dated November 28, 2012 (the “Shareholders Rights Plan”) (collectively, the “Inmet Shares”), under the offer dated January 9, 2013 (the “Offer”) made by FQM (Akubra) Inc. (the “Offeror”), a direct wholly-owned subsidiary of First Quantum Minerals Ltd. (“First Quantum”), to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Inmet Shares, only if certificate(s) representing the Inmet Shares to be deposited under the Offer are not immediately available or if the holder of the Inmet Shares (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Computershare Investor Services Inc. (the “Depositary”) at or prior to the Expiry Time at the office specified below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. The Offer to Purchase and accompanying Circular dated January 9, 2013 (the “Offer to Purchase and Circular”) contain important information and Shareholders are urged to read the Offer to Purchase and Circular in its entirety. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase and Circular have the respective meanings ascribed thereto in the Offer to Purchase and Circular.

All dollar references in this Notice of Guaranteed Delivery refer to Canadian dollars, except where otherwise indicated.

Questions or requests for assistance in accepting the Offer, completing this Notice of Guaranteed Delivery and depositing Inmet Shares with the Depositary may be directed to the Information Agent and/or the Depositary. Their contact details are provided at the end of this document.

Shareholders whose Inmet Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Inmet Shares under the Offer.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to accept the Offer and deposit Inmet Shares pursuant to the Offer and (i) the certificate(s) representing such Shareholder’s Inmet Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificates, the Letter of Transmittal and all other required documents to the Depositary by the Expiry Time; or (iii) such Shareholder cannot comply with the procedures for book-entry transfer on a timely basis, those Inmet Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b)

this Notice of Guaranteed Delivery (or a manually signed facsimile) is properly completed and duly executed and is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time;

(c)

the certificate or certificates representing the Deposited Inmet Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal, and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Eastern Standard Time) on or before the third trading day on the TSX after the Expiry Date; and

(d)

in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Eastern Standard Time) on or before the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States.

The undersigned understands and acknowledges that payment for Inmet Shares deposited and taken up by the Offeror under the Offer will be made only after timely receipt by the Depositary of the certificate(s) representing the Inmet Shares and, if applicable, Rights Certificates, a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, covering such Inmet Shares and, if applicable, SRP Rights, with the signature(s) guaranteed, if required in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. The undersigned further understands and acknowledges that under no circumstances will interest accrue, or be paid by the Offeror or the Depositary to the persons depositing Inmet Shares, on the purchase price of Inmet Shares purchased by the Offeror, regardless of any delay in making payments for Inmet Shares, and that the consideration for the Inmet Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Inmet Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Inmet Shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, “Manner for Acceptance —Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary for such Inmet Shares is not made until after the take-up of, and payment for, the Inmet Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

TO:	FQM (AKUBRA) INC.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

By Mail:	By Registered Mail, Hand or Courier:	By Facsimile Transmission:

Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2 Attention: Corporate Actions	Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions	1-905-771-4082

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY MAIL, HAND OR COURIER OR TRANSMITTED BY FACSIMILE TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO LISTED IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) REPRESENTING INMET SHARES AND, IF APPLICABLE, SRP RIGHTS AND ALL OTHER REQUIRED DOCUMENTS TO AN ADDRESS OR TRANSMISSION BY FACSIMILE TO FACSIMILE NUMBER OTHER THAN THOSE SET OUT ABOVE DOES NOT CONSTITUTE DELIVERY FOR PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING INMET SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR INMET SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular and the Letter of Transmittal, receipt of each of which is hereby acknowledged, the Inmet Shares listed below in Box 1, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, “Manner for Acceptance — Procedure for Guaranteed Delivery”.

BOX 1
DESCRIPTION OF INMET SHARES DEPOSITED UNDER THE OFFER (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)

Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Inmet Shares Represented by Certificate(s)	Number of Inmet Shares Deposited*

TOTAL:

BOX 2

DESCRIPTION OF THE SRP RIGHTS DEPOSITED UNDER THE OFFER**

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)

(To be completed if necessary.)

Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of SRP Rights Represented by Certificate(s)	Number of SRP Rights Deposited*

TOTAL:

*

If you desire to deposit fewer than all Inmet Shares evidenced by any certificate(s) listed above, please indicate in this column the number of Inmet Shares you wish to deposit. Unless otherwise indicated, the total number of Inmet Shares evidenced by all certificates delivered will be deemed to have been deposited.

**

The following procedures must be followed in order to effect the valid deposit of the SRP Rights associated with the Deposited Inmet Shares: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Inmet, a deposit of Inmet Shares will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Inmet prior to the time Inmet Shares are deposited under the Offer, Rights Certificates representing SRP Rights equal in number to the number of Deposited Inmet Shares must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time Inmet Shares are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Shareholder making the deposit, the Shareholder may deposit its SRP Rights before receiving Rights Certificates by using the guaranteed delivery procedure set out in Section 3 of the Offer to Purchase, “Manner for Acceptance – Procedure for Guaranteed Delivery”. Note that, in any case, a deposit of Inmet Shares constitutes an agreement by the Shareholder making the deposit to deliver Rights Certificates representing SRP Rights equal in number to the number of Deposited Inmet Shares by the Shareholder, or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Shareholder making the deposit, prior to taking up the Deposited Inmet Shares by the undersigned for payment pursuant to the Offer, Rights Certificates (or, if available, a Book-Entry Confirmation) from the Shareholder representing SRP Rights equal in number to the Inmet Shares deposited by the Shareholder.

BOX 3

ELECTION FOR CASH, SHARES OR CASH AND SHARES

Under the Offer, the undersigned may elect the Cash Alternative (as defined in the Offer to Purchase and Circular) OR the Share Alternative (as defined in the Offer to Purchase and Circular) OR the Cash and Share Alternative (as defined in the Offer to Purchase and Circular) with respect to all of the Deposited Inmet Shares under the Offer with this Notice of Guaranteed Delivery, as applicable. The undersigned hereby elects as follows:

☐	CASH ALTERNATIVE

Shareholders that check this box will receive $72.00 in cash for each Inmet Share deposited under the Offer (subject to proration on the terms as described in the Offer to Purchase and Circular).

OR

☐	SHARE ALTERNATIVE

Shareholders that check this box will receive 3.2967 First Quantum Shares for each Inmet Share deposited under the Offer (subject to proration on the terms as described in the Offer to Purchase and Circular).

OR

☐	CASH AND SHARE ALTERNATIVE

Shareholders that check this box will receive $36.00 in cash plus 1.6484 First Quantum Shares for each Inmet Share deposited under the Offer (subject to proration on the terms as described in the Offer to Purchase and Circular).

If the undersigned fails to elect the Cash Alternative, the Share Alternative or the Cash and Share Alternative in this Notice of Guaranteed Delivery, the undersigned will be deemed to have elected the Cash Alternative for all of the Deposited Inmet Shares.

No fractional First Quantum Shares will be issued pursuant to the Offer. In lieu of fractional First Quantum Shares, a Shareholder accepting the Offer who would otherwise receive a fraction of a First Quantum Share will receive a cash payment determined on the basis of $21.84 for each whole First Quantum Share.

If a Shareholder delivered this Notice of Guaranteed Delivery in respect of Inmet Shares to be deposited with a Letter of Transmittal, the election (or deemed election) made in this Notice of Guaranteed Delivery as to the consideration to be received under the Offer will supersede any election made in a Letter of Transmittal.

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Postal Code / Zip Code

Daytime Telephone Number

GUARANTEE OF DELIVERY (Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Inmet Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal in the form accompanying the Offer and Circular, or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Postal/Zip Code	Title

Area Code and Telephone Number	Date

The Depositary for the Offer is:

By Mail P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2 Attention: Corporate Actions	By Registered Mail, Hand or Courier 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253

Toll Free (Overseas): 1-514-982-7555

Email: corporateactions@computershare.com

The Information Agent for the Offer is:

Toll Free (North America): 1-866-656-4120

Outside North America Call Collect: 1-781-575-2421

Email: askus@georgeson.com

Any questions or requests for assistance or additional copies of the Offer to Purchase and Circular or this Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The following information is applicable to the Registrant.

Indemnification of Directors and Officers

Section 21.3 of the Registrant’s Articles provides that subject to the Business Corporations Act (British Columbia) (the “Act”), the Registrant may indemnify any person.

Section 160 of the Act, which governs the Registrant, provides that the Registrant may, indemnify an individual who is or was a director or officer of the Registrant, is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant, or at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity and, except in sections 163(1)(c) and (d) and section 165 referred to below, the heirs and personal and other legal representatives of that individual (an “Eligible Party”), against all eligible penalties to which the Eligible Party is or may be liable and, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an Eligible Party in respect of that proceeding. Section 161 of the Act provides that after the final disposition of an eligible proceeding, the Registrant must pay the expenses actually and reasonably incurred by the Eligible Party in respect of that proceeding if the Eligible Party (i) has not been reimbursed for those expenses, and (ii) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

“associated corporation” is any corporation or entity referred to in the foregoing definition of Eligible Party.

“eligible penalty” means a judgment, penalty or fine awarded in or imposed in, or an amount paid in settlement of, an eligible proceeding.

“eligible proceeding” includes a proceeding in which the Eligible Party, by reason of an Eligible Party (other than such heirs and personal and other legal representatives) being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

“expenses” includes costs, charges and expenses, including legal or other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding.

“proceedings” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Section 162(1) of the Act provides that the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an Eligible Party in respect of that proceeding. However, section 162(2) provides that the Registrant must not make the payments referred to in section 162(1) unless the Registrant first receives from the Eligible Party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by section 163, the Eligible Party will repay the amounts advanced.

Section 163(1) of the Act provides that the Registrant must not indemnify or pay the expenses as described in the foregoing paragraphs, if any of the following circumstances applies:

(a) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c) if, in relation to the subject matter of the eligible proceeding, the Eligible Party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be;

(d) in the case of an eligible proceeding other than a civil proceeding, if the Eligible Party did not have reasonable grounds for believing that the Eligible Party’s conduct in respect of which the proceeding was brought was lawful.

In addition section 163(2) of the Act provides that if an eligible proceeding is brought against an Eligible Party by or on behalf of the Registrant or by or on behalf of an associated corporation, the Registrant must not (i) indemnify the Eligible Party against eligible penalties or (ii) pay the expenses described in the foregoing paragraphs.

Section 164 of the Act provides that, despite the foregoing provisions, on the application of the Registrant or an Eligible Party, the Supreme Court of British Columbia may do one or more of the following:

(a) order the Registrant to indemnify an Eligible Party against any liability incurred in respect of an eligible proceeding;

(b) order the Registrant to pay some or all of the expenses incurred in respect of an eligible proceeding;

(c) order the enforcement of, or any payment under, an agreement of indemnification entered into by the Registrant;

(d) order the Registrant to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under section 164;

(e) make any other order the court considers appropriate.

Section 165 of the Act provides that the Registrant may purchase and maintain insurance for the benefit of an Eligible Party or the heirs and personal or other legal representatives of the Eligible Party against any liability that may be incurred by reason of the Eligible Party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation.

As contemplated by Section 165 of the Act, the Registrant has purchased insurance against potential claims against the directors or officers of the Registrant and against loss for which the Registrant may be required or permitted by law to indemnify such directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

The following exhibits have been filed as part of this Form F-80:

Exhibit Number	Description

3.1	The material change report of First Quantum dated January 13, 2012 in respect of the announcement of First Quantum reaching an agreement with Eurasian Natural Resources Corporation Plc to dispose of First Quantum’s residual DRC assets, namely the Kolwezi Project, the Frontier Mine and the Lonshi Mine, and settle all claims in relation to its DRC operations.

3.2	The annual audited consolidated financial statements of First Quantum as at and for the financial year ended December 31, 2011, together with the notes thereto and the auditors’ report thereon.

3.3	The management discussion and analysis of financial condition and results of operations of First Quantum dated March 6, 2012 for the financial year ended December 31, 2011.

3.4	The material change report of First Quantum dated March 12, 2012 in respect of First Quantum closing the sale of its residual DRC assets, namely the Kolwezi Project, the Frontier Mine and the Lonshi Mine, to Eurasian Natural Resources Corporation Plc and finalizing the settlement of all claims in relation to its DRC operations.

3.5	The annual information form of First Quantum dated March 31, 2012 for the year ended December 31, 2011.

3.6	The management information circular of First Quantum dated April 5, 2012 in respect of the annual meeting of shareholders of First Quantum held on May 9, 2012.

3.7	The material change report of First Quantum dated September 27, 2012 in respect of First Quantum’s offering of US$350 million of senior notes due 2019.

3.8	The unaudited interim comparative consolidated financial statements of First Quantum as at and for the three and nine months ended September 30, 2012.

3.9	The management discussion and analysis of financial condition and results of operations of First Quantum for the three and nine months ended September 30, 2012.

3.10	The material change report of First Quantum dated December 19, 2012 in respect of the announcement made by First Quantum of its intention to make an offer to acquire all of the outstanding Inmet Shares for consideration of $72.00 per Inmet Share in cash and/or First Quantum Shares.

4.1	Consent of PricewaterhouseCoopers LLP.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings

(a) The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

(b) The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2. Consent to Service of Process

(a) At the time of filing this Form F-80, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Perth, Western Australia, on the 9th day of January 2013.

FIRST QUANTUM MINERALS LTD.

By:	/s/ Philip K. R. Pascall
Philip K. R. Pascall Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Philip K. R. Pascall, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

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Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

First Quantum Minerals Ltd.

Signature	Title	Date

/s/ Philip K. R. Pascall Philip K. R. Pascall	Chairman, Chief Executive Officer, Director (Principal Executive Officer)	January 9, 2013

/s/ Hannes Meyer Hannes Meyer	Chief Financial Officer (Principal Financial and Accounting Officer)	January 9, 2013

/s/ Martin R. Rowley Martin R. Rowley	Executive Director Business Development, Director	January 9, 2013

/s/ Andrew B. Adams Andrew B. Adams	Director	January 9, 2013

/s/ Paul Brunner Paul Brunner	Director	January 9, 2013

/s/ Peter St George Peter St George	Director	January 9, 2013

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Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has signed this Registration Statement, solely in his capacity as the duly authorized representative of First Quantum Minerals Ltd. in the United States, in the City of Newark, State of Delaware, on January 9, 2013.

PUGLISI & ASSOCIATES
(Authorized U.S. Representatives)

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director, Puglisi & Associates

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